Filed Pursuant to Rule 424(b)(4)
Registration No. 333-209420

PROSPECTUS

7,873,063 Shares

Ollie’s Bargain Outlet Holdings, Inc.

Common stock

The selling stockholders named in this prospectus are offering 7,873,063 shares of our common stock. We will not receive any proceeds from the sale of common stock to be offered by the selling stockholders. See “Use of Proceeds.” Our common stock is listed on the Nasdaq Global Market (“NASDAQ”) under the symbol “OLLI.” On February 18, 2016, the last sale price of our common stock as reported on NASDAQ was $20.89 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Summary—Implications of being an emerging growth company.”

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 16 of this prospectus.

	PER SHARE	TOTAL

Public offering price	$19.75	$155,492,994.25

Underwriting discount (1)	$0.9381	$7,385,720.40

Proceeds to the selling stockholders, before expenses,	$18.8119	$148,107,273.85

(1)	We refer you to “Underwriting” beginning on page 126 of this prospectus for additional information regarding underwriter compensation.

Certain of the selling stockholders named in this prospectus have granted to the underwriters an option for a period of 30 days to purchase up to 1,180,959 additional shares of common stock from us at the public offering price less underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of our common stock by certain of the selling stockholders named in this prospectus, if the underwriters exercise their option to purchase additional shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Ollie’s Bargain Outlet Holdings, Inc.’s common stock to investors on or about February 24, 2016.

J.P. Morgan	Jefferies	BofA Merrill Lynch

Credit Suisse	Piper Jaffray
RBC Capital Markets	KeyBanc Capital Markets

February 18, 2016.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The selling stockholders and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Persons outside the United States who come into possession of this prospectus and any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriting.” You should assume that the information appearing in this prospectus and any free writing prospectus is only accurate as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

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Trademarks and trade names

We own various trademarks, service marks and trade names referred to in this prospectus, including, among others, Ollie’s®, Ollie’s Bargain Outlet®, Ollie’s Army®, Real Brands! Real Bargains!®, Good Stuff Cheap® and their respective logos. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the TM, SM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks, service marks and trade names. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Presentation of financial and other information

We operate on a fiscal calendar used in the retail industry which results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. Our audited financial statements included elsewhere in this prospectus are as of and for the years ended January 31, 2015 and February 1, 2014. References to “fiscal year 2014” and “fiscal year 2013” refer to the reported fiscal years ended January 31, 2015 and February 1, 2014, respectively. References to “fiscal year 2015” refer to the 52-week period ending January 30, 2016. References to “fiscal year 2016” refer to the 52-week period ending January 28, 2017. Our unaudited financial statements included elsewhere in this prospectus are as of and for the 13 weeks and thirty-nine weeks ended October 31, 2015 and November 1, 2014.

Prior to fiscal year 2013, we operated on a fiscal calendar which resulted in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31 of that year. On September 28, 2012, affiliates of CCMP Capital Advisors LLC (collectively referred to as “CCMP”), along with certain members of management, acquired Ollie’s Holdings, Inc. and its sole operating subsidiary, Ollie’s Bargain Outlet, Inc. through a newly formed entity, Ollie’s Bargain Outlet Holdings, Inc. (f/k/a Bargain Holdings, Inc.) (the “CCMP Acquisition”). In connection with the CCMP Acquisition, as part of the purchase price allocation, assets acquired and liabilities assumed were adjusted to their estimated fair value as of the closing date of the CCMP Acquisition. Ollie’s Holdings, Inc. is the predecessor to Ollie’s Bargain Outlet Holdings, Inc., and the periods on and prior to September 28, 2012 are referred to as the predecessor periods. The periods on and following September 29, 2012 are referred to as the successor periods. We refer to the period from January 1, 2012 through September 28, 2012 as “predecessor period 2012” and the period from September 29, 2012 through February 2, 2013 as “successor period 2012.” References to “fiscal year 2011” and “fiscal year 2010” are to the fiscal years ended December 31, 2011 and January 1, 2011, respectively.

Each of fiscal years 2014, 2013, 2011 and 2010 consisted of 52-week periods. Successor period 2012 consisted of an 18-week period and predecessor period 2012 consisted of a 39-week period. As a result of the application of purchase accounting in connection with the CCMP Acquisition impacting the successor periods, fiscal years 2014 and 2013 and successor period 2012 may not be comparable to predecessor period 2012 and fiscal years 2011 and 2010.

Market and industry information

Market data and industry information used throughout this prospectus are based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management’s review of independent industry surveys, forecasts and publications and other publicly available information prepared by a number of third party sources, as well as market analysis and reports prepared by Jeff Green Partners, a retail real estate feasibility consultant that provides market analysis and strategic planning and consulting services. All of the market data and industry information used in this prospectus

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involves a number of assumptions and limitations which we believe to be reasonable, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors,” “Cautionary note regarding forward-looking statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

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Summary

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and notes included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to “our company,” “we,” “us,” “our” and “Ollie’s” refer to Ollie’s Bargain Outlet Holdings, Inc. and its subsidiaries. References to comparable store sales are to net sales of “comparable stores” during a fiscal period. Stores become “comparable stores” beginning on the first day of the sixteenth full fiscal month following the store’s opening. See “Management’s discussion and analysis of financial condition and results of operations—How we assess the performance of our business—Comparable store sales.” Four-wall EBITDA for our stores, as used herein, is store net income before depreciation and amortization expenses and excluding any impact for interest expense, income tax expense and general and administrative expenses. Calculations of compound annual growth rate (“CAGR”) from fiscal year 2010 to fiscal year 2014 presented herein are calculated beginning on January 1, 2010, the first day of fiscal year 2010, and ending on January 31, 2015, the last day of fiscal year 2014. Store-level cash-on-cash returns, as described herein, are calculated by dividing four-wall EBITDA for a store by our net cash investment in that store.

Our company

We are a highly differentiated and fast-growing, extreme value retailer of brand name merchandise at drastically reduced prices. Known for our assortment of “Good Stuff Cheap,” we offer customers a broad selection of brand name products, including housewares, food, books and stationery, bed and bath, floor coverings, toys and hardware. Our differentiated go-to market strategy is characterized by a unique, fun and engaging treasure hunt shopping experience, compelling customer value proposition and witty, humorous in-store signage and advertising campaigns. These attributes have driven our rapid growth and strong and consistent store performance.

Mark Butler, our Chairman, President and Chief Executive Officer, co-founded Ollie’s in 1982, based on the idea that “everyone in America loves a bargain.” Since opening our first store in Mechanicsburg, PA, we have expanded throughout the Eastern half of the United States. From the time Mr. Butler assumed his current position as President and Chief Executive Officer in 2003, we have grown from operating 28 stores in three states to 203 stores in 17 states as of January 30, 2016. Our no-frills, “semi-lovely” warehouse style stores average approximately 33,000 square feet and generate consistently strong financial returns across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our business model has resulted in positive financial performance during strong and weak economic cycles. Since 1998, 100% of our stores have generated positive four-wall EBITDA on a trailing 12-month basis, and prior to that, we believe all of our stores were profitable in each fiscal year since opening our first store in 1982. We believe there is opportunity for more than 950 Ollie’s locations across the United States based on internal estimates and third party research conducted by Jeff Green Partners, a retail real estate feasibility consultant that provides market analysis and strategic planning and consulting services.

Our constantly changing merchandise assortment is procured by a highly experienced merchant team, who leverage deep, long-standing relationships with hundreds of major manufacturers, wholesalers, distributors, brokers and retailers. These relationships enable our merchant team to find and select only the best buys from a broad range of brand name and closeout product offerings and to pass drastically reduced prices along to our customers. As we grow, we believe our increased scale will provide us with even greater access to brand name products because many large manufacturers favor large buyers capable of acquiring an entire deal. Our merchant team augments these deals with directly sourced products including Ollie’s own private label brands and other products exclusive to Ollie’s.

Our business model has produced consistently strong growth and financial performance. From fiscal year 2010 to fiscal year 2014:

•	Our store base expanded from 95 stores to 176 stores, a CAGR of 16.3%, and we entered 8 new states.

•	New stores opened from fiscal year 2010 to fiscal year 2013 produced average cash-on-cash returns of 61% in their first 12 months of operations.

•	Comparable store sales grew at an average rate of 1.7% per year.

•	Net sales increased from $335.7 million to $638.0 million, a CAGR of 17.0%.

•	Adjusted EBITDA increased from $43.7 million to $80.3 million, a CAGR of 16.0%.

•	Net income increased from $19.1 million to $26.9 million.

For a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “—Summary historical consolidated financial and other data.”

Our competitive strengths

We believe the following strengths differentiate us from our competitors and serve as the foundation for our current and future growth:

“Good Stuff Cheap”—Ever changing product assortment at drastically reduced prices.     Our stores offer something for everyone across a diverse range of merchandise categories at prices up to 70% below department and specialty stores (the “fancy stores”) and up to 20-50% below mass market retailers. Our product assortment frequently changes based on the wide variety of deals available from the hundreds of brand name suppliers we have relationships with. We augment these opportunistic deals on brand name merchandise with directly sourced unbranded products or those under our own private label brands such as

Sarasota Breeze, Steelton Tools and American Way and exclusively licensed recognizable brands and celebrity names such as Magnavox, Marcus Samuelsson Signature Cookware and Kasey Kahne Car Care. Brand name and closeout merchandise represented 70% and non-closeout goods and private label products collectively represented 30% of our fiscal year 2014 merchandise purchases. Our treasure hunt shopping environment and slogan “when it’s gone, it’s gone” help to instill a “shop now” sense of urgency that encourages frequent customer visits.

Highly experienced and disciplined merchant team.     Our merchant team maintains strong, long-standing relationships with a diverse group of suppliers, allowing us to procure branded merchandise at compelling values for our customers. This team is led by five senior merchants, including Mark Butler, and has over 107 years of combined industry experience and 90 combined years of experience at Ollie’s. We have been doing business with our top 15 suppliers for an average of 12 years, and no single supplier accounted for more than 5% of our purchases during the fiscal year 2014. Our well-established relationships with our suppliers together with our scale, buying power, financial credibility and responsiveness often makes Ollie’s the first call for available deals. Our direct relationships with our suppliers have increased as we have grown and we continuously strive to broaden our supplier network. These factors provide us with increased access to goods, which enables us to be more selective in our deal-making and which we believe helps us provide compelling value and assortment of goods to our customers and fuels our continued profitable growth.

Distinctive brand and engaging shopping experience.     Our distinctive and often self-deprecating humor and highly recognizable caricatures are used in our stores, flyers, mailers, website and email campaigns. We attempt to make our customers laugh as we poke fun at ourselves and current events. We believe this approach creates a strong connection to our brand and sets us apart from other, more traditional retailers. Our “semi-lovely” stores feature these same brand attributes together with witty signage in a warehouse format that create a fun, relaxed and engaging shopping environment. We believe that by disarming our customers by getting them to giggle a bit, they are more likely to look at and trust our products for what they are—extremely great bargains. We offer a “30-day no hard time guarantee” as a means to overcome any skepticism associated with our cheap prices and to build trust and loyalty, because if our customers are not happy, we are not happy. We welcome customers to bring back their merchandise within that timeframe for a “no hard time” full refund. We also make it easy for our customers to browse our stores by displaying our products on easily accessible fixtures and by keeping the stores clean and well-lit. We believe our humorous brand image, compelling values and welcoming stores resonate with our customers and define Ollie’s as a unique and comfortable destination shopping location.

Extremely loyal “Ollie’s Army” customer base.     Our best customers are members of our Ollie’s Army customer loyalty program, which stands at 5.7 million members as of October 31, 2015. Over 55% of our sales in fiscal year 2014 were from Ollie’s Army members, and we have consistently grown our base of loyal members at a 36.4% CAGR from fiscal year 2006 to October 2015. Ollie’s Army members spend approximately 37% more per shopping trip at Ollie’s, typically shop more frequently than non-members, and are willing to drive upwards of 25 minutes to shop at our stores. We identify our target customer as “anyone between the ages of 25-70 with a wallet or a purse” seeking a great bargain. Our consumer research supports this approach, revealing that we appeal to a broad demographic spanning a wide range of household incomes, with more than 60% of Ollie’s Army members having an average household income over $50,000.

Strong and consistent store model built for growth.     We employ a proven new store model that generates strong cash flow, consistent financial results and attractive returns on investment regardless of the economic environment. Our highly flexible real estate approach has proven successful across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our new store model targets a cash-on-cash return of 55% in the first 12 months of operations and a payback period of approximately two years. New stores opened from fiscal year 2010 to fiscal year 2013 produced average cash-on-cash returns of 61% in their first 12 months of operations. Since 2010, our new stores have generated an average of $3.9 million in net sales in their first 12 months of operations and produced an average payback period of approximately two years. We believe that our consistent store performance, recently opened distribution center in Commerce, GA and disciplined approach to site selection support the portability and predictability of our new unit growth strategy.

Highly experienced and passionate founder-led management team.     Our leadership team, directed by our co-founder, Chairman, President and Chief Executive Officer, Mark Butler, has guided our organization through its expansion and positioned us for continued growth. Mark Butler has assembled a talented and dedicated team of executives with an average of 24 years of retail experience, including an average 10 years of experience at Ollie’s. Our senior executives possess extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, store operations, supply chain management and information technology. We believe by encouraging equity ownership and fostering a strong team culture, we have aligned the interests of our employees with those of our shareholders. As a result, no member of the executive management team (any Vice President or higher classification) has ever chosen to leave Ollie’s to work for another company. We believe these factors result in a cohesive team focused on sustainable long-term growth.

Our growth strategy

We plan to continue to drive growth in sales and profitability by executing on the following strategies:

Grow our store base.     We believe our compelling value proposition and the success of our stores across a broad range of geographic regions, population densities and demographic groups creates a significant opportunity to profitably increase our store count. Our internal estimates and third party research conducted by Jeff Green Partners indicate the potential for more than 950 national locations. Our new store real estate model is flexible and focuses predominately on second generation sites ranging in size from 25,000 to 35,000 square feet. We believe there is an ample supply of suitable low-cost, second generation real estate to allow us to infill within our existing markets as well as to expand into new, contiguous geographies. This approach leverages our distribution infrastructure, field management team, store management, marketing investments and brand awareness. We expect our new store openings to be the primary driver of our continued, consistent growth in sales and profitability.

Increase our offerings of great bargains.     We will continue to enhance our supplier relationships and develop additional sources to acquire brand name and closeout products for our customers. Our strong sourcing relationships with leading major manufacturers and our purchasing scale provide us with significant opportunities to expand our ever changing assortment of brand name and closeout merchandise at extreme values. We plan to further invest in our merchandising team in order to expand and enhance our sourcing relationships and product categories, which we expect will drive shopping frequency and increase customer spending.

Leverage and expand Ollie’s Army.     We intend to recruit new Ollie’s Army members and increase their frequency of store visits and spending by enhancing our distinctive, fun and recognizable marketing programs, building brand awareness, rewarding member loyalty and utilizing more sophisticated data driven targeted marketing. We believe these strategies, coupled with a larger store base, will enable us to increase the amount of sales driven by loyal Ollie’s Army customers seeking the next great deal.

Recent developments

Our financial results for fiscal year 2015 are not yet available. Set forth below are key events and certain preliminary estimates of our results of operations that we expect to report for fiscal year 2015. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of our annual audit, and other developments that may arise between now and the time the financial results for fiscal year 2015 are finalized.

Refinancing

On January 29, 2016, we refinanced our Revolving Credit Facility and our Term Loan Facility with the proceeds of our New Credit Facilities consisting of a $200.0 million senior secured term loan facility (the “New Term Loan Facility”) and a $100.0 million senior secured asset-based revolving credit facility (the “New Revolving Credit Facility,” and, together with the New Term Loan Facility, the “New Credit Facilities”). For additional description of the New Credit Facilities, see “Description of certain indebtedness—New credit facilities.” We refer to our entry into the New Credit Facilities and the application of proceeds therefrom as the “Refinancing.”

The Refinancing is anticipated to generate annual interest savings in fiscal year 2016 of approximately $4.0 million on a pro forma basis. As part of this refinancing, we expect to incur a non-cash loss on extinguishment of debt of approximately $2.7 million on an after-tax basis or $0.04 per diluted share, for the 13 weeks ended January 30, 2016.

Preliminary Fiscal Year 2015 Estimates

Estimates of our preliminary financial results for fiscal year 2015 are set forth below:

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We opened three stores during the 13 weeks ended January 30, 2016, bringing our total number of stores to 203 as of the end of fiscal year 2015, compared to 176 stores as of the end of fiscal year 2014, representing growth of 15.3%;

•	We estimate total net sales of approximately $762.0 million, representing growth of 19.4% compared to fiscal year 2014;

•	We estimate that comparable store sales increased approximately 6.0%. Comparable store sales for fiscal 2014 increased 4.4%, representing a two year increase of approximately 10.4%;

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We estimate comparable store sales for the 13 weeks ended January 30, 2016 increased approximately 5.0%. Comparable store sales increased 9.0% for the same period last year, representing a two year increase of approximately 14.0%;

•	We estimate that net income will range between $34.8 million and $35.3 million, representing net income growth of 30.2% compared to fiscal year 2014, assuming the midpoint of the estimated range;

•	We estimate that net income per diluted share will range between $0.62 to $0.63;

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We estimate that Adjusted Net Income will range between $39.0 million and $39.5 million, representing Adjusted Net Income growth of 43.6% compared to fiscal year 2014, assuming the midpoint of the estimated range; and

•	We estimate that Adjusted Diluted Earnings per share will be between $0.69 to $0.70.

Adjusted Net Income and Adjusted Diluted Earnings per share are non-GAAP measures and represent net income and net income per diluted share, respectively, excluding our loss on extinguishment of debt (totaling approximately $4.2 million on an after tax basis or $0.07 per diluted share for fiscal year 2015 and including the $2.7 million on an after tax basis or $0.04 per diluted share described above) and our transaction related expenses (approximately $0.2 million on an after tax basis). Adjusted Net Income and Adjusted Diluted Earnings per share have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Net income per diluted share and Adjusted Diluted Earnings per share are based on an estimated weighted diluted average shares outstanding of approximately 56.3 million for fiscal year 2015.

The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of our management. Neither our independent registered public accounting firm, KPMG LLP, nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the estimated results, nor have they expressed any opinion or any other form of assurance on the preliminary estimated financial results. This preliminary information reflects management’s estimates based solely upon information available as of the date of this prospectus and is not a comprehensive statement of our financial results for fiscal year 2015. The information presented herein should not be considered a substitute for the audited financial statements for fiscal year 2015 once they become available.

The estimates for the preliminary estimated financial results described above constitute forward-looking statements. We have provided a range for certain of the preliminary estimated financial results described above primarily because our financial closing procedures for fiscal year 2015 are not yet complete and our financial results for fiscal year 2015 will not be publicly available prior to the completion of this offering. There is a possibility that actual results will vary materially from these preliminary estimates. Accordingly, you should not place undue reliance upon these preliminary financial results. Please refer to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus for additional information. These preliminary results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our initial public offering

On July 15, 2015, we priced our initial public offering (“IPO”) of 8,925,000 shares of our common stock. On July 16, 2015, our common stock began trading on the NASDAQ Global Market (“NASDAQ”) under the ticker symbol “OLLI.” In addition, on July 17, 2015, the underwriters of the IPO exercised their option to purchase an additional 1,338,750 shares of common stock from us. As a result, 10,263,750 shares of common stock were issued and sold at a price of $16.00 per share. We received net proceeds from the IPO (including the exercise of the underwriters’ option) of $153.1 million, after deducting the underwriting fees of $11.1 million. We used the net proceeds from the IPO to pay off outstanding borrowings under our then-existing senior secured asset-based revolving credit facility (the “Revolving Credit Facility”) and a portion of the outstanding principal balance of our senior secured term loan facility (the “Term Loan Facility,” and, collectively with the Revolving Credit Facility, the “Senior Secured Credit Facilities”).

Our recapitalization and refinancing

On May 27, 2015, we amended the credit agreements governing our Revolving Credit Facility and our Term Loan Facility to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. We also drew $50.0 million of borrowings under our Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and of which the balance was used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization. We refer to these transactions collectively as the “Recapitalization.”

On January 29, 2016, we refinanced our Revolving Credit Facility and our Term Loan Facility with the proceeds of our $200.0 million New Term Loan Facility and our $100.0 million New Revolving Credit Facility, which includes a $25.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans.

Our private equity sponsor

We were acquired by affiliates of CCMP Capital Advisors, LLC (collectively referred to as “CCMP”) along with certain members of management in September 2012 (the “CCMP Acquisition”). CCMP is a leading global private equity firm specializing in buyout and growth equity investments in companies ranging from $250 million to more than $2 billion in size. CCMP’s founders have invested over $16 billion since 1984, which includes their activities at J.P. Morgan Partners, LLC (a private equity division of JPMorgan Chase & Co.) and its predecessor firms. CCMP was formed in August 2006 when the buyout and growth equity investment professionals of J.P. Morgan Partners, LLC separated from JPMorgan Chase & Co. to commence operations as an independent firm. The foundation of CCMP’s investment approach is to leverage the combined strengths of its deep industry expertise and proprietary operating resources to create value by investing in four targeted industries– Industrials, Consumer/Retail, Energy/Chemicals and Healthcare.

After the completion of this offering, CCMP is expected to beneficially own approximately 48.2% of our outstanding common stock, or 46.2% if the underwriters exercise their option to purchase additional shares in full from CCMP. As a result, CCMP will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See “Risk factors—Risks related to our common stock and this offering—CCMP and our Chief Executive Officer will collectively own a substantial portion of our outstanding common stock following this offering, and their interests may be different from or conflict with those of our other stockholders” and “Principal and selling stockholders.”

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

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an exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

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an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO unless, prior to that time, we (i) have more than $1.0 billion in annual revenue, (ii) have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year a determination is made that we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (iii) issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings with the Securities and Exchange Commission (the “SEC”).

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new and revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have elected to “opt out” of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new and revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

Summary risk factors

Investing in our common stock involves a number of risks, including the following:

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We may not be able to execute our opportunistic buying, adequately manage our supply of inventory or anticipate customer demand, which could have a material adverse effect on our business, financial condition and results of operations.

•	Our ability to generate revenues is dependent on consumer confidence and spending, which may be subject to factors beyond our control, including changes in economic and political conditions.

•	We face intense competition which could limit our growth opportunities and adversely impact our financial performance.

•	If we fail to open new profitable stores on a timely basis or successfully enter new markets, our financial performance could be materially adversely affected.

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Our success depends on our executive officers, our merchant team and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, it could have a material adverse effect on our business, financial condition and results of operations.

•	If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition and results of operations.

•	We may not be successful in the implementation of our long-term business strategy, which could materially adversely affect our business, results of operations, cash flows and financial condition.

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Our business requires that we lease substantial amounts of space. If we are not able to continue to lease space on favorable terms, this could have a material adverse effect on our business, financial condition and results of operations.

•	The loss of, or disruption in the operations of, our centralized distribution centers could materially adversely affect our business and operations.

•	Fluctuations in comparable store sales and results of operations, including on a quarterly basis, could cause our business performance to decline substantially.

•	We have and will continue to incur increased costs and obligations as a result of being a public company.

•

CCMP and our Chief Executive Officer will collectively own a substantial portion of our outstanding common stock following this offering and their interests may be different from or conflict with those of our other stockholders.

Corporate information

We were incorporated in Delaware on August 27, 2012 under the name “Bargain Holdings, Inc.” On March 23, 2015, we changed our name to “Ollie’s Bargain Outlet Holdings, Inc.” Our principal executive offices are located at 6295 Allentown Boulevard, Suite 1, Harrisburg, Pennsylvania 17112, and our telephone number is (717) 657-2300. Our corporate website address is www.ollies.us. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

The offering

Shares of common stock offered by the selling stockholders	7,873,063 shares of common stock (9,054,022 shares if the underwriters’ option to purchase additional shares from CCMP is exercised in full).

Common stock to be outstanding after this offering	58,798,290 shares of common stock (without giving effect to the completion of the Concurrent Option Exercise (as defined below) under our 2012 Equity Incentive Plan (the “2012 Plan”).

Underwriters’ option to purchase additional shares of common stock	The underwriters have an option to purchase a maximum of 1,180,959 additional shares of common stock from CCMP. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Voting rights	Each share of our common stock will have one vote per share on all matters submitted to a vote of stockholders. See “Description of capital stock.”

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, we will receive approximately $7.5 million in proceeds from the Concurrent Option Exercise, which we will use for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend policy.”

Controlled company exemption	After completion of this offering, we will no longer be considered a “controlled company” for the purposes of the NASDAQ listing requirements. See “Management—Director independence and controlled company exemption.”

Risk factors	Investing in our common stock involves a high degree of risk. See the “Risk factors” section of this prospectus beginning on page 16 for a discussion of factors you should carefully consider before deciding to purchase shares of our common stock.

Listing	Our shares are listed on NASDAQ under the symbol “OLLI.”

Except as otherwise indicated, the number of shares of common stock to be outstanding after this offering is based on 58,798,290 shares outstanding as of January 30, 2016 and:

•

excludes 6,360,825 shares of common stock issuable upon the exercise of stock options issued and outstanding under our 2012 Plan (of which 3,013,125 of such stock options are vested and including up to 1,152,500 shares to be issued upon exercise of vested stock options by certain directors, officers and employees sold in this offering (the “Concurrent Option Exercise”)); and

•

excludes 631,000 shares of common stock issuable upon the exercise of stock options issued and outstanding under our 2015 Equity Incentive Plan (the “2015 Plan” and together with the 2012 Plan, the “Equity Plans”) and a remaining 4,619,000 shares of common stock reserved for issuance under the 2015 Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase from CCMP up to 1,180,959 additional shares of our common stock.

Summary historical consolidated financial and other data

The following tables set forth Ollie’s Bargain Outlet Holdings, Inc.’s summary historical consolidated financial and other data for the periods ending on and as of the dates indicated. We derived the consolidated statement of income data and consolidated statement of cash flow data for fiscal years 2014 and 2013 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the consolidated statement of income data and consolidated statement of cash flow data for successor period 2012 (described below), predecessor period 2012 (described below), fiscal year 2011 and fiscal year 2010 from our audited consolidated financial statements and related notes thereto not included in this prospectus. We derived the consolidated statement of income data and consolidated statement of cash flow data for the thirty-nine weeks ended October 31, 2015 and November 1, 2014 and our consolidated balance sheet data as of October 31, 2015 from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Prior to fiscal year 2013, we operated on a fiscal calendar which resulted in a given fiscal year consisting of a 52- or 53- week period ending on the Saturday closest to December 31 of that year. In connection with the CCMP Acquisition, as part of the purchase price allocation, assets acquired and liabilities assumed were adjusted to their estimated fair value as of September 28, 2012, the closing date of the CCMP Acquisition. The periods on and prior to September 28, 2012, are referred to as the predecessor periods. The periods on and following September 29, 2012 are referred to as the successor periods. We refer to the period from January 1, 2012 through September 28, 2012 as “predecessor period 2012” and the period from September 29, 2012 through February 2, 2013 as “successor period 2012.” References to “fiscal year 2011” and “fiscal year 2010” are to the fiscal years ended December 31, 2011 and January 1, 2011, respectively.

Each of fiscal years 2014, 2013, 2011 and 2010 consisted of 52-week periods. Successor period 2012 consisted of an 18-week period and predecessor period 2012 consisted of a 39-week period. As a result of the application of purchase accounting in connection with the CCMP Acquisition impacting the successor periods, fiscal years 2014 and 2013 and successor period 2012 may not be comparable to predecessor period 2012 and fiscal years 2011 and 2010.

Our historical results are not necessarily indicative of future results of operations. The consolidated income data and consolidated statement of cash flow data for the thirty-nine weeks ended October 31, 2015 and our consolidated balance sheet data as of October 31, 2015 are not necessarily indicative of the results expected for fiscal year 2015 or for any future period. You should read the information set forth below together with “Presentation of financial and other information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Capitalization” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor					Predecessor
	Thirty-nine weeks ended		Fiscal year		Successor period (1)	Predecessor period (1)	Fiscal year
	October 31, 2015	November 1, 2014	2014	2013	2012	2012	2011	2010
	(dollars in thousands, except share and per share amounts)
Consolidated Statement of Income Data:
Net sales	$518,968	$437,310	$637,975	$540,718	$183,644	$316,135	$389,862	$335,657
Cost of sales	314,943	263,108	384,465	323,908	113,376	187,811	234,785	196,313

Gross profit	204,025	174,202	253,510	216,810	70,268	128,324	155,077	139,344
Selling, general and administrative expenses	147,242	126,066	178,832	153,807	53,440	100,233	109,545	97,275
Depreciation and amortization expenses	5,265	5,291	6,987	8,011	3,423	3,846	4,732	4,270
Pre-opening expenses	5,252	4,186	4,910	4,833	665	3,521	7,125	3,691
Loss of assets and costs related to flood (2)	—	—	—	—	—	—	896	—

Operating income	46,266	38,659	62,781	50,159	12,740	20,724	32,779	34,108
Interest expense, net	12,286	13,796	18,432	17,493	5,832	4,425	6,157	2,340
Loss on extinguishment of debt	2,351	671	671	1,848	—	—	—	—

Income before income taxes	31,629	24,192	43,678	30,818	6,908	16,299	26,622	31,768
Income tax expense	11,854	9,285	16,763	11,277	3,303	7,286	9,933	12,658

Net income	$19,775	$14,907	$26,915	$19,541	$3,605	$9,013	$16,689	$19,110

Earnings per common share: (3)
Basic	$0.38	$0.31	$0.56	$0.40
Diluted	$0.37	$0.31	$0.55	$0.40
Weighted average common shares outstanding: (3)
Basic	52,258,973	48,203,041	48,202,480	48,519,420
Diluted	54,101,964	48,415,673	48,609,350	48,519,420

Consolidated Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(15,383)	$(12,198)	$31,842	$19,713	$25,161	$(6,152)	$19,029	$4,417
Investing activities	(10,894)	(12,081)	(14,007)	(9,554)	(696,505)	(6,948)	(9,490)	(8,513)
Financing activities	8,285	15,454	(8,049)	(2,593)	675,944	2,503	(3,791)	4,058

Other Financial Data:
EBITDA (4)	$53,167	$45,203	$71,566	$59,650	$16,528	$25,381	$38,621	$38,964
EBITDA margin (4)	10.2%	10.3%	11.2%	11.0%	9.0%	8.0%	9.9%	11.6%
Adjusted EBITDA (4)	$62,176	$52,393	$80,300	$68,225	$23,310	$37,012	$47,130	$43,724
Adjusted EBITDA margin (4)	12.0%	12.0%	12.6%	12.6%	12.7%	11.7%	12.1%	13.0%
Capital expenditures	$10,917	$12,124	$14,110	$9,597	$1,350	$6,948	$9,490	$8,513

Selected Operating Data:
Number of new stores (5)	25	19	22	23	4	16	17	15
Store closings	(1)	—	—	—	—	—	(1)	—
Number of stores open at end of period	200	173	176	154	131	127	111	95
Average net sales per store (6)	$2,802	$2,659	$3,815	$3,744	$1,413	$2,647	$3,777	$3,822
Comparable store sales change (7)	6.5%	2.4%	4.4%	1.1%	(1.5)%	3.9%	0.0%	(0.5)%

As of October 31, 2015
(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$3,960
Total assets	950,341
Total debt (8)	230,501
Total liabilities	408,589
Total stockholders’ equity	541,752

(1)	Successor period 2012 consists of the 18-week period from September 29, 2012 to February 2, 2013, and Predecessor period 2012 consists of the 39-week period from January 1, 2012 to September 28, 2012. For the month ended January 28, 2012, net sales were $23.3 million, cost of sales was $14.1 million, net loss was $0.3 million, EBITDA (as defined below) was $0.4 million, Adjusted EBITDA (as defined below) was $0.8 million and capital expenditures were $0.5 million. For the month ended February 2, 2013, net sales were $32.4 million, cost of sales were $19.6 million, net loss was $0.6 million, EBITDA loss was $0.3 million, Adjusted EBITDA was $1.2 million and capital expenditures were $0.8 million.

(2)	For fiscal year 2011, represents loss of assets and costs directly attributed to a significant flood that occurred in one of our store locations in September 2011. Such costs (including damaged inventory, fixed assets and related costs associated with clean-up) were expensed as incurred. The store location was closed for the remainder of fiscal year 2011, re-opened in fiscal year 2012 and is included in the new store count for fiscal year 2012.

(3)	Earnings per common share and weighted average common shares outstanding gives retroactive effect to the 115-for-1 stock split of our common stock, which was effected in connection with the IPO. See note 1 to the audited financial statements included elsewhere in this prospectus.

(4)	We report our financial results in accordance with U.S. generally accepted accounting principles, or GAAP. To supplement this information, we also use non-GAAP financial measures in this prospectus, including EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin. EBITDA is calculated as net income before interest expense, loss on extinguishment of debt, depreciation and amortization expenses and income taxes. EBITDA margin represents EBITDA divided by net sales. Adjusted EBITDA is calculated as EBITDA as further adjusted for non-cash stock based compensation expense, pre-opening expenses, non-cash purchase accounting items, debt financing expenses and other expenses as detailed in the table below. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales.

EBITDA and Adjusted EBITDA eliminate the effects of items that we do not consider indicative of our operating performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income (loss), as determined by GAAP, and our calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar metrics reported by other companies. Our presentation of such measures should not be construed as an inference that our future results will be unaffected by these items.

Management believes that such financial measures, when viewed with our results of operations in accordance with GAAP and our reconciliation of Adjusted EBITDA to net income, provide additional information to investors about certain material non-cash items and items that may not reflect our core operating performance. By providing these non-GAAP financial measures, we believe we are enhancing investors’ understanding of our business, our results of operations and our core profitability, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are used by investors as supplemental measures to evaluate the overall operating performance of companies in our industry.

Management uses EBITDA, Adjusted EBITDA and other similar measures:

•	as a measurement used in comparing our operating performance on a consistent basis;
•	to calculate incentive compensation for our employees;
•	for planning purposes, including the preparation of our internal annual operating budget, which is based on our forecasted performance; and
•	to evaluate the performance and effectiveness of our operational strategies.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of the limitations are:

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect the cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes; and

•	Adjusted EBITDA does not reflect the non-cash component of our employee compensation, which is an element of our equity incentive compensation.

To address these limitations, we reconcile EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, net income. Further, we also review GAAP measures and evaluate individual measures that are not included in EBITDA and Adjusted EBITDA.

The following table provides a reconciliation of our net income to Adjusted EBITDA for the periods presented:

	Successor					Predecessor
	Thirty-nine weeks ended		Fiscal year		Successor period	Predecessor period	Fiscal year
	October 31, 2015	November 1, 2014	2014	2013	2012	2012	2011	2010
	(dollars in thousands)
Net income	$19,775	$14,907	$26,915	$19,541	$3,605	$9,013	$16,689	$19,110
Interest expense, net	12,286	13,796	18,432	17,493	5,832	4,425	6,157	2,340
Depreciation and amortization expenses (a)	6,901	6,544	8,785	9,491	3,788	4,657	5,842	4,856
Loss on extinguishment of debt	2,351	671	671	1,848	—	—	—	—
Income tax expense	11,854	9,285	16,763	11,277	3,303	7,286	9,933	12,658

EBITDA	53,167	45,203	71,566	59,650	16,528	25,381	38,621	38,964
Non-cash stock based compensation expense	3,667	2,852	3,761	3,440	1,115	195	50	617
Pre-opening expenses (b)	5,252	4,186	4,910	4,833	665	3,521	7,125	3,691
Acquisition expenses (c)	—	—	—	—	1,655	7,327	—	—
Purchase accounting (d)	(232)	(293)	(383)	(208)	3,347	—	—	—
Debt financing expenses (e)	—	445	446	510	—	—	—	—
Transaction related expenses (f)	322	—	—	—	—	—	—	—
Deferred compensation expense	—	—	—	—	—	309	69	94
Loss of assets and costs related to flood (g)	—	—	—	—	—	—	896	—
Former management fees (h)	—	—	—	—	—	279	369	358

Adjusted EBITDA	$62,176	$52,393	$80,300	$68,225	$23,310	$37,012	$47,130	$43,724

(a)	Includes depreciation and amortization relating to our distribution centers, which is included within cost of sales on our consolidated statements of income. See note 2 to the audited financial statements included elsewhere in this prospectus.

(b)	Represents expenses of opening new stores and distribution centers. For new stores, pre-opening expenses includes grand opening advertising costs, payroll expenses, travel expenses, employee training costs, rent expenses and store setup costs. For distribution centers, pre-opening expenses primarily includes inventory transportation costs, employee travel expenses and occupancy costs.

(c)	Represents various fees and expenses related to the CCMP Acquisition.

(d)	Includes purchase accounting impact from the inventory fair value step-up and unfavorable lease liabilities related to the CCMP Acquisition.

(e)	Represents fees and expenses related to amendments to our Senior Secured Credit Facilities.

(f)	Represents professional services and one-time compensation expenses related to the IPO.

(g)	Represents expenses and income related to a significant flood in one of our store locations in September 2011.

(h)	Represents management fees payable to our prior private equity sponsor and terminated in connection with the CCMP Acquisition.

(5)	Represents number of stores opened during the period presented.

(6)	Represents the weighted average of total net sales divided by the number of stores open, in each case at the end of each week in a fiscal year or fiscal quarter, respectively.

(7)	Comparable store sales represent net sales of “comparable stores” during a fiscal period. Stores become “comparable” beginning on the first day of the sixteenth full fiscal month following the store’s opening. Comparable store sales growth represents the percentage change in comparable store sales from the prior fiscal period. See “Management’s discussion and analysis of financial condition and results of operations—How we assess the performance of our business—Comparable store sales.”

(8)	Represents total outstanding indebtedness, net of $1.6 million of unamortized original issue discount. See note 4 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in the shares of our common stock. The occurrence of any of the events described below could have a material adverse effect on our business, financial condition or results of operations. In the case of such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks related to our business and industry

We may not be able to execute our opportunistic buying, adequately manage our supply of inventory or anticipate customer demand, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our ability to strategically source a sufficient volume and variety of brand name merchandise at opportunistic pricing. We do not have significant control over the supply, design, function, cost or availability of many of the products that we offer for sale in our stores. Additionally, because a substantial amount of our store products are sourced by us from suppliers on a closeout basis or with significantly reduced prices for specific reasons, we are not always able to purchase specific merchandise on a recurring basis. We do not have long-term contracts with our suppliers and therefore, we have no contractual assurances of pricing or access to products, and any supplier could discontinue sales to us at any time or offer us less favorable terms on future transactions. We generally make individual purchase decisions for products that become available, and these purchases may be for large quantities that we may not be able to sell on a timely or cost-effective basis. Due to economic uncertainties, some of our suppliers may cease operations or may otherwise become unable to continue supplying discounted or closeout merchandise on terms or in quantities acceptable to us.

We also compete with other retailers, wholesalers and jobbers for discounted or closeout merchandise to sell in our stores. Although we work with a range of suppliers, to the extent that certain of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of discount or closeout merchandise available to us could also be materially reduced, potentially compromising profit margin goals for procured merchandise.

Shortages or disruptions in the availability of brand name or unbranded products of a quality acceptable to our customers and us could have a material adverse effect on our business, financial condition and results of operations and also may result in customer dissatisfaction. In addition, we may significantly overstock products that prove to be undesirable and be forced to take significant markdowns. We cannot assure that our merchant team will continue to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to generate revenues is dependent on consumer confidence and spending, which may be subject to factors beyond our control, including changes in economic and political conditions.

The success of our business depends, to a significant extent, upon the level of consumer confidence and spending. A number of factors beyond our control affect the level of customer confidence and spending on merchandise that we offer, including, among other things:

•	energy and gasoline prices;

•	disposable income of our customers;

•	discounts, promotions and merchandise offered by our competitors;

•	personal debt levels of our customers;

•	negative reports and publicity about the discount retail industry;

•	unemployment levels;

•	minimum wages;

•	general economic and industry conditions;

•	food prices;

•	interest rates;

•	the state of the housing market;

•	customer confidence in future economic conditions;

•	fluctuations in the financial markets;

•	tax rates and policies;

•	outbreak of viruses or widespread illness; and

•	natural disasters, war, terrorism and other hostilities.

Reduced customer confidence and spending cut backs may result in reduced demand for our merchandise, including discretionary items, and may force us to take inventory markdowns. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in customer demand for our merchandise could have a material adverse effect on our business, financial condition and results of operations.

Many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance and healthcare, the strength of the U.S. dollar, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations and other economic factors, all of which may impact our cost of goods sold and our selling, general and administrative expenses, which could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition which could limit our growth opportunities and adversely impact our financial performance.

We compete with a highly fragmented group of competitors including discount, closeout, mass merchant, department, grocery, drug, convenience, hardware, variety, online and other specialty stores. We compete with these retailers with respect to price, store location, supply and quality of merchandise, assortment and presentation and customer service. This competitive environment subjects us to the risk of an adverse impact to our financial performance because of the lower prices, and thus the lower margins, that are required to maintain our competitive position. A number of different competitive factors outside of our control could impact our ability to compete effectively, including:

•	entry of new competitors in our markets;

•	increased operational efficiencies of competitors;

•	online retail capabilities by our competitors;

•	competitive pricing strategies, including deep discount pricing by a broad range of retailers during periods of poor customer confidence, low discretionary income or economic uncertainty;

•	continued and prolonged promotional activity by our competitors;

•	liquidation sales by our competitors that have filed or may file in the future for bankruptcy;

•	geographic expansion by competitors into markets in which we currently operate; and

•	adoption by existing competitors of innovative store formats or retail sales methods.

A number of our competitors also have greater financial and operational resources, greater brand recognition, longer operating histories and broader geographic presences than us. We remain vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these competitors or others could attract our customer base, including members of Ollie’s Army.

In addition, if any of our competitors were to consolidate their operations, such consolidation may result in competitors with greatly improved financial resources, improved access to merchandise, greater market penetration and other improvements in their competitive positions, as well as result in the provision of a wider variety of products and services at competitive prices by these consolidated companies, which could adversely affect our financial performance.

We cannot guarantee that we will continue to be able to successfully compete against existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors and changes in the retail markets could result in lost market share and have a material adverse effect on our business, financial condition and results of operations.

We may not be able to retain the loyalty of our customers, particularly Ollie’s Army members, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on our loyal customer base, particularly members of Ollie’s Army, for our consistent sales and sales growth. Competition for customers has intensified as competitors have moved into, or increased their presence in, our geographic markets and from the use of mobile and web-based technology that facilitates online shopping and real-time product and price comparisons. We expect this competition to continue to increase. Our competitors may be able to offer consumers promotions or loyalty program incentives that could attract Ollie’s Army members or divide their loyalty among several retailers. If we are unable to retain the loyalty of our customers, our net sales could decrease and we may not be able to grow our store base as planned, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to open new profitable stores on a timely basis or successfully enter new markets, our financial performance could be materially adversely affected.

Our primary growth strategy is to open new profitable stores and expand our operations into new geographic regions. We opened 27 and 22 net new stores in fiscal years 2015 and 2014, respectively, as we continue to backfill in existing markets and expand into contiguous geographies. Our ability to timely open new stores depends in part on several factors, including the availability of attractive rents and store locations; the absence of occupancy delays; the ability to negotiate acceptable lease terms; our ability to obtain permits and licenses; our ability to hire and train new personnel, especially store managers, in a cost effective manner; our ability to adapt our distribution and other operational and management systems to a changing network of stores; the availability of capital funding for expansion; our ability to respond to demographic shifts in areas where our stores are located and general economic conditions.

We may not anticipate all of the challenges imposed by the expansion of our operations into new geographic markets. Some new stores may be located in areas with different competitive and market conditions, customer tastes and discretionary spending patterns than our existing markets. We may face a higher cost of entry, alternative customer demands, reduced brand recognition and minimal operating experience in these areas. Although we are extremely sensitive to cannibalizing existing stores, opening new stores in our established markets may also result in inadvertent oversaturation, sales volume transfer from existing stores to new stores and reduced comparable store sales, thus adversely affecting our overall financial performance. We may not manage our expansion effectively, and our failure to achieve or properly execute our expansion plans could limit our growth or have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our executive officers, our merchant team and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, it could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers, our merchant team and other key personnel. The loss of services of any of our executive officers, particularly Mark Butler, our co-founder, Chairman, President and Chief Executive Officer, could materially adversely affect our business and operations. Competition for skilled and experienced management in the retail industry is intense, and our future success will also depend on our ability to attract and retain qualified personnel, including our merchant team who is responsible for purchasing and negotiating the terms of our merchandise. Failure to attract and retain new qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Factors such as inflation, cost increases and energy prices could have a material adverse effect on our business, financial condition and results of operations.

Future increases in costs, such as the cost of merchandise, shipping rates, freight costs and store occupancy costs, may reduce our profitability, given our pricing model. These cost increases may be the result of inflationary pressures which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our cost of goods sold or selling, general and administrative expenses. Our low price model and competitive pressures in our industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and therefore reduce our profitability and have a material adverse effect on our business, financial condition and results of operations.

If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition and results of operations.

Our inventory balance represented approximately 78.1% of our total assets exclusive of goodwill, trade name and other intangible assets, net, as of October 31, 2015. Efficient inventory management is a key component of our profitability and ability to generate revenue. To be successful, we must maintain sufficient inventory levels and an appropriate product mix to meet our customers’ demands without allowing those levels to increase to such an extent that the costs to store and hold the goods adversely impact our results of operations. If our buying decisions do not accurately correspond to customer preferences, if we inappropriately price products or if our expectations about customer spending levels are inaccurate, we may have to take unanticipated markdowns to dispose of any excess inventory, which could have a material adverse effect on our business, financial condition and results of operations. We continue to focus on ways to reduce these risks, but we cannot assure you that we will be successful in our inventory management. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in the implementation of our long-term business strategy, which could materially adversely affect our business, results of operations, cash flows and financial condition.

Our success depends, to a significant degree, on our ability to successfully implement our long-term business strategy. Our ability to successfully implement our business strategies depends upon a significant number of factors, including but not limited to our ability to:

•	expand our store base and increase our customers;

•	access an adequate supply of quality brand name and closeout merchandise from suppliers at competitive prices;

•	achieve profitable sales and to make adjustments as market conditions change;

•	customer acceptance of our marketing and merchandise strategies;

•	respond to competitive pressures in our industry;

•	attract and retain store-level and management-level associates;

•	the extent to which our management team can properly respond to the dynamics and demands of our market;

•	maintain our relationships with our suppliers and customers;

•	achieve positive cash flow, particularly during our peak inventory build-ups in advance of the holiday sales season; and

•	adapt to any revised or new strategic initiatives and organizational structure.

Any failure to achieve any or all of our business strategies could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract, train and retain highly qualified managerial personnel and sales associates in our stores and our distribution centers, our sales, financial performance and business operations may be materially adversely affected.

We focus on providing our customers with a memorable and engaging shopping experience. To grow our operations and meet the needs and expectations of our customers, we must attract, train and retain a large number of highly qualified store management personnel and sales associates, while controlling labor costs. Our ability to control labor costs is subject to numerous external factors, including competition for and availability of qualified personnel in a given market, unemployment levels within those markets, governmental bodies such as the Equal Employment Opportunity Commission and the National Labor Relations Board, prevailing wage rates, minimum wage laws, the impact of legislation governing labor and employee relations or benefits, such as the Affordable Care Act, health insurance costs and our ability to maintain good relations with our associates. We compete with other retail businesses for many of our store management personnel and sales associates in hourly and part-time positions. These positions have historically had high turnover rates, which can lead to increased training and retention costs. We also rely on associates in our distribution centers to ensure the efficient processing and delivery of products from our suppliers to our stores. If we are unable to attract and retain quality sales associates and management personnel, it could have a material adverse effect on our business, financial condition and results of operations.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We do not own any real estate. We lease all of our store locations, our corporate headquarters and our distribution facilities in York, PA and Commerce, GA. Our stores are leased from third parties, with typical initial lease terms of five to seven years with options to renew for three successive five-year periods. We believe that we have been able to negotiate favorable rental rates over the last few years due in large part to the general state of the economy, the increased availability of vacant big box retail sites and our careful identification of favorable lease opportunities. While we will continue to seek out advantageous lease opportunities, there is no guarantee that we will continue to be able to find low-cost second generation sites or obtain favorable lease terms. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

•	requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing profitability;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have a material adverse effect on our business, financial condition and results of operations.

The loss of, or disruption in the operations of, our centralized distribution centers could materially adversely affect our business and operations.

With few exceptions, our entire inventory is shipped directly from suppliers to our two distribution centers in York, PA, and Commerce, GA, where the inventory is then processed, sorted and shipped to our stores. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of our distribution centers. Increases in transportation costs (including increases in fuel costs), supplier-side delays, reductions in the capacity of carriers, changes in shipping companies, labor strikes or shortages in the transportation industry and unexpected delivery interruptions also have the potential to derail our orderly distribution process. We also may not anticipate changing demands on our distribution system, including the effect of expanding operations in our distribution center in Commerce, GA. In addition, events beyond our control, such as disruptions in operations due to fire or other catastrophic events or labor disagreements, may result in delays in the delivery of merchandise to our stores. While we maintain business interruption insurance, in the event our distribution centers are shut down for any reason, such insurance may not be sufficient, and any related insurance proceeds may not be timely paid to us. In addition, our new store locations receiving shipments may be further away from our distribution centers which may increase transportation costs and may create transportation scheduling strains. Any repeated, intermittent, or long-term disruption in the operations of our distribution centers would hinder our ability to provide merchandise to our stores and could have a material adverse effect on our business, financial condition and results of operations.

Our new store growth is dependent upon our ability to successfully expand our distribution network capacity, and failure to achieve or sustain these plans could affect our performance adversely.

We maintain distribution centers in York, PA and Commerce, GA to support our existing stores and our growth objectives. We continuously assess ways to maximize the productivity and efficiency of our existing distribution facilities and evaluate opportunities for additional distribution centers. Should we open additional distribution centers, delays in such openings could adversely affect our future operations by slowing store growth, which could, in turn, reduce sales growth. In addition, any distribution related construction or expansion projects entail risks which could cause delays and cost overruns, such as, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction, scheduling, engineering, environmental or geological problems, weather interference, fires or other casualty losses and unanticipated cost increases. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

We do not compete in the growing online retail marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

Our long-term business strategy does not presently include the development of online retailing capabilities. To the extent that we implement online operations, we would incur substantial expenses related to such activities and be exposed to additional cybersecurity risks. Further, any development of an online retail marketplace is a complex undertaking, and there is no guarantee that any resources we apply to this effort will result in increased revenues or operating performance. With the growing acceptance of online shopping and the increased proliferation of mobile computing devices, however, competition from other retailers in the online retail marketplace is expected to increase. Certain of our competitors and a number of pure online retailers have established robust online operations. Increased competition from online retailers and our lack of online retail presence may reduce our customers’ desire to purchase goods from us and could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our marketing, advertising and promotional efforts. If we are unable to implement them successfully, or if our competitors are more effective than we are, it could have a material adverse effect on our business, financial condition and results of operations.

We use marketing and promotional programs to attract customers to our stores and to encourage purchases by our customers. Although we use various media for our promotional efforts, including regular and Ollie’s Army mailers, email campaigns, radio and television advertisements and sports marketing, we primarily advertise our in-store offerings through printed flyers. In fiscal year 2014, approximately 70% of our advertising spend was for the printing and distribution of flyers. If the efficacy of printed flyers as an advertising medium declines, or if we fail to successfully develop and implement new marketing, advertising and promotional strategies, such as an effective social media strategy, our competitors may be able to attract the interest of our customers, which could reduce customer traffic in our stores. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, or if for any other reason we lose the loyalty of our customers, including our Ollie’s Army members, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to protect our brand names, competitors may adopt trade names that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademarks in each jurisdiction in which we do business. Also, we may not always be able to successfully enforce our trademarks against competitors or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition and could cause customer confusion, which could have a material adverse effect on our business, financial condition and results of operations.

Because our business is seasonal, with the highest volume of net sales during the holiday season, adverse events during our fourth quarter could materially adversely affect our business, operations, cash flow and financial condition.

We generally recognize our highest volume of net sales in connection with the holiday sales season, which occurs in the fourth quarter of our fiscal year. In anticipation of the holiday sales season, we purchase substantial amounts of seasonal inventory and hire many part-time associates. Because a significant percentage of our net sales and operating income are generated in our fourth fiscal quarter, we have limited ability to compensate for shortfalls in our fourth fiscal quarter sales or earnings by changing our operations or strategies in other fiscal quarters. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather conditions could result in lower-than-planned sales during the holiday sales season. If our fourth fiscal quarter sales results were substantially below expectations, we would realize less cash from operations, and may be forced to mark down our merchandise, especially our seasonal merchandise, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in comparable store sales and results of operations, including fluctuations on a quarterly basis, could cause our business performance to decline substantially.

Our results of operations have fluctuated in the past, including on a quarterly basis, and can be expected to continue to fluctuate in the future.

Our comparable store sales and results of operations are affected by a variety of factors, including:

•	national and regional economic trends in the United States;

•	changes in gasoline prices;

•	changes in our merchandise mix;

•	changes in pricing;

•	changes in the timing of promotional and advertising efforts;

•	holidays or seasonal periods; and

•	weather.

If our future comparable store sales fail to meet expectations, then our cash flow and profitability could decline substantially, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on manufacturers in foreign countries for merchandise and a significant amount of our domestically-purchased merchandise is manufactured abroad. Our business may be materially adversely affected by risks associated with international trade.

We purchase merchandise directly from suppliers outside of the United States. In fiscal year 2014, substantially all of our private label inventory purchases were direct imports. Our direct imports represented 13% of our total merchandise purchases in fiscal year 2014. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. Our ability to identify qualified suppliers and to access products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced outside of North America. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, increased import duties, more restrictive quotas, loss of most favored nation trading status, currency, work stoppages, transportation delays, port of entry issues, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions, political instability, the financial stability of vendors, merchandise quality issues, and tariffs. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from the products sold in our stores. These and other issues affecting our international vendors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to governmental regulations, procedures and requirements. A significant change in, or noncompliance with, these regulations could have a material adverse effect on our business, financial condition and results of operations.

We routinely incur significant costs in complying with federal, state, local laws and regulations. The complexity of the regulatory environment in which we operate and the related cost of compliance are increasing due to expanding and additional legal and regulatory requirements and increased enforcement efforts. New laws or regulations, including those dealing with healthcare reform, product safety, consumer credit, privacy and information security and labor and employment, among others, or changes in existing laws and regulations, particularly those governing the sale of products and food safety and quality (including changes in labeling or disclosure requirements), federal or state wage requirements, employee rights, health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. Untimely compliance or noncompliance with applicable regulations or untimely or incomplete execution of a required product recall can result in the imposition of penalties, including loss of licenses or significant fines or monetary penalties, class action litigation or other litigation, in addition to reputational damage. Additionally, changes in tax laws, the interpretation of existing laws, or our failure to sustain our reporting positions on examination could materially adversely affect our effective tax rate and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain or upgrade our information technology systems or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information technology systems for the efficient functioning of our business. We rely on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Various components of our information technology systems, including hardware, networks, and software, are licensed to us by third party vendors. We rely extensively on our information technology systems to process transactions, summarize results and manage our business. Additionally, because we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (the “PCI Standard”), issued by the Payment Card Industry

Security Standards Council. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. We are in compliance with the PCI Standard as of the end of fiscal year 2015, and compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition and results of operations.

If our information technology systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them. If there are amendments to the PCI Standard, the cost of re-compliance could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result. In addition, we may have to upgrade our existing information technology systems from time to time, in order for such systems to withstand the increasing needs of our expanding business. Any material interruption experienced by our information technology systems could have a material adverse effect on our business, financial condition and results of operations. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

Any disruptions to our information technology systems or breaches of our network security could interrupt our operations, compromise our reputation, expose us to litigation, government enforcement actions and costly response measures and could have a material adverse effect on our business, financial condition and results of operations.

We rely on the integrity, security and successful functioning of our information technology systems and network infrastructure across our operations, including point-of-sale processing at our stores. In connection with sales, we transmit encrypted confidential credit and debit card information.

As of the end of fiscal year 2015, we are compliant with the PCI Standard. However, there can be no assurance that in the future we will be able to operate our facilities and our customer service and sales operations in accordance with PCI or other industry recommended or contractually required practices. We expect to incur additional expenses to maintain PCI compliance. Even though we are compliant with such standards, we still may not be able to prevent security breaches.

We also have access to, collect or maintain private or confidential information regarding our customers, associates and suppliers, as well as our business. The protection of our customer, associates, supplier and company data is critical to us. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements across our business. In addition, customers have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches. We have procedures in place to safeguard such data and information. However, a significant breach of customer, employee, supplier, or company data could attract a substantial amount of negative media attention, damage our customer and supplier relationships and our reputation, and result in lost sales, fines and/or lawsuits.

An increasingly significant portion of our sales depends on the continuing operation of our information technology and communications systems, including but not limited to our point-of-sale system and our credit card processing systems. Our information technology, communication systems and electronic data may be vulnerable to damage or interruption from earthquakes, acts of war or terrorist attacks, floods, fires, tornadoes, hurricanes, power loss and outages, computer and telecommunications failures, computer viruses, loss of data, unauthorized data breaches, usage errors by our associates or our contractors or other attempts to harm our systems, including cyber-security attacks or other breaches of cardholder data. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, intentional sabotage or other unanticipated problems could result in lengthy interruptions in our service. Any errors or vulnerabilities in our systems, or damage to or failure of our systems, could result in interruptions in our services and non-compliance with certain regulations, which could have a material adverse effect on our business, financial condition and results of operations.

The cost of compliance with product safety regulations and risks related to product liability claims and product recalls could damage our reputation, increase our cost of doing business and could have a material adverse effect on our business, financial condition and results of operations.

New federal or state legislation, including new product safety laws and regulations, may negatively impact our operations. Future changes in product safety legislation or regulations may lead to product recalls and the disposal or write-off of merchandise. While we work to comply in all material respects with applicable legislation and regulations, and to execute product recalls in a timely manner, if our merchandise, including food and consumable products and flooring, does not meet applicable governmental safety standards or our customers’ expectations regarding quality or safety, we could experience lost sales and increased costs, be exposed to legal and reputational risk and face fines or penalties which could materially adversely affect our financial results. We also purchase a material portion of our products on a closeout basis. Some of these products are obtained through brokers or intermediaries rather than through manufacturers. The closeout nature of a portion of our products sometimes makes it more difficult for us to investigate all aspects of these products. Furthermore, customers have asserted claims, and may in the future assert claims that they have sustained injuries from merchandise offered by us, and we may be subject to lawsuits relating to these claims. There is a risk that these claims may exceed, or fall outside the scope of, our insurance coverage. Even with adequate insurance and indemnification from third-party suppliers, such claims, even if unsuccessful or not fully pursued, could significantly damage our reputation and customer confidence in our products. If this occurs, it may be difficult for us to regain lost sales, which could have a material adverse effect on our business, financial condition and results of operations.

We face litigation risks from customers, associates and other third parties in the ordinary course of business.

Our business is subject to the risk of litigation by customers, current and former associates, suppliers, stockholders, intellectual property rights holders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions, or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant and may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease customer acceptance of merchandise offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.

Our indebtedness may limit our ability to invest in the ongoing needs of our business and if we are unable to comply with our financial covenants, it could have a material adverse effect on our liquidity and our business, financial condition and results of operations.

As of October 31, 2015, we had $230.5 million of outstanding indebtedness under our Senior Secured Credit Facilities, consisting of a $125.0 million Revolving Credit Facility of which $18.1 million was outstanding as of

October 31, 2015, and $212.4 million of outstanding indebtedness under our Term Loan Facility, net of unamortized original issue discount of $1.6 million. Following the Refinancing, as of January 30, 2016 we had $200.0 million of outstanding indebtedness under our New Term Loan Facility and $2.5 million of outstanding letters of credit and $0.3 million of outstanding rent reserves under our New Revolving Credit Facility (of which $97.2 million of undrawn commitments remained available for borrowing). We may, from time to time, incur additional indebtedness.

The agreements governing our New Credit Facilities place certain conditions on us, including that they:

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

•	make us more vulnerable to increases in interest rates, as borrowings under our New Credit Facilities are at variable rates;

•	limit our ability to obtain additional financing in the future for working capital or other purposes;

•

require us to utilize our cash flow from operations to make payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, development activity and other general corporate purposes; and

•	place us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our New Credit Facilities place certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our New Credit Facilities, we may be permitted to incur substantial additional indebtedness and may incur obligations that do not constitute indebtedness under the terms of the New Credit Facilities. Our New Credit Facilities also place certain limitations on, among other things, our ability to enter into certain types of transactions, financing arrangements and investments, to make certain changes to our capital structure and to guarantee certain indebtedness. Our New Credit Facilities also place certain restrictions on the payment of dividends and distributions and certain management fees. These restrictions limit or prohibit, among other things, our ability to:

•	pay dividends on, redeem or repurchase our stock or make other distributions;

•	incur or guarantee additional indebtedness;

•	sell stock in our subsidiaries;

•	create or incur liens;

•	make acquisitions or investments;

•	transfer or sell certain assets or merge or consolidate with or into other companies;

•	make certain payments or prepayments of indebtedness subordinated to our obligations under our New Credit Facilities; and

•	enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under our New Credit Facilities could result in the acceleration of our obligations under the New Credit Facilities, which would materially adversely affect our liquidity, capital resources and results of operations.

Under certain circumstances, our New Credit Facilities require us to comply with certain financial covenants regarding our fixed charge coverage ratio and total leverage ratio. Changes with respect to the total leverage ratio may increase our interest rate and failure to comply with each covenant could result in a default and an acceleration of our obligations under the New Credit Facilities, which could have a material adverse effect on our liquidity and our business, financial condition and results of operations. See “Description of certain indebtedness.”

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business financial condition and results of operations could be materially adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements, including our New Credit Facilities, may also restrict us from affecting any of these alternatives. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, it could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters, whether or not caused by climate change, unusual weather condition, epidemic outbreaks, terrorist acts and political events could disrupt business and result in lower sales and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks such as Ebola or measles, terrorist attacks or disruptive political events in certain regions where our stores are located could adversely affect our business and result in lower sales. Severe weather, such as heavy snowfall or extreme temperatures, may discourage or restrict customers in a particular region from traveling to our stores, thereby reducing our sales and profitability. If severe weather conditions occur during the second or fourth quarter of our fiscal year, the adverse impact to our sales and profitability could be even greater than at other times during the year because we generate a larger portion of our sales and profits during this period. Natural disasters including tornadoes, hurricanes, floods and earthquakes may damage our stores or other operations, which may materially adversely affect our consolidated financial results. To the extent these events also impact one or more of our key suppliers or result in the closure of one or both of our centralized distribution centers or our corporate headquarters, we may be unable to maintain inventory balances, maintain delivery schedules or provide other support functions to our stores. This could have a sustained material adverse effect on our business, financial condition and results of operations.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on the dispersion of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, wage and hour and other employment-related claims, including class actions, and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our worker’s compensation, general liability and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our results of operations and financial condition. Although we continue to maintain property insurance for catastrophic events at our store support center, distribution centers and stores, we are not self-insured for other property losses. With the enactment of the Affordable Care Act, we may experience an increase in participation in our group health insurance programs, which may lead to a greater number of medical claims. If we experience a greater number of these losses than we anticipate, it could have a material adverse effect on our business, financial condition and results of operations.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, we cannot assure you that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business, financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to inventory valuation, impairment of goodwill and intangible assets, impairment of long-lived assets, stock-based compensation expense and accounting for income taxes including deferred tax assets and liabilities.

Changes to accounting rules or regulations could have a material adverse effect on our business, financial condition and results of operations.

Changes to existing accounting rules or regulations may impact our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant lease obligations on our consolidated balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our common stock and this offering

Our stock price could fluctuate significantly, which could cause the value of your investment in our common stock to decline.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. The market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock regardless of our results of operations. The public market for our common stock is new, and its trading price is likely to be volatile and subject to significant price fluctuations in response to many factors, including:

•	changes in customer preferences;

•	market conditions or trends in our industry or the economy as a whole and, in particular, in the retail environment;

•	the timing and expense of new store openings, renewals, remodels and relocations and the relative proportion of our new stores to existing stores;

•	the performance and successful integration of any new stores that we open;

•	changes in our merchandise mix and supplier base;

•	changes in key personnel;

•	entry into new geographic markets;

•	our levels of comparable store sales;

•	announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	the level of pre-opening expenses associated with new stores;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retailers;

•	investors’ perceptions of our prospects and the prospects of the retail industry;

•	fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements media reports or other public forum comments related to litigation, claims or reputational charges against us;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or the failure of those analysts to initiate or maintain coverage of our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events; and

•	changes in accounting principles.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may otherwise negatively affect the liquidity of our common stock. As a result of these factors, our quarterly and annual results of operations and comparable store sales may also fluctuate significantly. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for any year and comparable store sales for any particular future period may decrease. In the future, our results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, which could have a material adverse effect on our business, financial condition and results of operations.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market by our existing stockholders or upon the exercise of outstanding stock options or stock options granted in the future may cause the market price of our common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

As of January 30, 2016, we had 58,798,290 shares of common stock outstanding, of which approximately 7,873,063 shares are shares that the selling stockholders are selling in this offering and may be resold in the public market immediately after this offering. In addition, 42,447,463 shares (including shares underlying vested outstanding stock options during the lock-up period) are subject to lock-up agreements and will become available for resale in the public market beginning 90 days after the date of this prospectus and none of which will become available for resale in the public market immediately following this offering, subject to certain exceptions for up to an aggregate of 100,000 shares held by certain directors and executive officers who are not selling stockholders, in all cases subject to our insider trading policy.

As of January 30, 2016, we have an aggregate of 6,991,825 shares of common stock issuable upon exercise of outstanding options under the Equity Plans (3,013,125 of which are fully vested, including up to 1,152,500 shares to be issued upon the exercise of such vested stock options by certain selling stockholders in the Concurrent Option Exercise). In addition, we and our affiliates are subject to certain additional restrictions on resales of our common stock.

With limited exceptions as described under the caption “Underwriting,” the lock-up agreements with the underwriters of this offering prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for at least 90 days from the date of the prospectus filed in connection with our initial public offering, although J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 90 days after the date of this prospectus, subject to certain exceptions for up to an aggregate of 100,000 shares held by certain directors and executive officers who are not selling stockholders, in all cases subject to our insider trading policy. See “Shares eligible for future sale” and “Underwriting.”

We have granted customary demand and piggyback registration rights to CCMP, Mark Butler, our co-founder, Chairman, President and Chief Executive Officer, and certain of our other stockholders party to a stockholders agreement with us, pursuant to which the selling stockholders named in this prospectus are offering shares of our common stock. Should CCMP, Mr. Butler and any other stockholders further exercise their registration rights under our stockholder agreement, the shares registered would no longer be restricted securities and would be freely tradable in the open market.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in our New Credit Facilities and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our New Credit Facilities and might be restricted by the terms of any indebtedness that we incur in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of the shares of our common stock, which may never occur. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend policy.”

We have and will continue to incur increased costs and obligations as a result of being a public company.

As a new public company, we have and will continue to incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, particularly after we are no longer an emerging growth company as defined under the JOBS Act. We are required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Exchange Act. We are also required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we are subject to other reporting and corporate governance requirements, including the requirements of NASDAQ, and certain provisions of the Sarbanes-Oxley Act, and the regulations promulgated thereunder.

As a public company, we, among other things:

•	prepare and distribute periodic public reports and other stockholder communications in compliance;

•	comply with our obligations under the federal securities laws and applicable NASDAQ rules;

•	create or expand the roles and duties of our board of directors (the “Board”) and committees of the Board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes have and will continue to require a significant commitment of additional resources. We may not be successful in complying with these obligations in the future and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers.

In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate the NASDAQ listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.

The changes necessitated by becoming a public company require a significant commitment of resources and management supervision that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our management team historically managed a private company and the transition to managing a public company presents new challenges.

Since July 2015, we have been subject to various regulatory requirements, including those of the SEC and NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. We have not historically had the resources typically found in a public company. Our internal infrastructure may not be adequate to support our increased reporting obligations, and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of experience or employees. If our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition and results of operations.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition and results of operations.

We were not previously required to evaluate our internal control over financial reporting in a manner that met the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an emerging growth company. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation and the incurrence of significant additional expenditures.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with the applicable provisions of Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could limit our ability to report our financial results accurately and timely and have a material adverse effect on our business, financial condition and results of operations.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Following this offering, we will no longer continue to be a “controlled company” within the meaning of the NASDAQ rules. Prior to this offering, we qualified for and relied on, exemptions from certain corporate governance requirements and our stockholders were not afforded the same protections of companies that are subject to such requirements.

Following this offering, CCMP will no longer continue to control a majority of the voting power of our outstanding common stock. As a result, we will no longer continue to be a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Prior to this offering, because we utilized these exemptions, we were not required to have a majority of independent directors, we do not have a nominating and corporate governance committee and our compensation committee may not consist entirely of independent directors and is not subject to annual performance evaluations. Additionally, we are currently only required to have a majority of independent audit committee members and we will not be required to have all independent audit committee members until one year from the date of the listing of our common stock on NASDAQ. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. Following this offering, we expect to cease to be a controlled company and we will no longer be able to avail ourselves of the controlled company exemptions.

CCMP and our Chief Executive Officer will collectively own a substantial portion of our outstanding common stock following this offering, and their interests may be different from or conflict with those of our other stockholders.

After the consummation of this offering, CCMP will beneficially own 48.2% of our outstanding common stock, or 46.2% of our outstanding common stock if the underwriters fully exercise their option to purchase additional shares and Mark Butler, our co-founder, Chairman, President and Chief Executive Officer, will beneficially own 21.1% of our outstanding common stock. Accordingly, both CCMP and Mr. Butler will be able to exert a significant degree of influence or actual control over our management and affairs and will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Our principal stockholders’ interests might not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership and/or the restrictions imposed by the stockholders agreement may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

CCMP may acquire interests and positions that could present potential conflicts with our and our stockholders’ interests.

CCMP makes investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. CCMP may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities might not be available to us. Our organizational documents contain provisions renouncing any interest or expectancy held by our directors affiliated with CCMP in certain corporate opportunities. Accordingly, the interests of CCMP may supersede ours, causing CCMP or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of CCMP and inaction on our part could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Currently, three seats on our Board are occupied by full-time investment professionals of CCMP. Because CCMP could invest in entities that directly or indirectly compete with us, when conflicts arise between the interests of CCMP and the interests of our stockholders, these directors may not be disinterested.

Anti-takeover provisions in our second amended and restated certificate of incorporation and bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our second amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our second amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our Board to issue, without further action by the stockholders, up to 50,000,000 shares of undesignated preferred stock;

•	subject to certain exceptions, require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by a majority of our Board or upon the request of the Chief Executive Officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

•	establish that our Board is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management.

In addition, our second amended and restated certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which relate to business combinations with interested stockholders, do not apply to us, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (i) Section 203 by its terms would, but for the terms of our second amended and restated certificate of incorporation, apply to us and (ii) there occurs a transaction following the consummation of which CCMP no longer owns at least 5% or more of our issued and outstanding common stock entitled to vote. Our second amended and restated certificate of incorporation provides that, at such time, we will automatically become subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions until the above conditions are met, we could elect to be subject to Section 203 in the future.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is to some extent influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price might decline. Additionally, if one or more analysts cease coverage of us or fail to regularly publish reports on us, we might lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “could,” “may,” “might,” “will,” “likely,” “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “continues,” “projects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business, prospects, financial performance, industry outlook and financial guidance, such as those contained in “Management’s discussion and analysis of financial condition and results of operations.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	our failure to adequately manage our inventory or anticipate consumer demand;

•	changes in consumer confidence and spending;

•	risks associated with intense competition;

•	our failure to open new profitable stores, or successfully enter new markets, on a timely basis or at all;

•	our ability to manage our inventory balances;

•	our failure to hire and retain key personnel and other qualified personnel;

•	our inability to obtain favorable lease terms for our properties;

•	the loss of, or disruption in the operations of, our centralized distribution centers;

•	fluctuations in comparable store sales and results of operations, including on a quarterly basis;

•	risks associated with our lack of operations in the growing online retail marketplace;

•	our inability to successfully implement our marketing, advertising and promotional efforts;

•	the seasonal nature of our business;

•	the risks associated with doing business with international manufacturers;

•	changes in government regulations, procedures and requirements; and

•	our ability to service our indebtedness and to comply with our financial covenants.

See “Risk factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Use of proceeds

All shares of our common stock offered by this prospectus will be sold by the selling stockholders, some of whom may include our directors, officers and employees. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, we will receive up to approximately $7.5 million in proceeds from the Concurrent Option Exercise, which we will use for general corporate purposes. We have agreed to pay certain expenses related to this offering, which we estimate to be approximately $0.6 million.

Market price of our common stock

Our common stock has traded on NASDAQ under the symbol “OLLI” since July 16, 2015. Prior to that time, there was no public market for our shares. As of February 18, 2016, there were 20 holders of record of our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on NASDAQ.

	High	Low
Fiscal Year 2015:
Second Quarter (July 16, 2015 (first trading date after IPO) through August 1, 2015	$22.99	$18.28
Third Quarter (August 2, 2015 through October 31, 2015)	$21.19	$14.88
Fourth Quarter (November 1, 2015 through January 30, 2016)	$22.53	$15.61
Fiscal Year 2016:
First Quarter (January 31, 2016 through February 18, 2016)	$22.50	$18.97

On February 18, 2016, the closing price of our common stock on NASDAQ was $20.89. American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Dividend policy

We currently intend to retain our earnings to finance the development and growth of our business and operations and do not intend to pay cash dividends on our common stock in the foreseeable future. On May 27, 2015, we paid an aggregate special cash dividend of $48.8 million in connection with the Recapitalization. See “Summary—Our recapitalization and refinancing.” In fiscal year 2014, we paid an aggregate special cash dividend of $58.0 million to holders of our common stock. See “Risk factors—Risks related to our common stock and this offering—We do not expect to pay any cash dividends for the foreseeable future.” However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

We are a holding company which does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of our New Credit Facilities and may be further restricted by any future indebtedness we or they incur.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to declare dividends will be at the discretion of our Board and will take into account:

•	restrictions in our debt instruments, including our New Credit Facilities;

•	general economic business conditions;

•	our net income, financial condition and results of operations;

•	our capital requirements;

•	our prospects;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us;

•	legal restrictions; and

•	such other factors as our Board may deem relevant.

See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of October 31, 2015.

This table should be read in conjunction with “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and the financial statements and notes thereto appearing elsewhere in this prospectus.

As of October 31, 2015
(dollars in thousands, except share and per share amounts)
Cash (1)	$3,960

Debt:
Revolving Credit Facility (2)(3)	$18,054
Term Loan Facility (2)(4)	212,377
Capital leases	70

Total debt	230,501

Stockholders’ equity:
Common stock, $0.001 par value per share; 500,000,000 shares authorized and 58,521,565 shares issued	59
Preferred stock, par value $0.001 per share; 50,000,000 shares authorized and no shares issued	—
Additional paid-in capital	532,182
Retained earnings	9,597
Treasury stock, common stock; 8,625 shares	(86)

Total stockholders’ equity	541,752

Total capitalization	$772,253

(1)	Does not give effect to any cash received by us due to the Concurrent Option Exercise. See “Use of Proceeds.”

(2)	On January 29, 2016, we completed the Refinancing, in which we refinanced the Senior Secured Credit Facilities with the proceeds of the New Credit Facilities, consisting of the $200.0 million New Term Loan Facility and the $100.0 million New Revolving Credit Facility which includes a $25.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans. As of January 30, 2016, there were $2.5 million of outstanding letters of credit, $0.3 million of rent reserves and $97.2 million of undrawn commitments under the New Revolving Credit Facility.

(3)	As of October 31, 2015, we had $18.1 million of outstanding borrowings under the Revolving Credit Facility, with $103.4 million of borrowing availability, letter of credit commitments of $3.3 million and $0.2 million of rent reserves.

(4)	The aggregate outstanding amount of the Term Loan Facility reflected herein is net of $1.6 million of unamortized original issue discount.

Dilution

Except for up to 1,152,500 shares to be issued in connection with the Concurrent Option Exercise, all shares of common stock to be sold by the selling stockholders pursuant to this prospectus are currently issued and outstanding. Accordingly, the only dilution to our existing stockholders as a result of this offering will be as a result of the exercise of vested stock options currently held by certain of the selling stockholders.

Selected historical consolidated financial data

The following tables set forth Ollie’s Bargain Outlet Holdings, Inc.’s selected historical consolidated financial and other data for the periods ending on and as of the dates indicated. We derived the consolidated statement of income data and consolidated statement of cash flow data for fiscal years 2014 and 2013 and our consolidated balance sheet data as of January 31, 2015 and February 1, 2014 from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. We derived the consolidated statement of income data and consolidated statement of cash flow data for successor period 2012 (described below), predecessor period 2012 (described below), fiscal year 2011 and fiscal year 2010 from our audited consolidated financial statements and related notes thereto not included in this prospectus. We derived the consolidated statement of income data and consolidated statement of cash flow data for the thirty-nine weeks ended October 31, 2015 and November 1, 2014 and our consolidated balance sheet data as of October 31, 2015 from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Prior to fiscal year 2013, we operated on a fiscal calendar which resulted in a given fiscal year consisting of a 52- or 53- week period ending on the Saturday closest to December 31 of that year. In connection with the CCMP Acquisition, as part of the purchase price allocation, assets acquired and liabilities assumed were adjusted to their estimated fair value as of September 28, 2012, the closing date of the CCMP Acquisition. The periods on and prior to September 28, 2012 are referred to as the predecessor periods. The periods on and following September 29, 2012, are referred to as the successor periods. We refer to the period from January 1, 2012 through September 28, 2012 as “predecessor period 2012” and the period from September 29, 2012 through February 2, 2013 as “successor period 2012.” References to “fiscal year 2011” and “fiscal year 2010” are to the fiscal years ended December 31, 2011 and January 1, 2011, respectively.

Each of fiscal years 2014, 2013, 2011 and 2010 consisted of 52-week periods. Successor period 2012 consisted of an 18-week period and predecessor period 2012 consisted of a 39-week period. As a result of the application of purchase accounting in connection with the CCMP Acquisition impacting the successor periods, fiscal years 2014 and 2013 and successor period 2012 may not be comparable to predecessor period 2012 and fiscal years 2011 and 2010.

Our historical results are not necessarily indicative of future results of operations. The consolidated income data and consolidated statement of cash flow data for the thirty-nine weeks ended October 31, 2015 and November 1, 2014 and our consolidated balance sheet data as of October 31, 2015 are not necessarily indicative of the results expected for fiscal year 2015 or for any future period. You should read the information set forth below together with “Presentation of financial and other information,” “Summary—Summary historical consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations,” “Capitalization” and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Successor					Predecessor
	Thirty-nine weeks ended		Fiscal year		Successor period (1)	Predecessor period (1)	Fiscal year
	October 31, 2015	November 1, 2014	2014	2013	2012	2012	2011	2010
	(dollars in thousands, except share and per share amounts)
Consolidated Statement of Income Data:
Net sales	$518,968	$437,310	$637,975	$540,718	$183,644	$316,135	$389,862	$335,657
Cost of sales	314,943	263,108	384,465	323,908	113,376	187,811	234,785	196,313

Gross profit	204,025	174,202	253,510	216,810	70,268	128,324	155,077	139,344
Selling, general and administrative expenses	147,242	126,066	178,832	153,807	53,440	100,233	109,545	97,275
Depreciation and amortization expenses	5,265	5,291	6,987	8,011	3,423	3,846	4,732	4,270
Pre-opening expenses	5,252	4,186	4,910	4,833	665	3,521	7,125	3,691
Loss of assets and costs related to flood (2)	—	—	—	—	—	—	896	—

Operating income	46,266	38,659	62,781	50,159	12,740	20,724	32,779	34,108
Interest expense, net	12,286	13,796	18,432	17,493	5,832	4,425	6,157	2,340
Loss on extinguishment of debt	2,351	671	671	1,848	—	—	—	—

Income before income taxes	31,629	24,192	43,678	30,818	6,908	16,299	26,622	31,768
Income tax expense	11,854	9,285	16,763	11,277	3,303	7,286	9,933	12,658

Net income	$19,775	$14,907	$26,915	$19,541	$3,605	$9,013	$16,689	$19,110

Earnings per common share: (3)
Basic	$0.38	$0.31	$0.56	$0.40
Diluted	$0.37	$0.31	$0.55	$0.40
Weighted average common shares outstanding: (3)
Basic	52,258,973	48,203,041	48,202,480	48,519,420
Diluted	54,101,964	48,415,673	48,609,350	48,519,420

Consolidated Statement of Cash Flows Data:
Net cash (used in) provided by:
Operating activities	$(15,383)	$(12,198)	$31,842	$19,713	$25,161	$(6,152)	$19,029	$4,417
Investing activities	(10,894)	(12,081)	(14,007)	(9,554)	(696,505)	(6,948)	(9,490)	(8,513)
Financing activities	8,285	15,454	(8,049)	(2,593)	675,944	2,503	(3,791)	4,058

	As of
	October 31, 2015	January 31, 2015	February 1, 2014
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$3,960	$21,952	$12,166
Total assets	950,341	917,131	879,278
Total debt (4)	230,501	321,287	268,479
Total liabilities	408,589	500,296	435,139
Total stockholders’ equity	541,752	416,835	444,139

(1)	Successor period 2012 consists of the 18-week period from September 29, 2012 to February 2, 2013, and Predecessor period 2012 consists of the 39-week period from January 1, 2012 to September 28, 2012. For the month ended January 28, 2012, net sales were $23.3 million, net loss was $0.3 million, EBITDA was $0.4 million and Adjusted EBITDA was $0.8 million. For the month ended February 2, 2013, net sales were $32.4 million, net loss was $0.6 million, EBITDA loss was $0.3 million and Adjusted EBITDA was $1.2 million.

(2)	Represents loss of assets and costs directly attributed to a significant flood that occurred in one of our store locations in September 2011. Such costs (including damaged inventory, fixed assets and related costs associated with clean-up) were expensed as incurred. The store location was closed for the remainder of fiscal year 2011, re-opened in fiscal year 2012 and is included in the new store count for fiscal year 2012.

(3)	Earnings per common share and weighted average common shares outstanding gives retroactive effect to the 115-for-1 stock split of our common stock, which was effected in connection with the IPO. See note 1 to the audited financial statements included elsewhere in this prospectus.

(4)	Represents total outstanding indebtedness net of $1.6 million, $2.8 million and $3.2 million, as of October 31, 2015, January 31, 2015 and February 1, 2014, respectively, of unamortized original issue discount. See note 4 to our unaudited condensed consolidated financial statements and note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion together with “Selected historical consolidated financial data,” and the financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk factors” and “Cautionary note regarding forward-looking statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2015” refer to the fiscal year ended January 30, 2016, references to “fiscal year 2014” refer to the fiscal year ended January 31, 2015, and references to “fiscal year 2013” refer to the fiscal year ended February 1, 2014. Each of fiscal years 2015, 2014 and 2013 consisted of a 52-week period.

Overview

Ollie’s is a highly differentiated and fast-growing, extreme value retailer of brand name merchandise at drastically reduced prices. Known for our assortment of “Good Stuff Cheap,” we offer customers a broad selection of brand name products, including housewares, food, books and stationery, bed and bath, floor coverings, toys and hardware. Our differentiated go-to market strategy is characterized by a unique, fun and engaging treasure hunt shopping experience, compelling customer value proposition and witty, humorous in-store signage and advertising campaigns. These attributes have driven our rapid growth and strong and consistent store performance as evidenced by our store base expansion from 95 stores to 176 stores, net sales growth from $335.7 million to $638.0 million and average net sales per store ranging from $3.7 million to $3.8 million between fiscal year 2010 and fiscal year 2014. Furthermore, our comparable store sales increased from $504.8 million in fiscal year 2013 to $526.9 million in fiscal year 2014, or 4.4%, and our non-comparable store sales increased from $35.9 million in fiscal year 2013 to $111.1 million in fiscal year 2014.

Our growth strategy

Since the founding of Ollie’s in 1982, we have grown organically by backfilling existing markets and leveraging our brand awareness, marketing and infrastructure to expand into new markets in contiguous states. In 2003, Mark Butler, our co-founder, assumed his current role as President and Chief Executive Officer. Under Mr. Butler’s leadership, we expanded from 28 stores located in three states at the end of fiscal year 2003 to 203 stores located in 17 states as of January 30, 2016. Following the CCMP Acquisition in September 2012, we continued our expansion throughout the Eastern half of the United States.

Our stores are supported by two distribution centers in York, PA and Commerce, GA, which we believe can support between 375 to 400 stores. We have invested in our associates, infrastructure, distribution network and information systems to allow us to continue to rapidly grow our store footprint, including:

•	growing our merchant buying team to increase our access to brand name/closeout merchandise;

•	adding members to our senior management team;

•	opening two new distribution centers since 2011 with a total capacity of approximately 1.6 million square feet; and

•	investing in information technology, accounting systems, and warehouse management systems.

Our business model has produced consistent and predictable store growth over the past several years, during both strong and weaker economic cycles. We plan to continue to enhance our competitive positioning and drive growth in sales and profitability by executing on the following strategies:

•	growing our store base;

•	increasing our offerings of great bargains; and

•	leveraging and expanding Ollie’s Army.

We have a proven portable, flexible, and highly profitable store model that has produced consistent financial results and returns. Our new store model targets a store size between 25,000 to 35,000 square feet and an average initial cash investment of $1.0 million, which includes store fixtures and equipment, store-level and distribution center inventory (net of payables) and pre-opening expenses. We target new store sales of $3.7 million and an expected cash-on-cash return of approximately 55% in the first 12 months of operations and payback of approximately two years. New stores opened from fiscal year 2010 to fiscal year 2013 produced average cash-on-cash returns of 61% in their first 12 months of operations.

While we are focused on driving comparable store sales and managing our expenses, our revenue and profitability growth will primarily come from opening new stores. The core elements of our business model are procuring great deals, offering extreme values to our customers and creating consistent, predictable store growth and margins. In addition, our new stores generally open strong, immediately contributing to the growth in net sales and profitability of our business. Our new stores traditionally reach normalized sales after three full years of operations. From 2010 to 2014, net sales grew at a CAGR of 17.0%. We plan to achieve continued net sales growth, including comparable stores sales, by adding additional stores to our store base and by continuing to provide quality merchandise at a value for our customers as we scale and gain more access to purchase directly from major manufacturers. We also plan to leverage and expand our Ollie’s Army database marketing strategies. In addition, we plan to continue to manage our selling, general and administrative expenses for both our comparable and non-comparable store base by continuing to make process improvements and by maintaining our standard policy of reviewing our operating costs.

Our ability to grow and our results of operations may be impacted by additional factors and uncertainties, such as consumer spending habits, which are subject to macroeconomic conditions and changes in discretionary income. Our customers’ discretionary income is primarily impacted by gas prices, wages and consumer trends and preferences, which fluctuate depending on the environment. The potential consolidation of our competitors or other changes in our competitive landscape could also impact our results of operations or our ability, even though we compete with a broad range of retailers.

Our key competitive advantage is our direct buying relationships with many major manufacturers, wholesalers, distributors, brokers and retailers for our brand name and closeout products and unbranded goods. We also augment our product mix with private label brands. As we continue to grow, we believe our increased scale will provide us with even greater access to brand name and closeout products as major manufacturers seek a single buyer to acquire an entire deal.

How we assess the performance of our business

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use are number of new stores, net sales, comparable store sales, gross profit and gross margin, selling, general and administrative expenses, pre-opening expenses, operating income and Adjusted EBITDA.

Number of new stores

The number of new stores reflects the number of stores opened during a particular reporting period. Before we open new stores, we make initial capital investments in fixtures, equipment and inventory, which we amortize over time, and we incur pre-opening expenses described below under “—Pre-opening expenses.”

We opened 28 new stores and closed one store in fiscal year 2015, of which we opened 25 stores and closed one store in the thirty-nine weeks ended October 31, 2015. We expect new store growth to be the primary driver of our sales growth. Our initial lease terms are typically between five to seven years with options to renew for two or three successive five-year periods. Our portable and predictable real estate model focuses on backfilling existing markets and entering new markets in contiguous states. Our new stores often open with higher sales levels as a result of greater advertising and promotional spend in connection with grand opening events, but decline shortly thereafter to our new store model levels.

Net sales

Net sales constitute gross sales net of returns and sales tax. Net sales consist of sales from comparable stores and non-comparable stores, described below under “—Comparable store sales.” Growth of our net sales is primarily driven by expansion of our store base in existing and new markets. As we continue to grow, we believe we will have greater access to brand name and closeout merchandise and an increased deal selection, resulting in more potential offerings for our customers. Net sales are impacted by product mix, merchandise mix and availability, as well as promotional activities and the spending habits of our customers. Our broad selection of offerings across diverse product categories supports growth in net sales by attracting new customers, which results in higher spending levels and frequency of shopping visits from our customers, including Ollie’s Army members.

The spending habits of our customers are subject to macroeconomic conditions and changes in discretionary income. Our customers’ discretionary income is primarily impacted by gas prices, wages, and consumer trends and preferences, which fluctuate depending on the environment. However, because we offer a broad selection of merchandise at extreme values, we believe we are less impacted than other retailers by economic cycles. These cycles correspond with declines in general consumer spending habits and we benefit from periods of increased consumer spending.

Comparable store sales

Comparable store sales measure performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales consists of net sales from our stores beginning on the first day of the sixteenth full fiscal month following the store’s opening, which is when we believe comparability is achieved. Comparable store sales are impacted by the same factors that impact net sales. As of October 31, 2015 and November 1, 2014, there were 165 and 141 stores, respectively, in our comparable store base. As of January 31, 2015 and February 1, 2014, there were 147 and 128 stores, respectively, in our comparable store base. In fiscal years 2014 and 2013 our comparable stores generated average net sales per store of $3.9 million and $3.8 million, respectively, and Adjusted EBITDA margin of 15.7% and 15.6%, respectively. For the thirty-nine weeks ended October 31, 2015 and November 1, 2014, our comparable stores generated average net sales per store of $2.8 million and $2.7 million, respectively, and Adjusted EBITDA margin of 15.0% and 14.8%, respectively.

We define comparable stores to be stores:

•	that have been remodeled while remaining open;

•	that are closed for five or fewer days in any fiscal month;

•	that are closed temporarily and relocated within their respective trade areas; and

•	that have expanded, but are not significantly different in size, within their current locations.

Non-comparable store sales consist of new store sales and sales for stores not open for a full 15 months. Stores that are closed temporarily, but for more than five days in any fiscal month, are included in non-comparable store sales beginning in the fiscal month in which the temporary closure begins until the first full month of operation once the store re-opens, at which time they are included in comparable store sales.

Opening new stores is the primary component of our growth strategy and as we continue to execute on our growth strategy, we expect that a significant portion of our sales growth will be attributable to non-comparable store sales. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy.

Gross profit and gross margin

Gross profit is equal to our net sales less our cost of sales. Cost of sales includes merchandise costs, transportation costs, inventory markdowns, shrink, and certain distribution, warehousing and storage costs, including depreciation. Gross margin is gross profit as a percentage of our net sales. Gross margin is a measure used by management to indicate whether we are selling merchandise at an appropriate gross profit.

In addition, our gross profit and gross margin are impacted by product mix, as some products generally provide higher gross margins, by our merchandise mix and availability, and by our merchandise cost, which can vary.

Our gross profit is variable in nature and generally follows changes in net sales. We regularly analyze the components of gross profit, as well as gross profit as a percentage of sales. Specifically, our product margin and merchandise mix is reviewed by our merchant team and senior management, ensuring strict adherence to internal margin goals. Our disciplined buying approach has produced consistent gross margins and we believe helps to mitigate adverse impacts on gross profit and results of operation.

The components of our cost of sales may not be comparable to the components of cost of sales or similar measures of our competitors and other retailers. As a result, our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

Selling, general and administrative expenses

Selling, general and administrative expenses are comprised of payroll and benefits for store, field support and support center associates. Selling, general and administrative expenses also include marketing and advertising, occupancy, utilities, supplies, credit card processing fees, insurance and professional services. The components of our selling, general and administrative expense remain relatively consistent per store and for each new store opening. Consolidated selling, general and administrative expenses generally increase as we grow our store base and as our net sales increase. A significant portion of our expenses is primarily fixed in nature, and we expect to continue to maintain strict discipline while carefully monitoring selling, general and administrative expenses as a percentage of net sales.

The components of our selling, general and administrative expenses may not be comparable to the components of similar measures of other retailers. We expect that our selling, general and administrative expenses will increase in future periods with future growth and in part due to additional legal, accounting, insurance, and other expenses as a result of being a public company, including compliance with the Sarbanes-Oxley Act and related rules and regulations.

Pre-opening expenses

Pre-opening expenses consist of expenses of opening new stores and distribution centers. For new stores, pre-opening expenses include grand opening advertising costs, payroll expenses, travel expenses, employee training costs, rent expenses and store setup costs. Pre-opening expenses for new stores are expensed as they are incurred, which is typically within 30 to 45 days of opening a new store. For distribution centers, pre-opening expenses primarily include inventory transportation costs, employee travel expenses and occupancy costs.

Operating income

Operating income is gross profit less selling, general and administrative expenses, depreciation and amortization and pre-opening expenses. Operating income excludes interest expense, net and income tax expense. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

Depreciation and amortization expenses

Property and equipment are stated at original cost less accumulated depreciation and amortization. Depreciation and amortization are calculated over the estimated useful lives of the related assets, or in the case of leasehold improvements, the lesser of the useful lives or the remaining term of the lease. Expenditures for additions, renewals, and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed on the straight-line method for financial reporting purposes. Depreciation as it relates to our distribution centers is included within cost of sales on the consolidated statements of income.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are key metrics used by management and our Board to assess our financial performance. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to evaluate our performance in connection with compensation decisions and to compare our performance against that of other peer companies using similar measures.

We define EBITDA as net income before interest expense, loss on extinguishment of debt, depreciation and amortization expenses and income taxes. Adjusted EBITDA represents EBITDA as further adjusted for non-cash stock based compensation expense, pre-opening expenses, acquisition expenses, non-cash purchase accounting items, debt financing expenses and other expenses, which we do not consider representative of our ongoing operating performance. EBITDA and Adjusted EBITDA are non-GAAP measures and may not be comparable to similar measures reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. In the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items. For further discussion of EBITDA and Adjusted EBITDA and for reconciliations of EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Summary—Summary historical consolidated financial and other data.”

Factors affecting the comparability of our results of operations

Our results over the past two years have been affected by the following events, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Historical results

Historical results are not necessarily indicative of the results to be expected for any future period.

CCMP Acquisition adjustments

In connection with the CCMP Acquisition, our subsidiaries entered into the Senior Secured Credit Facilities. The CCMP Acquisition and borrowings and subsequent amendments to our Senior Secured Credit Facilities impacted our fiscal year 2014 and 2013 consolidated statements of operations. We incurred additional interest expense associated with the financing for the acquisition of $7.6 million and $6.6 million, net of tax, in fiscal years 2014 and 2013, respectively. Our consolidated statements of income reflected various non-cash purchase accounting adjustments related to the CCMP Acquisition, net of tax, of $0.4 million and $1.6 million for the fiscal years 2014 and 2013, respectively.

Financing transactions and payments to stockholders

On February 26, 2013, the credit agreements governing our Senior Secured Credit Facilities were amended to reduce the interest rate margin applicable to borrowings under the Term Loan Facility, to provide for additional loans under the Term Loan Facility in an aggregate principal amount of $50.0 million and to permit a share repurchase. The proceeds of the increased Term Loan Facility borrowings were net of $2.2 million, of which $1.8 million was recorded as additional original issue discount and $0.4 million was recognized as interest expense on the date of the amendment. We used the proceeds of the additional Term Loan Facility borrowings to repurchase 4,999,625 shares of Class A Common Stock from CCMP, our majority stockholder, for an aggregate purchase price of $46.2 million. We incurred various arrangement fees and legal fees totaling $1.6 million in connection with this amendment, of which $1.1 million was recorded as deferred financing fees and $0.5 million was recognized as selling, general and administrative expense on the date of the amendment. In connection with this amendment, $1.1 million of debt issuance cost and $0.4 million of original issue discount was accelerated on the date of the amendment and included within interest expense.

On April 11, 2014, we entered into a Second Amendment to the Term Loan, which allowed additional borrowings in an aggregate principal amount of $60.0 million. The primary purpose of the additional Term Loan Facility borrowing was to distribute $58.0 million as a special cash dividend to common stockholders as consented by the original Term Loan Facility lenders. The total dividend amount was recorded as a reduction of retained earnings of $23.6 million to reduce the retained earnings balance as of the dividend date to zero and the additional $34.4 million was recorded as a reduction of additional paid-in capital. The proceeds received were net of $2.0 million in fees, of which $1.3 million was recognized as deferred financing fees, $0.4 million was recorded as additional original issue discount, and $0.3 million was recognized as selling, general and administrative expenses. In connection with this amendment, $0.4 million of debt issuance cost and $0.2 million of original issue discount were accelerated on the date of the amendment and included within interest expense.

On May 27, 2015, we amended the credit agreements governing our Senior Secured Credit Facilities to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. We also drew $50.0 million of borrowings under our Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and of which the balance was used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization.

On July 15, 2015, we priced our IPO of 8,925,000 shares of our common stock. In addition, on July 17, 2015, the underwriters of the IPO exercised their option to purchase an additional 1,338,750 shares of common stock from us. As a result, 10,263,750 shares of common stock were issued and sold at a price of $16.00 per share. We received net proceeds from the IPO (including the exercise of the underwriters’ option) of $153.1 million, after deducting the underwriting fees of $11.1 million. We used the net proceeds from the IPO to pay off outstanding borrowings under the Revolving Credit Facility and a portion of the outstanding principal balance of the Term Loan Facility.

On January 29, 2016, we completed the Refinancing, in which we refinanced the Senior Secured Credit Facilities with the proceeds of the New Credit Facilities, consisting of the $200.0 million New Term Loan Facility and the $100.0 million New Revolving Credit Facility which includes a $25.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans. See “Liquidity and Capital Resources—Credit facilities” and “Description of Certain Indebtedness.”

Store openings

During the thirty-nine weeks ended October 31, 2015 and November 1, 2014, we opened 25 new stores and, closed one store and opened 19 new stores, respectively. During the thirty-nine weeks ended October 31, 2015, the new stores opened include our entry into Connecticut. In fiscal year 2014, we opened 22 new stores, including our initial entry into Alabama and Georgia. In fiscal year 2013, we opened 23 new stores and entered two new states, Michigan and Indiana. In connection with these store openings, we incurred pre-opening expenses of $5.3 million and $3.9 million for the thirty-nine weeks ended October 31, 2015 and November 1, 2014, respectively, and $4.6 million and $4.8 million in fiscal years 2014 and 2013, respectively.

Distribution center

In April 2014, we opened our second distribution center, located in Commerce, GA. We incurred certain start-up costs related to the opening of this distribution center, including costs associated with securing the 962,280 square foot site and entering into the lease arrangements. As of May 2, 2015 through May 1, 2016, we are entitled to occupy 554,040 square feet of the facility and are under a lease obligation to incrementally add square footage up to 962,280 square feet through November 2017. During fiscal year 2014, we also incurred additional costs associated with the opening and start-up of the Commerce, GA distribution center. In addition, for fiscal year 2014 and for the thirty-nine weeks ended November 1, 2014 we incurred $0.3 million of pre-opening expenses primarily consisting of inventory transportation costs, employee travel expenses and occupancy costs. We also made capital expenditures related to the new distribution center of $0.7 million and $5.1 million for the thirty-nine weeks ended October 31, 2015 and November 1, 2014, respectively, and $5.2 million and $0.9 million in fiscal years 2014 and 2013, respectively. In addition, we incurred costs related to hiring and training new associates for this distribution center. We expect to make additional expenditures related to our utilization of this additional space through 2017.

Results of operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

We derived the consolidated statements of income for the fiscal years 2014 and 2013 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statements of income for thirty-nine weeks ended October 31, 2015 and November 1, 2014 from our unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Thirty-nine weeks ended		Fiscal year
	October 31, 2015	November 1, 2014	2014	2013
	(dollars in thousands)
Consolidated statement of income data:
Net sales	$518,968	$437,310	$637,975	$540,718
Cost of sales	314,943	263,108	384,465	323,908

Gross profit	204,025	174,202	253,510	216,810
Selling, general and administrative expenses	147,242	126,066	178,832	153,807
Depreciation and amortization expenses	5,265	5,291	6,987	8,011
Pre-opening expenses	5,252	4,186	4,910	4,833

Operating income	46,266	38,659	62,781	50,159
Interest expense, net	12,286	13,796	18,432	17,493
Loss on extinguishment of debt	2,351	671	671	1,848

Income before income taxes	31,629	24,192	43,678	30,818
Income tax expense	11,854	9,285	16,763	11,277

Net income	$19,775	$14,907	$26,915	$19,541

Percentage of net sales: (1)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	60.7	60.2	60.3	59.9

Gross profit	39.3	39.8	39.7	40.1
Selling, general and administrative expenses	28.4	28.8	28.0	28.4
Depreciation and amortization expenses	1.0	1.2	1.1	1.5
Pre-opening expenses	1.0	1.0	0.8	0.9

Operating income	8.9	8.8	9.8	9.3
Interest expense, net	2.4	3.2	3.0	3.6
Loss on extinguishment of debt	0.5	0.2	—	—

Income before income taxes	6.1	5.5	6.8	5.7
Income tax expense	2.3	2.1	2.6	2.1

Net income	3.8%	3.4%	4.2%	3.6%

Select Operating Data:
Total stores at end of period	200	173	176	154

Average net sales per store (2)	$2,802	$2,659	$3,815	$3,744

Comparable stores sales growth	6.5%	2.4%	4.4%	1.1%

(1)	Components may not add to totals due to rounding.

(2)	Average net sales per store represents the weighted average of total net sales divided by the number of stores open, in each case at the end of each week in each fiscal period.

Thirty-nine weeks 2015 compared to thirty-nine weeks 2014

Net sales

Net sales increased to $519.0 million for the thirty-nine weeks ended October 31, 2015 from $437.3 million for the thirty-nine weeks ended November 1, 2014, an increase of $81.7 million, or 18.7%. The increase was the result of a comparable store sales increase of $27.0 million, or 6.5% and a non-comparable store sales increase of $54.7 million. Our increase in non-comparable store sales was primarily driven by the timing of new stores, which opened during the thirty-nine weeks ended November 1, 2014, but were not open for a full 15 months during the thirty-nine weeks ended October 31, 2015, as well as 25 new stores which opened during the thirty-nine weeks ended October 31, 2015.

Comparable store sales increased 6.5% for the thirty-nine weeks ended October 31, 2015 compared to a 2.4% increase for the thirty-nine weeks ended November 1, 2014. The increase in comparable store sales during the thirty-nine weeks ended October 31, 2015 was driven by increased sales volume and price of certain popular items in the food department, which represent a growing part of our business and a larger portion of our product mix. Comparable store sales volumes were also favorably impacted by opportunistic sourcing and sale of certain popular products in other departments, including electronics, books and stationery, bed and bath, and pets compared to the prior year period.

Cost of sales

Cost of sales increased to $314.9 million for the thirty-nine weeks October 31, 2015 from $263.1 million for the thirty-nine weeks November 1, 2014, an increase of $51.8 million, or 19.7%. The increase in cost of sales was primarily a result of increased net sales and to a lesser extent increased transportation and distribution expenses.

Gross profit and gross margin

Gross profit increased to $204.0 million for the thirty-nine weeks ended October 31, 2015 from $174.2 million for the thirty-nine weeks ended November 1, 2014, an increase of $29.8 million, or 17.1%. The increase in gross profit was primarily the result of new store growth and increases in comparable store sales. Our gross margin decreased to 39.3% for the thirty-nine weeks ended October 31, 2015 from 39.8% for the thirty-nine weeks ended November 1, 2014, a decrease of 52 basis points. The decrease in gross margin was primarily attributable to increased distribution center costs for the thirty-nine weeks ended October 31, 2015 and was partially offset by favorable increases in our merchandise margin.

Selling, general and administrative expenses

Selling, general and administrative expenses increased to $147.2 million for the thirty-nine weeks ended October 31, 2015 from $126.1 million for the thirty-nine weeks ended November 1, 2014, an increase of $21.2 million, or 16.8%. As a percentage of net sales, selling, general and administrative expenses decreased 46 basis points to 28.4% for the thirty-nine weeks ended October 31, 2015 compared to 28.8% for the thirty-nine weeks ended November 1, 2014. The increase in selling, general and administrative expenses was primarily the result of increases in store-related expenses of $17.7 million to support new store growth. These increased expenses consisted primarily of store payroll and benefits, store occupancy costs, and other store related expenses, as well as, additional expenses related to general and administrative expenses, public company expenses and costs related to our IPO.

Depreciation and Amortization

Depreciation and amortization expenses remained at $5.3 million for the thirty-nine weeks ended October 31, 2015 and November 1, 2014. Depreciation and amortization expenses as a percentage of net sales decreased 20 basis points from 1.2% for the thirty-nine weeks ended November 1, 2014 to 1.0% for the thirty-nine weeks ended October 31, 2015, primarily as a result of certain intangibles and property and equipment recorded in connection with the CCMP Acquisition.

Pre-opening expenses

Pre-opening expenses increased to $5.3 million for the thirty-nine weeks ended October 31, 2015 from $4.2 million for the thirty-nine weeks ended November 1, 2014, an increase of $1.1 million, or 25.5%. This increase was primarily related to the pre-opening expenses incurred to open 25 stores during the thirty-nine weeks ended October 31, 2015 compared to 19 store openings during the thirty-nine weeks ended November 1, 2014, an increase of six store openings. The increase in pre-opening expenses was partially offset by reductions in the expense from the Commerce, GA distribution center which opened in April 2014.

Interest expense, net

Net interest expense decreased to $12.3 million for the thirty-nine weeks ended October 31, 2015 from $13.8 million in the thirty-nine weeks ended November 1, 2014, a decrease of $1.5 million or 10.9%. The decrease in interest expense was primarily the result of the repayment of a portion of the outstanding borrowings under the Term Loan Facility and a repayment of the outstanding borrowings under the Revolving Credit Facility with proceeds from the IPO.

Loss on extinguishment of debt

Loss on extinguishment of debt increased to $2.4 million for the thirty-nine weeks ended October 31, 2015 from $0.7 million for the thirty-nine weeks ended November 1, 2014, an increase of $1.7 million. The loss on extinguishment of debt for the thirty-nine weeks ended October 31, 2015 represented the write off of debt issuance costs and original issue discount due to the repayment of a portion of the outstanding borrowings under the Term Loan Facility using the proceeds from the IPO. The loss on extinguishment of debt for the thirty-nine weeks ended November 1, 2014 related to the debt issuance cost and original issue discount which was written off as a result of the second amendment to the Term Loan Facility, which occurred in April 2014.

Income tax expense

Income tax expense increased to $11.9 million for the thirty-nine weeks ended October 31, 2015 from $9.3 million for the thirty-nine weeks ended November 1, 2014, an increase of $2.6 million, or 27.7%. This increase in income tax expense was primarily the result of the $7.4 million increase in pre-tax net income, or 30.7%. Our effective tax rate decreased to 37.5% for the thirty-nine weeks ended October 31, 2015 from 38.4% for the thirty-nine weeks ended November 1, 2014. The effective tax rate for the thirty-nine weeks ended October 31, 2015 were lower than the prior year effective tax rates primarily as a result of a discrete tax benefit related to the impact from the finalization of employment-based tax credits associated with fiscal year 2014 and the impact from a slight reduction in the projected state effective tax on the net deferred income tax liabilities.

Net income

As a result of the foregoing, net income increased to $19.8 million for the thirty-nine weeks ended October 31, 2015 from $14.9 million for the thirty-nine weeks ended November 1, 2014, an increase of $4.9 million, or 32.7%.

Fiscal year 2014 compared to fiscal year 2013

Net sales

Net sales increased to $638.0 million in fiscal year 2014 from $540.7 million in fiscal year 2013, an increase of $97.3 million, or 18.0%. The increase was the result of a comparable store sales increase of $22.1 million and a non-comparable store sales increase of $75.2 million. Our increase in non-comparable store sales was primarily driven by the increase in the number of stores that opened in fiscal year 2013, but were not open for a full 15 months during fiscal year 2014, as well as new stores opened during fiscal year 2014.

Comparable store sales increased 4.4% for fiscal year 2014 compared to a 1.1% increase for fiscal year 2013. The increase in comparable store sales was primarily driven by increased sales volume and price in certain popular food items, which represent a growing part of our business and a larger portion of our product mix in fiscal year 2014. Comparable store sales volumes were also favorably impacted by opportunistic sourcing of products in other categories, including automotive, pets and personal health care compared to the prior fiscal year. We also believe our sales volumes and transaction counts were impacted positively by increased consumer spending related to lower gasoline prices during the second half of the year. As a result of the factors mentioned above, we experienced an increase in average spend per customer transaction due to an increase in average price per item as well as a slight increase in transaction volumes.

Cost of sales

Cost of sales increased to $384.5 million in fiscal year 2014 from $323.9 million in fiscal year 2013, an increase of $60.6 million, or 18.7%. The increase in cost of sales was primarily a result of opening 22 new stores in fiscal year 2014, as well as the opening of our Commerce, GA distribution center in April 2014.

Gross profit and gross margin

Gross profit increased to $253.5 million in fiscal year 2014 from $216.8 million in fiscal year 2013, an increase of $36.7 million, or 16.9%. The increase in gross profit was primarily the result of new store growth and increases in comparable store sales. Our gross margin decreased to 39.7% in fiscal year 2014 from 40.1% for fiscal year 2013, a decrease of 36 basis points. The decrease in gross margin was primarily attributable to additional costs associated with the opening and start-up of the Commerce, GA distribution center in fiscal year 2014 and, to a lesser extent, variations in product mix.

Selling, general and administrative expenses

Selling, general and administrative expenses increased to $178.8 million in fiscal year 2014 from $153.8 million in fiscal year 2013, an increase of $25.0 million, or 16.3%. As a percentage of net sales, selling, general and administrative expenses decreased 41 basis points to 28.0% in fiscal year 2014 compared to 28.4% in fiscal year 2013. The increase in selling, general and administrative expense was primarily the result of increases in store-related expenses of $20.9 million to support new store growth, consisting primarily of payroll and benefits, occupancy costs and other store related expenses.

Depreciation and amortization expenses

Depreciation and amortization expenses decreased to $7.0 million in fiscal year 2014, from $8.0 million in fiscal year 2013, a decrease of $1.0 million, or 12.8%, primarily as a result of certain intangibles and property and equipment recorded in connection with the CCMP Acquisition.

Pre-opening expenses

Pre-opening expenses increased slightly to $4.9 million in fiscal year 2014 from $4.8 million in fiscal year 2013, an increase of less than $0.1 million, or approximately 1.6%.

Income tax expense

Income tax expense increased to $16.8 million in fiscal year 2014 from $11.3 million in fiscal year 2013, an increase of $5.5 million, or 48.7%. This increase in income tax expense was primarily the result of the $12.9 million increase in pre-tax net income. Our effective tax rate increased to 38.4% in fiscal year 2014 from 36.6% in fiscal year 2013 due to the reduction of certain state tax credits.

Net income

As a result of the foregoing, net income increased to $26.9 million in fiscal year 2014 from $19.5 million in fiscal year 2013, an increase of $7.4 million, or 37.7%.

Quarterly results of operations

The following tables set forth selected unaudited quarterly statements of operations data for our last nine completed fiscal quarters. References to “first quarter 2015,” “second quarter 2015,” “third quarter 2015,” “first quarter 2014,” “second quarter 2014,” “third quarter 2014,” and “fourth quarter 2014” refer to the 13 weeks ended May 2, 2015, August 1, 2015, October 31, 2015, May 3, 2014, August 2, 2014, November 1, 2014 and January 31, 2015, respectively. References to “third quarter 2013,” and “fourth quarter 2013” refer to the 13 weeks ended November 2, 2013 and February 1, 2014, respectively. The information for each of these quarters has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this prospectus and in the opinion of management, includes all adjustments necessary for a fair presentation of the results of operations for these periods. Comparable store sales may fluctuate due to seasonality, as discussed below, as well as potential changes in product mix and consumer spending. The quarterly results of operations presented should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus, and are not necessarily indicative of our operating results for a full fiscal year or any future period.

	Third quarter 2015	Second quarter 2015	First quarter 2015	Fourth quarter 2014	Third quarter 2014	Second quarter 2014	First quarter 2014	Fourth quarter 2013	Third quarter 2013
	(unaudited)
	(dollars in thousands)
Net sales	$174,565	$181,933	$162,470	$200,665	$150,005	$152,910	$134,395	$164,819	$126,815
Gross profit	69,924	70,058	64,043	79,308	59,595	59,192	55,415	67,587	50,815
Operating income	13,938	16,841	15,487	24,122	12,627	14,015	12,017	21,624	7,918
Net income	6,762	6,352	6,661	12,008	4,851	5,728	4,328	10,969	2,208
Percentage of Annual Results (1):
Net sales	N/A	N/A	N/A	31.5%	23.5%	24.0%	21.1%	30.5%	23.5%
Gross profit	N/A	N/A	N/A	31.3%	23.5%	23.3%	21.9%	31.2%	23.4%
Operating income	N/A	N/A	N/A	38.4%	20.1%	22.3%	19.1%	43.1%	15.8%
Net income	N/A	N/A	N/A	44.6%	18.0%	21.3%	16.1%	56.1%	11.3%
Percentage of Net Sales:
Gross profit	40.1%	38.5%	39.4%	39.5%	39.7%	38.7%	41.2%	41.0%	40.1%
Operating income	8.0%	9.3%	9.5%	12.0%	8.4%	9.2%	8.9%	13.1%	6.2%
Net income	3.9%	3.5%	4.1%	6.0%	3.2%	3.7%	3.2%	6.7%	1.7%
Selected Operating Data:
Number of stores at end of period	200	187	181	176	173	167	161	154	153
Average net sales per store (2)	$904	$986	$913	$1,156	$882	$929	$849	$1,070	$858
Comparable stores sales change	3.2%	7.8%	8.8%	9.0%	6.2%	3.8%	(3.0)%	3.2%	(0.4)%

(1)	Components may not add to totals due to rounding.

(2)	Average net sales per store represents the weighted average of total net sales divided by the number of stores open, in each case at the end of each week in a fiscal quarter.

Additionally, our historical comparable store sales change is reflected in the table below.

	Fiscal Year 2013	Fiscal Year 2012 (1)	Fiscal Year 2011	Fiscal Year 2010
First Quarter	(4.0)%	3.9%	(5.4)%	6.0%
Second Quarter	5.2	2.2	(3.7)	1.7
Third Quarter	(0.4)	2.3	(0.7)	(4.1)
Fourth Quarter	3.2	(1.2)	7.5	(3.9)

(1)	As adjusted to reflect comparable prior year quarters for the change in fiscal year end.

Seasonality

Our business is seasonal in nature and demand is generally the highest in our fourth fiscal quarter due to the holiday sales season. To prepare for the holiday sales season, we must order and keep in stock more merchandise than we carry during other times of the year and generally engage in additional marketing efforts. We expect inventory levels, along with accounts payable and accrued expenses, to reach their highest levels in our third and fourth fiscal quarters in anticipation of increased net sales during the holiday sales season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year. Because we offer a broad selection of merchandise at extreme values, we believe we are less impacted than other retailers by economic cycles which correspond with declines in general consumer spending habits and we believe we still benefit from periods of increased consumer spending.

Liquidity and capital resources

Overview

Our primary sources of liquidity are net cash provided by operating activities and borrowings under our New Revolving Credit Facility. Our primary cash needs are for capital expenditures and working capital. As of October 31, 2015, we had $103.4 million available to borrow under our $125.0 million Revolving Credit Facility and $4.0 million of cash on hand. We had $212.4 million outstanding under our Term Loan Facility, net of unamortized original issue discount of $1.6 million. On May 27, 2015 we amended the credit agreements governing our Senior Secured Credit Facilities to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. We also drew $50.0 million of borrowings on the Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock. We repaid outstanding borrowings under our Revolving Credit Facility and a portion of the outstanding borrowings under the Term Loan Facility with the proceeds of our IPO. On January 29, 2016, we completed the Refinancing, in which we refinanced the Senior Secured Credit Facilities with the proceeds of the New Credit Facilities, consisting of the $200.0 million New Term Loan Facility and the $100.0 million New Revolving Credit Facility which includes a $25.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans. See “—Factors affecting the comparability of our results of operations—Financing transactions and payments to stockholders” “—Credit facilities” and “Description of certain indebtedness.”

Our capital expenditures are primarily related to new store openings, store resets, which consist of improvements to stores as they are needed, expenditures related to our distribution centers, and infrastructure-related investments, including investments related to upgrading and maintaining our information technology systems. For the thirty-nine weeks ended October 31, 2015 we spent $10.9 million for capital expenditures compared to $12.1 million for the thirty-nine weeks ended November 1, 2014. We used approximately half of our budgeted capital expenditures in fiscal year 2015 to open 28 new stores. We also invested in our distribution centers, store resets and general corporate capital expenditures, including information technology in fiscal year 2015.

Historically, we have funded our capital expenditures and working capital requirements during the fiscal year with cash on hand and borrowings under our Revolving Credit Facility. When we have used our Revolving Credit Facility, the amount of indebtedness outstanding under it has tended to be the highest in the beginning of our fourth fiscal quarter. Over the past two fiscal years, to the extent we have drawn on the Revolving Credit Facility, we have paid down the borrowings before the end of December each fiscal year with cash generated during our peak selling season in our fourth fiscal quarter.

Our primary working capital requirements are for the purchase of inventory, payroll, rent, other store operating costs, distribution costs and general and administrative costs. Our working capital requirements fluctuate during the year, rising in our third fiscal quarter as we increase quantities of inventory in anticipation of our peak holiday sales season in our fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

Based on our new store growth plans, we believe our cash position, net cash provided by operating activities and availability under our New Revolving Credit Facility, will be adequate to finance our planned capital expenditures, working capital requirements and debt service over the next 12 months and the foreseeable future thereafter. If cash provided by operating activities and borrowings under our New Revolving Credit Facility are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us when we need it or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders. See “Risk factors—Risks related to our business and industry—We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material adverse effect on our business, financial condition and results of operations.”

Summary of cash flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Thirty-nine weeks ended		Fiscal year
	October 31, 2015	November 1, 2014	2014	2013
	(in thousands)
Net cash (used in) provided by operating activities	$(15,383)	$(12,198)	$31,842	$19,713
Net cash used in investing activities	(10,894)	(12,081)	(14,007)	(9,554)
Net cash provided by (used in) financing activities	8,285	15,454	(8,049)	(2,593)

Net (decrease) increase in cash	$(17,992)	$(8,825)	$9,786	$7,566

Cash (used in) provided by operating activities

Net cash used in operating activities for thirty-nine weeks ended October 31, 2015 was $15.4 million, an increase from $12.2 million for the thirty-nine weeks ended November 1, 2014. The increase in net cash used in operating activities for the thirty-nine weeks ended October 31, 2015 was primarily due to changes in certain working capital accounts, including the impact from the new stores added to the store base, which was partially offset by the increase in net income from store performance.

Net cash provided by operating activities for fiscal year 2014 was $31.8 million, an increase from $19.7 million in fiscal year 2013. The increase in fiscal year 2014 net cash provided by operating activities was primarily the result of the increase in net income and changes in certain working capital accounts. The primary drivers of this increase were 22 stores which were added in fiscal year 2014 contributing to the increase in net income, an increase in accounts payable related to the additional inventory purchases to support the new store growth and timing of payments. Partially offsetting this increase was a decrease in the income taxes payable based upon the increase in taxable income and quarterly estimated tax payments.

Cash used in investing activities

Net cash used in investing activities for the thirty-nine weeks ended October 31, 2015 was $10.9 million, a decrease of $1.2 million compared to the thirty-nine weeks ended November 1, 2014. The decrease in cash used in investing activities relates to capital expenditures in the thirty-nine weeks ended November 1, 2014 for the new distribution center in Commerce, GA and the timing of new store openings.

Net cash used in investing activities for fiscal year 2014 was $14.0 million, an increase from $9.6 million in fiscal year 2013 and related solely to capital expenditures. The increase in capital expenditures was primarily for new store growth and the opening of an additional distribution center in Commerce, GA during fiscal year 2014.

Cash provided by (used in) financing activities

Net cash provided by financing activities for the thirty-nine weeks ended October 31, 2015 was $8.3 million and net cash provided by financing activities for the thirty-nine weeks ended November 1, 2014 was $15.5 million. The decrease in net cash flows provided by (used in) financing activities in the thirty-nine weeks ended October 31, 2015 was primarily related to borrowings on the Revolving Credit Facility for our working capital needs during the thirty-nine weeks ended November 1, 2014.

Net cash used in financing activities for fiscal years 2014 and 2013 was $8.0 million and $2.6 million, respectively. The increase in fiscal year 2014 net cash flows used in financing activities was primarily related to repayments under the Term Loan Facility.

Credit facilities

On September 28, 2012, in connection with the CCMP Acquisition, our wholly owned subsidiaries, Ollie’s Holdings, Inc. (“Ollie’s Holdings”) and Ollie’s Bargain Outlet, Inc. (“Ollie’s Bargain Outlet” and together with Ollie’s Holdings, the “Borrowers”) and certain of their subsidiaries entered into a $75.0 million Revolving Credit Facility, which included a $25.0 million letter of credit and a $20.0 million swingline loan facility, and a $225.0 million Term Loan Facility with Manufacturers and Traders Trust Company as administrative agent for the Revolving Credit Facility, Jefferies Finance LLC, as administrative agent for the Term Loan Facility and Manufacturers and Traders Trust Company, Jefferies Finance LLC and KeyBank National Association as joint lead arrangers and joint bookrunners for the Senior Secured Credit Facilities.

On February 26, 2013, the credit agreements governing our Senior Secured Credit Facilities were amended to reduce the interest rate margin applicable to borrowings under the Term Loan Facility, to provide for additional loans under the Term Loan Facility in an aggregate principal amount of $50.0 million and to permit a share repurchase from CCMP, our majority stockholder. Our proceeds of the increased Term Loan Facility borrowings were net of $2.2 million, of which $1.8 million was recorded as additional original issue discount and $0.4 million was recognized as interest expense on the date of the amendment. We used the proceeds of additional Term Loan Facility borrowings to repurchase 4,999,625 shares of Class A Common Stock from our majority stockholder for an aggregate purchase price of $46.2 million.

On April 11, 2014, the credit agreements governing our Senior Secured Credit Facilities were further amended to reduce the interest rate margin applicable to borrowings under the Term Loan Facility, to provide for additional term loans under the Term Loan Facility in aggregate principal amount of $60.0 million and to permit a special dividend to holders of our common stock. We used the proceeds of the additional Term Loan Facility borrowings to make a cash dividend of $58.0 million to holders of our common stock. The proceeds of the increased Term Loan Facility borrowings were net of $1.3 million, which was recognized as deferred financing fees, $0.4 million was recorded as additional original issue discount, and $0.3 million was recognized as selling, general and administrative expenses.

On May 27, 2015, we amended the credit agreements governing our Senior Secured Credit Facilities to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. We also drew $50.0 million of borrowings under our Revolving Credit Facility, the proceeds of which were used to pay an aggregate cash dividend of $48.8 million to holders of our common stock and of which the balance was used to pay $1.1 million of bank fees and $0.1 million of legal and other expenses related to the Recapitalization.

The Term Loan Facility provided for an “Excess Cash Flow” payment, as defined therein, to be made on or before the date that is 125 days following the end of our fiscal year of each year beginning with the fiscal year ending February 1, 2014. The Excess Cash Flow payment made for the fiscal year 2014 was $4.4 million and was included in the current portion of long-term debt as of January 31, 2015. The Excess Cash Flow payment for fiscal year 2013 was $4.3 million and was included in current portion of long-term debt as of February 1, 2014.

Borrowings under the Term Loan Facility, bore interest at a rate per annum calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.5%, the Eurodollar Rate plus 1.00%, or 2.00%; plus the Applicable Margin, as defined in the credit agreement. The Term Loan Facility also allowed for Eurodollar Loans with a floor of 1.00%, plus the Applicable Margin. As part of the April 2014 amendment to the Term Loan Facility, our Applicable Margin on the interest rate was reduced by 0.25% (from 3.00% to 2.75% for a Base Rate Loan and from 4.00% to 3.75% for a Eurodollar Loan), the floor was reduced from 1.25% to 1.00%. As of October 31, 2015, the interest rate on outstanding borrowings under the Term Loan Facility was 3.75% plus LIBOR, subject to a floor of 1.0%.

Under the terms of the Revolving Credit Facility, we could borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined therein, up to $125.0 million. The Revolving Credit Facility included a $25.0 million sub-facility for letters of credit and a $20.0 million swingline facility. Borrowings under the Revolving Credit Facility bore interest at a rate per annum calculated at the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.5%, or the Eurodollar Rate plus 1.00%; plus Applicable Margin, which could range from 0.75% to 1.25%. Under the terms of the Revolving Credit Facility, the Applicable Margin may fluctuate subject to periodic measurements of average availability, as defined therein. The Revolving Credit Facility also allowed for Eurodollar Loans comprised of the Eurodollar Base Rate plus Applicable Margin, which could range from 1.75% to 2.25%. Under the terms of the Revolving Credit Facility, the Borrowers could request up to $25.0 million in increased commitments, subject to certain requirements and restrictions.

As of October 31, 2015, we had $18.1 million outstanding with $103.4 million available for borrowing under our Revolving Credit Facility. The interest rate applicable to the borrowings outstanding as of October 31, 2015 was 4.00%. The Revolving Credit Facility also includes a variable unused line fee ranging from 0.250% to 0.375% per annum.

The Senior Secured Credit Facilities are collateralized by the all of the Borrowers’ assets and equity and contain financial covenants and certain business covenants, including restrictions on dividend payments, that the Borrowers must comply with during the term of the agreement. As of October 31, 2015, the Borrowers were in compliance with our Senior Secured Credit Facilities.

On January 29, 2016, we refinanced our Revolving Credit Facility and our Term Loan Facility with the proceeds of the New Credit Facilities consisting of a $200.0 million senior secured New Term Loan Facility and a $100.0 million senior secured asset-based New Revolving Credit Facility, which includes a $25.0 million sub-facility for letters of credit and $25.0 million sub-facility for swingline loans. As of January 30, 2016, there were $97.2 million of undrawn commitments, letter of credit commitments of $2.5 million and $0.3 million of rent reserves under the New Revolving Credit Facility. The credit agreement governing the New Credit Facilities provides that Ollie’s Holdings and Ollie’s Bargain Outlet may request increased commitments under the New Revolving Credit Facility and additional term loans or additional term facilities under the New Term Loan Facility, in each case, subject to certain conditions and in an aggregate principal amount not to exceed (x) $100.0 million, plus (y) in the case of any incremental term loans that serve to effectively extend the maturity of the Term Loan Facility, an amount equal to the reductions in the New Term Loan Facility to be replaced thereby plus (z) an additional amount, subject to compliance on a pro forma basis with a total leverage ratio (total debt to Adjusted EBITDA) of no greater than (i) prior to January 28, 2017, 3.50: 1.00 or (ii) on and after January 28, 2017, 3.25: 1.00. The effective yield for any such incremental facility under the New Term Loan Facility will be subject to a “most favored nation” pricing protection provision with a cushion of 0.50%. The incurrence of any incremental facility under the New Term Loan Facility is subject to customary conditions precedent. For additional description of the New Credit Facilities, see “Description of certain indebtedness—New credit facilities.”

The loans under the New Credit Facilities mature on January 29, 2021. The New Term Loan Facility is subject to amortization of principal, payable in quarterly installments on the last day of each fiscal quarter prior to maturity commencing on April 30, 2016, equal to the amounts set forth below for the relevant Term Loan Installment Date:

Term Loan Installment Date	Amount
Each Term Loan Installment Date that occurs on or prior to January 29, 2018	$1,250,000
Each Term Loan Installment Date that occurs after January 29, 2018	$2,500,000

The remaining initial aggregate advances under the Term Loan Facility are payable at the maturity of the Term Loan Facility.

The variable methods of determining interest rates for the term loans or revolving loans provided under the New Credit Facilities, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50% or the Eurodollar Rate plus 1.00%, plus the Applicable Margin. The New Credit Facilities also allow for Eurodollar Loans, plus the Applicable Margin. Under the New Credit Facilities, the Applicable Margin will vary from 0.75% to 1.25% for a Base Rate Loan and 1.75% to 2.25% for a Eurodollar Loan based on reference to the total leverage ratio. As of January 29, 2016, the interest rate on outstanding borrowings under the New Term Loan Facility was 2.25% plus the Eurodollar Rate and is not subject to a floor. As of January 29, 2016, there are no outstanding revolving loans under the New Revolving Credit Facility.

Under the terms of the New Revolving Credit Facility, we can borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined, up to $100.0 million. The New Revolving Credit Facility includes a $25.0 million sub-facility for letters of credit and a $25.0 million swingline loan facility. A variable unused line fee will be charged on the average daily unused portion of the New Revolving Credit Facility of 0.375% per annum if the total leverage ratio is greater than 3.25: 1.00 or 0.250% if the total leverage ratio is less than 3.25: 1.00. A letter of credit fee will accrue on the aggregate face amount of outstanding letters of credit under the New Revolving Credit Facility equal to the interest rate margin for Eurodollar Loans under the New Revolving Credit Facility. In addition, a fronting fee will be paid to the letter of credit issuer on the aggregate face amount of outstanding standby letters of credit not to exceed 0.125% per annum.

Contractual obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily operating leases.

As of January 31, 2015, our contractual obligations and other commitments were:

	Less than 1 year	1-3 Years	3-5 Years	Thereafter	Total
	Payments due by year (in thousands)
Fiscal year ending:
Operating lease obligation (1)	$34,334	$64,919	$53,441	$69,666	$222,360
Principal payments of debt (2)	7,794	6,700	309,581	—	324,075
Interest on long-term debt (3)	15,363	30,384	24,321	—	70,068

Total	$57,491	$102,003	$387,343	$69,666	$616,503

(1)	Includes the initial lease term and optional renewal terms that are included in the lease term of our store and distribution center leases in accordance with accounting guidance related to leases.

(2)	Includes the aggregate principal payments under the Term Loan Facility and assumes no borrowings under our Revolving Credit Facility.

(3)	Represents the expected cash payments for interest on our long-term debt based on the interest rates in place and the amounts outstanding as of January 31, 2015.

On January 29, 2016, we completed the Refinancing, in which we refinanced the Senior Secured Credit Facilities with the proceeds of the New Credit Facilities, consisting of the $200.0 million New Term Loan Facility and the $100.0 million New Revolving Credit Facility which includes a $25.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans. As of January 30, 2016, there were $97.2 million of undrawn commitments under the New Revolving Credit Facility, letter of credit commitments of $2.5 million and $0.3 million of rent reserves. For additional description of the New Credit Facilities, see “Description of certain indebtedness—New credit facilities.”

Off-Balance sheet arrangements

Except for operating leases entered into in the normal course of business, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical accounting policies and estimates

We have identified the policies below as critical to our business operations and understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout “Management’s discussion and analysis of financial condition and results of operations” where such policies affect our reported and expected financial results. Our financial statements, which have been prepared in accordance with U.S. GAAP, require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For a detailed discussion on the application of these and other accounting policies, See Note 1 in our audited financial statements included elsewhere in this prospectus.

Inventories

Inventories are stated at the lower of cost or market determined using the retail inventory method on a first-in, first-out basis. The cost of inventories includes the merchandise cost, transportation costs, and certain distribution and storage costs. Such costs are thereafter expensed as cost of sales upon the sale of the merchandise.

Under the retail inventory method, inventory is segregated into departments of merchandise having similar characteristics, and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each merchandise department. Cost factors represent the average cost-to-retail ratio for each merchandise department based on beginning inventory and the current period purchase activity.

The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of permanent markdowns to clear unproductive or slow-moving inventory, which may impact the ending inventory valuation as well as gross margins.

Permanent markdowns designated for clearance activity are recorded when the utility of the inventory has diminished. Factors considered in the determination of permanent markdowns include current and anticipated demand, customer preferences, and age of the merchandise. When a decision is made to permanently markdown merchandise, the resulting gross profit reduction is recognized in the period the markdown is recorded. Demand for merchandise can fluctuate greatly. A significant increase in the demand for merchandise could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on-hand. If our inventory is determined to be overvalued in the future, we would be required to recognize such costs in costs of goods sold and reduce operating income at the time of such determination. Therefore, although every effort is made to ensure the accuracy of forecasts of merchandise demand, any significant unanticipated changes in demand or in economic conditions within our markets could have a significant impact on the value of our inventory and reported operating results.

Goodwill/Intangible assets

We amortize intangible assets over their useful lives unless we determine such lives to be indefinite. Goodwill and intangible assets having indefinite useful lives are not amortized to earnings, but instead are subject to annual impairment testing or more frequently if events or circumstances indicate that the value of goodwill or intangible assets having indefinite useful lives might be impaired.

Entities have an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. The goodwill quantitative impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after the allocation is the implied fair value of the reporting unit goodwill. Fair value of the sole reporting unit is determined utilizing a combination of valuation methods including both the income approach (including a discounted cash flow analysis) and market approach (including prior transaction method and comparable public company multiples). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. We have selected the fiscal month ending date of October as the annual impairment testing date. For the fiscal year ended February 1, 2014, we completed a quantitative impairment test. For the fiscal year ended January 31, 2015, we completed a qualitative impairment test. Based upon the procedures described above, no impairment of goodwill existed as of January 31, 2015 or February 1, 2014.

Our detailed impairment analysis related to goodwill involves the use of discounted cash flow models. Significant management judgment is necessary to evaluate the impact of operating and macroeconomic changes on existing and forecasted results. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate market rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures. Critical assumptions include projected comparable store sales growth, timing and number of new store openings, operating profit rates, general and administrative expenses, direct store expenses, capital expenditures, discount rates and terminal growth rates. We determine discount rates based on the weighted average cost of capital of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective. We also use comparable market earnings multiple data to corroborate our reporting unit valuation. Factors that could cause us to change our estimates of future cash flows include a prolonged economic crisis, successful efforts by our competitors to gain market share in our core markets, our inability to compete effectively with other retailers.

We are also required to perform impairment tests annually or more frequently if events or circumstances indicate that the value of its nonamortizing intangible assets might be impaired. Our nonamortizing intangible assets as of January 31, 2015 and February 1, 2014 consisted of a trade name. Entities have an option to perform a qualitative assessment to determine whether further impairment testing of nonamortizing intangible assets is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative test. We perform the quantitative impairment test using a “relief from royalty payments” methodology. This methodology involves estimating reasonable royalty rates for the trade name and applying these royalty rates to a revenue stream and discounting the resulting cash flows to determine fair value. The carrying amount of the asset is then compared to the fair value. If the carrying amount is greater than fair value, an impairment loss is recorded for the amount that fair value is less than the carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. For the fiscal year ended February 1, 2014, we completed a quantitative impairment test. For the fiscal year ended January 31, 2015, we completed a qualitative impairment test. Based upon the procedures described above, no impairment of trade name existed as of January 31, 2015 or February 1, 2014.

Intangible assets with determinable useful lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

We believe that impairment assessment of long-lived assets is critical to the financial statements because the recoverability of the amounts, or lack thereof, could significantly affect our results of operations. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, amount of such cash flows, and the asset’s residual value, if any. Measurement of an impairment loss, if any, requires a determination of fair value, which is based on the best information available. We use internal discounted cash flow estimates and independent appraisals as appropriate to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual identifiable cash flows are available.

Revenue recognition

We recognize retail sales in our stores at the time a customer pays and takes possession of merchandise. Net sales are presented net of returns and sales tax. We provide an allowance for estimated retail merchandise returns based on prior experience.

Stock-based compensation

Our share-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the associate’s requisite service period (generally the vesting period of the equity grant). We recognize compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model for grants of stock options. The determination of the grant date fair value is based on our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. As a result, if any of the inputs or assumptions used in the Black-Scholes model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

There are significant judgments and estimates inherent in the determination of fair value of share-based awards. These judgments and estimates include determinations of an appropriate valuation method and the selection of appropriate inputs to be used in the valuation model. The use of alternative assumptions, including expected term, volatility, risk-free interest rate and dividend yield, could cause share-based compensation to differ significantly from what has been recorded in the past. Future share-based compensation cost will increase when we grant additional equity awards. Modifications, cancellations or repurchases of awards may require us to accelerate any remaining unearned share-based compensation cost or incur additional cost.

Determination of the fair value of common stock on grant date.

Prior to the consummation of the IPO, our associates were eligible to receive awards as part of our 2012 Plan. Following the consummation of the IPO, associates are eligible to receive awards from our 2015 Plan. Our stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period, and includes an estimate of the awards which will be forfeited. Prior to the IPO, we were a private company with no active public market for our common stock. Therefore, prior to the IPO, in connection with each grant of stock options, the fair value of the common stock underlying the awards was determined by and approved by our Board with the assistance of management, which intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock. Given the absence of a public trading market for our common stock, estimating the fair value of our common stock has required complex and subjective judgments and assumptions, including:

•	valuations of our common stock at each grant date based on our actual operational and financial performance and current business conditions; and

•	the trading multiple of companies which we have deemed guideline companies based on a number of factors, including similarity to us with respect to industry, business model, and growth profile.

For the period from September 28, 2012 to March 11, 2014 the Board considered alternative valuation methodologies but determined the best indication of the fair value of our common stock was the value at which the CCMP Acquisition occurred.

Stock option grants

We granted stock options at an exercise price of $8.70 per share pursuant to our 2012 Plan and determined that the fair value of the common stock on the date of grant was $8.70 per share for the following grant dates:

Issuance date	Number of options issued
September 28, 2012	5,152,575
March 13, 2013	304,750
June 11, 2013	28,750
September 10, 2013	34,500
December 10, 2013	11,500
March 11, 2014	362,250

In assessing the reasonableness of the fair value of our common stock for the above grants, we considered the following:

•

the grants that were issued on September 28, 2012 were concurrent with the CCMP Acquisition, which occurred at a value per common stock share of $8.70, which therefore, was determined to be the fair value of the common stock for purposes of the grants

•

for the period from September 28, 2012 to March 11, 2014, no material changes had occurred to the variables impacting the fair value of our common stock that would result in a better indication of fair value than the price at which the CCMP Acquisition was completed.

On April 11, 2014, we entered into an additional term loan borrowing of $60.0 million as described above in “—Factors affecting the comparability of our results of operations—Financing transactions and payments to stockholders.” The proceeds were used for a special cash dividend to our stockholders.

Pursuant to the anti-dilutive clause in the 2012 Plan, the option exercise price for all options issued prior to the dividend date was reduced to $7.49 from $8.70.

On June 10, 2014, we granted stock options to purchase a total of 408,250 shares of common stock at an exercise price of $9.04 per share pursuant to the 2012 Plan. We determined that the fair value of the common stock on the date of grant was $9.04 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered a valuation approved by the Board (or its compensation committee) utilizing the above valuation method that indicated a valuation price of $9.04 per common share as of May 3, 2014 financial statement date.

Changes from our previous valuation were primarily due to the following:

•	multiples of our guideline public company peer group were generally higher than at the time of our previous valuation; and

•	continued growth in our last 12 months Adjusted EBITDA.

On September 9, 2014 we granted stock options to purchase a total of 86,250 shares of common stock at an exercise price of $9.99 per share pursuant to the 2012 Plan. We determined the fair value of the common stock on the date of grant was $9.99 per share. To assess the reasonableness of the fair value of our common stock on this date, we considered a valuation approved by the Board utilizing the above valuation method which indicated a valuation price of $9.99 per common share as of August 2, 2014 financial statement date.

Changes from our previous valuation were primarily due to the following:

•	multiples of our guideline public company peer group were generally higher than at the time of our previous valuation; and

•	continued growth in our last 12 months Adjusted EBITDA.

On December 9, 2014, we granted stock options to purchase a total of 63,250 shares of common stock at an exercise price of $11.62 per share pursuant to the 2012 Plan. We determined the fair value of the common stock on the date of both grants was $11.62 per share. To assess the reasonableness of the fair value of our common stock on these dates, we considered a valuation approved by the Board utilizing the above valuation method which indicated a valuation price of $11.62 per common share as of November 1, 2014 financial statement date.

Changes from our previous valuation were primarily due to the following:

•	multiples of our guideline public company peer group were generally higher than at the time of our previous valuation; and

•	continued growth in our last 12 months Adjusted EBITDA.

For valuations as a public company, our Board (or its compensation committee) will generally determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant.

On March 10, 2015, we granted stock options to purchase a total of 770,500 shares of common stock at an exercise price of $12.56 per share pursuant to the 2012 Plan. We determined the fair value of the common stock on the date of both grants was $12.56 per share. To assess the reasonableness of the fair value of our common stock on these dates, we considered a valuation approved by the Board utilizing the above valuation method which indicated a valuation price of $12.56 per common share as of January 31, 2015.

Changes from our previous valuation were primarily due t

o the following:

•	multiples of our guideline public company peer group were generally higher than at the time of our previous valuation; and

•	continued growth in our last 12 months Adjusted EBITDA.

On May 27, 2015, we amended the Term Loan and Revolving Credit Facility to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of our outstanding common stock. On May 27, 2015, we borrowed $50.0 million under the Revolving Credit Facility and the proceeds were used to pay an aggregate cash dividend of $48.8 million to holders of outstanding common stock. In addition, pursuant to the anti-dilutive clause in the 2012 Plan, the option exercise price for all options issued prior to the dividend date were reduced as follows:

Grant Date	Pre-dividend exercise price	Post-dividend exercise price
All grants on or before March 11, 2014	$7.49	$6.48
June 10, 2014	9.04	8.03
September 9, 2014	9.99	8.97
December 9, 2014	11.62	10.60
March 10, 2015	12.56	11.54

All grants presented also reflect the 115-for-1 stock split of our common stock effectuated in connection with the IPO on June 17, 2015 (the “Stock Split.”)

In connection with the IPO, we adopted the 2015 Plan pursuant to which the Board of Directors may grant stock options, restricted shares or other awards to employees, directors and consultants. The 2015 Plan allows for the issuance of up to 5,250,000 shares.

On July 15, 2015, we granted stock options to purchase a total of 576,750 shares of common stock at an exercise price of $16.00 per share pursuant to the 2015 Plan.

On September 15, 2015, we granted stock options to purchase a total of 6,250 shares of common stock at an exercise price of $18.19 per share pursuant to the 2015 Plan.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. As of January 31, 2015 and February 1, 2014, we have a net deferred tax liability of $89.1 million and $92.5 million, respectively.

We have no material accrual for uncertain tax positions or interest or penalties related to income taxes as of January 31, 2015 or February 1, 2014, and have not recognized any material uncertain tax positions or interest or penalties related to income taxes during the fiscal years ended January 31, 2015 or February 1, 2014.

Jumpstart Our Business Startups Act of 2012

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of the IPO;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which will be the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we chose to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Under the JOBS Act, our decision to opt out of the transition period for complying with the new or revised accounting standards is irrevocable.

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for us on January 29, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We have not yet determined the effect of the standard on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified balance sheet. ASU 2015-17 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2016. This update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early application is permitted as of the beginning of the interim or annual reporting period. We are currently reviewing the revised guidance and assessing the potential impact on our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our operating results are subject to risk from interest rate fluctuations on our New Credit Facilities, which carry variable interest rates. Our New Credit Facilities include a New Term Loan Facility and a New Revolving Credit Facility with advances tied to a borrowing base and which bears interest at a variable rate. Because our New Credit Facility bears interest at a variable rate, we are exposed to market risks relating to changes in interest rates. As of January 31, 2015, we had no outstanding borrowings under our Revolving Credit Facility and outstanding variable rate debt under our Term Loan Facility was $321.3 million, net of unamortized original debt issue discount of $2.8 million. As of January 30, 2016, we had no outstanding variable rate debt under our New Revolving Credit Facility and $200.0 million under our New Term Loan Facility. Based on our January 30, 2016 term loan facility balance, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest cost of approximately $2.0 million over the next 12 months. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot be assured that our results of operations and financial condition will not be materially impacted by inflation in the future.

Internal control over financial reporting

The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an on-going basis. As part of this process, we may identify specific internal controls as being deficient.

We have begun documenting and testing our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments; however, for so long as we qualify as an emerging growth company, we will not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting. We must assess the effectiveness of our internal control over financial reporting in compliance with Section 404 no later than the time we file our second annual report with the SEC as a public company.

Business

Our company

We are a highly differentiated and fast-growing, extreme value retailer of brand name merchandise at drastically reduced prices. Known for our assortment of “Good Stuff Cheap,” we offer customers a broad selection of brand name products, including housewares, food, books and stationery, bed and bath, floor coverings, toys and hardware. Our differentiated go-to market strategy is characterized by a unique, fun and engaging treasure hunt shopping experience, compelling customer value proposition and witty, humorous in-store signage and advertising campaigns. These attributes have driven our rapid growth and strong and consistent store performance.

Mark Butler, our Chairman, President and Chief Executive Officer, co-founded Ollie’s in 1982, based on the idea that “everyone in America loves a bargain.” Since opening our first store in Mechanicsburg, PA, we have expanded throughout the Eastern half of the United States. From the time Mr. Butler assumed his current position as President and Chief Executive Officer in 2003, we have grown from operating 28 stores in three states to 203 stores in 17 states as of January 30, 2016. Our no-frills, “semi-lovely” warehouse style stores average approximately 33,000 square feet and generate consistently strong financial returns across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our business model has resulted in positive financial performance during strong and weak economic cycles. Since 1998, 100% of our stores have generated positive four-wall EBITDA on a trailing 12-month basis, and prior to that, we believe all of our stores were profitable in each fiscal year since opening our first store in 1982. We believe there is opportunity for more than 950 Ollie’s locations across the United States based on internal estimates and third party research conducted by Jeff Green Partners, a retail real estate feasibility consultant that provides market analysis and strategic planning and consulting services.

Our constantly changing merchandise assortment is procured by a highly experienced merchant team, who leverage deep, long-standing relationships with hundreds of major manufacturers, wholesalers, distributors, brokers and retailers. These relationships enable our merchant team to find and select only the best buys from a broad range of brand name and closeout product offerings and to pass drastically reduced prices along to our customers. As we grow, we believe our increased scale will provide us with even greater access to brand name products because many large manufacturers favor large buyers capable of acquiring an entire deal. Our merchant team augments these deals with directly sourced products including Ollie’s own private label brands and other products exclusive to Ollie’s.

Our business model has produced consistently strong growth and financial performance. From fiscal year 2010 to fiscal year 2014:

•	Our store base expanded from 95 stores to 176 stores, a CAGR of 16.3%, and we entered 8 new states.

•	New stores opened from fiscal year 2010 to fiscal year 2013 produced average cash-on-cash returns of 61% in their first 12 months of operations.

•	Comparable store sales grew at an average rate of 1.7% per year.

•	Net sales increased from $335.7 million to $638.0 million, a CAGR of 17.0%.

•	Adjusted EBITDA increased from $43.7 million to $80.3 million, a CAGR of 16.0%.

•	Net income increased from $19.1 million to $26.9 million.

For a reconciliation of Adjusted EBITDA, a non-GAAP financial measure, to net income, see “Summary—Summary historical consolidated financial and other data.”

Our competitive strengths

We believe the following strengths differentiate us from our competitors and serve as the foundation for our current and future growth:

“Good Stuff Cheap”—Ever changing product assortment at drastically reduced prices.    Our stores offer something for everyone across a diverse range of merchandise categories at prices up to 70% below department and fancy stores and up to 20-50% below mass market retailers. Our product assortment frequently changes based on the wide variety of deals available from the hundreds of brand name suppliers we have relationships with. We augment these opportunistic deals on brand name merchandise with directly sourced unbranded products or those under our own private label brands such as Sarasota Breeze, Steelton Tools and American Way and exclusively licensed recognizable brands and celebrity names such as Magnavox, Marcus Samuelsson Signature Cookware and Kasey Kahne Car Care. Brand name and closeout merchandise represented 70% and non-closeout goods and private label products collectively represented 30% of our fiscal year 2014 merchandise purchases. Our treasure hunt shopping environment and slogan “when it’s gone, it’s gone” help to instill a “shop now” sense of urgency that encourages frequent customer visits.

Highly experienced and disciplined merchant team.    Our merchant team maintains strong, long-standing relationships with a diverse group of suppliers, allowing us to procure branded merchandise at compelling values for our customers. This team is led by five senior merchants, including Mark Butler, and has over 107 years of combined industry experience and 90 combined years of experience at Ollie’s. We have been doing business with our top 15 suppliers for an average of 12 years, and no single supplier accounted for more than 5% of our purchases during the fiscal year 2014. Our well-established relationships with our suppliers together with our scale, buying power, financial credibility and responsiveness often makes Ollie’s the first call for available deals. Our direct relationships with our suppliers have increased as we have grown and we continuously strive to broaden our supplier network. These factors provide us with increased access to goods, which enables us to be more selective in our deal-making and which we believe helps us provide compelling value and assortment of goods to our customers and fuels our continued profitable growth.

Distinctive brand and engaging shopping experience.    Our distinctive and often self-deprecating humor and highly recognizable caricatures are used in our stores, flyers, mailers, website and email campaigns. We attempt to make our customers laugh as we poke fun at ourselves and current events. We believe this approach creates a strong connection to our brand and sets us apart from other, more traditional retailers. Our “semi-

lovely” stores feature these same brand attributes together with witty signage in a warehouse format that create a fun, relaxed and engaging shopping environment. We believe that by disarming our customers by getting them to giggle a bit, they are more likely to look at and trust our products for what they are—extremely great bargains. We offer a “30-day no hard time guarantee” as a means to overcome any skepticism associated with our cheap prices and to build trust and loyalty, because if our customers are not happy, we are not happy. We welcome customers to bring back their merchandise within that timeframe for a “no hard time” full refund. We also make it easy for our customers to browse our stores by displaying our products on easily accessible fixtures and by keeping the stores clean and well-lit. We believe our humorous brand image, compelling values and welcoming stores resonate with our customers and define Ollie’s as a unique and comfortable destination shopping location.

Extremely loyal “Ollie’s Army” customer base.    Our best customers are members of our Ollie’s Army customer loyalty program, which stands at 5.7 million members as of October 31, 2015. Over 55% of our sales in fiscal year 2014 were from Ollie’s Army members, and we have consistently grown our base of loyal members at a 36.4% CAGR from fiscal year 2006 to October 2015. Ollie’s Army members spend approximately 37% more per shopping trip at Ollie’s, typically shop more frequently than non-members, and are willing to drive upwards of 25 minutes to shop at our stores. We identify our target customer as “anyone between the ages of 25-70 with a wallet or a purse” seeking a great bargain. Our consumer research supports this approach, revealing that we appeal to a broad demographic spanning a wide range of household incomes, with more than 60% of Ollie’s Army members having an average household income over $50,000.

Strong and consistent store model built for growth.    We employ a proven new store model that generates strong cash flow, consistent financial results and attractive returns on investment regardless of the economic environment. Our highly flexible real estate approach has proven successful across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our new store model targets a cash-on-cash return of 55% in the first 12 months of operations and a payback period of approximately two years. New stores opened from fiscal year 2010 to fiscal year 2013 produced average cash-on-cash returns of 61% in their first 12 months of operations. Since 2010, our new stores have generated an average of $3.9 million in net sales in their first 12 months of operations and produced an average payback period of approximately two years. We believe that our consistent store performance, recently opened distribution center in Commerce, GA and disciplined approach to site selection support the portability and predictability of our new unit growth strategy.

Highly experienced and passionate founder-led management team.    Our leadership team, directed by our co-founder, Chairman, President and Chief Executive Officer, Mark Butler, has guided our organization through its expansion and positioned us for continued growth. Mark Butler has assembled a talented and dedicated team of executives with an average of 24 years of retail experience, including an average 10 years of experience at Ollie’s. Our senior executives possess extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, store operations, supply chain management and information technology. We believe by encouraging equity ownership and fostering a strong team culture, we have aligned the interests of our employees with those of our shareholders. As a result, no member of the executive management team (any Vice President or higher classification) has ever chosen to leave Ollie’s to work for another company. We believe these factors result in a cohesive team focused on sustainable long-term growth.

Our growth strategy

We plan to continue to drive growth in sales and profitability by executing on the following strategies:

Grow our store base.    We believe our compelling value proposition and the success of our stores across a broad range of geographic regions, population densities and demographic groups creates a significant opportunity to profitably increase our store count. Our internal estimates and third party research conducted by Jeff Green Partners indicate the potential for more than 950 national locations. Our new store real estate model is flexible and focuses predominately on second generation sites ranging in size from 25,000 to 35,000 square feet. We believe there is an ample supply of suitable low-cost, second generation real estate to allow us to infill within our existing markets as well as to expand into new, contiguous geographies. This approach leverages our distribution infrastructure, field management team, store management, marketing investments and brand awareness. We expect our new store openings to be the primary driver of our continued, consistent growth in sales and profitability.

Increase our offerings of great bargains.    We will continue to enhance our supplier relationships and develop additional sources to acquire brand name and closeout products for our customers. Our strong sourcing relationships with leading major manufacturers and our purchasing scale provide us with significant opportunities to expand our ever changing assortment of brand name and closeout merchandise at extreme values. We plan to further invest in our merchandising team in order to expand and enhance our sourcing relationships and product categories, which we expect will drive shopping frequency and increase customer spending.

Leverage and expand Ollie’s Army.    We intend to recruit new Ollie’s Army members and increase their frequency of store visits and spending by enhancing our distinctive, fun and recognizable marketing programs, building brand awareness, rewarding member loyalty and utilizing more sophisticated data driven targeted marketing. We believe these strategies, coupled with a larger store base, will enable us to increase the amount of sales driven by loyal Ollie’s Army customers seeking the next great deal.

Our merchandise

Strategy

We offer a highly differentiated, constantly evolving assortment of brand name merchandise across a broad range of categories at drastically reduced prices. Our ever changing assortment of “Good Stuff Cheap” includes brand name and closeout merchandise from leading manufacturers. We augment our brand name merchandise with opportunistic purchases of unbranded goods and our own domestic and direct-import private label brands in underpenetrated categories to further enhance the assortment of products that we offer. Brand name and closeout merchandise represented 70% and non-closeout goods and private label products collectively represented 30% of our fiscal year 2014 merchandise purchases. We believe our compelling value proposition and the unique nature of our merchandise offerings have fostered our customer appeal across a variety of demographics and socioeconomic profiles.

Our warehouse format stores feature on average more than 130,000 active stock-keeping units across a broad number of categories including housewares, food, books and stationery, bed and bath, floor coverings, toys and hardware as well as other products including electronics, personal health care, candy, clothing, sporting goods, pet and lawn and garden products. We focus on buying cheap to sell cheap and source products as unique buying opportunities present themselves. Our merchandise mix is designed to combine unique and brand name bargains at extremely attractive price points. This approach results in frequently changing product assortments and localized offerings which encourage shopper frequency and a “shop now” sense of urgency as customers hunt to discover the next deal.

The common element of our dynamic merchandise selection is the consistent delivery of great deals to our customers, with products offered at prices up to 70% below department stores and fancy stores and up to 20-50% below mass market retailers. Our product price tags allow customers to compare our competitor’s price against Ollie’s price to further highlight the savings they can realize by shopping at our stores.

Product mix

Examples of our product offerings include:

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Housewares:    cooking utensils, dishes, appliances, plastic containers, cutlery, storage and garbage bags, detergents and cleaning supplies, cookware and glassware, fans and space heaters, candles, frames and giftware;

•	Food: packaged food including coffee, bottled non-carbonated beverages, salty snacks, condiments, sauces, spices, dry pasta, canned goods, cereal and cookies;

•	Books and stationery: novels, children’s, how-to, business, cooking, inspirational and coffee table books along with DVDs, greeting cards and various office supplies and party goods;

•	Bed and bath: household goods including bedding, towels, curtains and associated hardware;

•	Floor coverings: laminate flooring, commercial and residential carpeting, area rugs and floor mats;

•	Toys: dolls, action figures, puzzles, educational toys, board games and other related items;

•	Hardware: tools, shelving, storage containers and paints; and

•	Other: electronics, personal health care, candy, clothing, sporting goods, pet products, luggage, automotive, seasonal, furniture, summer furniture and lawn & garden.

The following chart shows the breakdown of our fiscal year 2014 net sales by merchandise category:

Net sales by merchandise category for fiscal year 2014

Product categories

We maintain consistent average margins across our primary product categories described below.

Brand name and closeout merchandise (70% of merchandise purchases in fiscal year 2014)

Our focus is to provide huge savings to our customers primarily through brand name products across a broad range of merchandise. Our experienced merchant team purchases deeply discounted, branded or closeout merchandise primarily from manufacturers, retailers, distributors and brokers. This merchandise includes overstocks, discontinued merchandise, package changes, cancelled orders, excess inventory and buybacks from retailers and major manufacturers.

Non-closeout goods/private label (30% of merchandise purchases in fiscal year 2014)

We augment the breadth of our brand name merchandise with non-closeout and private label merchandise. In categories where the consumer is not as brand conscious, such as home textiles, home storage and furniture, or when we may not be offering a current brand name merchandise deal, we will buy deeply discounted unbranded merchandise. These extreme value offerings are mixed in the stores with our brand name merchandise. We also have a variety of domestic and direct-import private label merchandise and exclusive products sold under brands such as Sarasota Breeze, Steelton Tools and American Way. These high quality products are developed in key categories such as housewares, are designed to create brand-like excitement and complement our brand name merchandise. We also have exclusive licenses for private label products that use recognizable celebrity names like Marcus Samuelsson, Josh Capon and Kasey Kahne, or brand names like Magnavox. We routinely evaluate the quality and condition of these private label goods to ensure that we are delivering our customer a high quality product at a great price.

Merchandise procurement and distribution

Our disciplined buying strategy and strict adherence to purchasing margins support our merchandising strategy of buying cheap to sell cheap.

Merchandising team

Our 13-member merchant team maintains strong, long-standing relationships with a diverse group of suppliers, allowing us to procure branded merchandise at compelling values for our customers. This team is led by five senior merchants, including Mark Butler, and has over 107 years of combined industry experience and 90 combined years of experience at Ollie’s. Our merchants specialize by department in order to build category expertise, in-depth knowledge and sourcing relationships. We believe our buying approach coupled with long-standing and newly formed relationships enable us to find the best deals from major manufacturers and pass drastically reduced prices along to our customers. We plan to further invest in and grow our merchandising team in order to expand and enhance our sourcing relationships and product categories, which we expect will drive shopping frequency and increase customer spending.

Merchandise procurement

We believe that our strong sourcing capabilities are the result of our tenured merchant team’s ability to leverage deep, long-standing relationships with hundreds of manufacturers, wholesalers, brokers, retailers and other suppliers. Our merchants maintain direct relationships with brand manufacturers, regularly attend more than 60 tradeshows per year and travel the world to source extreme value offerings across a broad assortment of product categories. We are an ideal partner to major manufacturers because our merchants are experienced and empowered to make quick decisions. Each opportunity is unique and our merchants negotiate directly with the supplier to lock in a particular deal. Our ability to select the most attractive opportunistic purchases from a growing number of available deals enables us to provide a wide assortment of goods to our customers at great deals.

We source from nearly 1,000 suppliers, with no single supplier accounting for more than 5% of our purchases during the fiscal year 2014. Our dedication to building strong relationships with suppliers is evidenced by a 12-year average relationship with our top 15 suppliers. As we grow, we believe our increased scale will provide us with even greater access to brand name products since many major manufacturers seek a single buyer to acquire the entire deal.

Distribution and logistics

We have made significant investments to support our store growth plan. In April 2014, we opened our second distribution center, located in Commerce, GA, to support our store operations and expansion plans in the Southeast. We distribute approximately 94% of our merchandise from our 603,000 square foot distribution center in York, PA and our 554,040 square foot distribution center in Commerce, GA that will increase annually to 962,280 square feet by November 2017. In order to minimize the amount of time our retail stores devote to inventory management, all of our merchandise is seeded with price tickets and labeled with a bar code for shipping.

Our stores generally receive shipments from our distribution centers two to three times a week, depending on the season and specific store size and sales volume. We utilize independent third party freight carriers and, on average, load and ship between 40 and 50 trucks per day. We believe our existing distribution capabilities will support our anticipated store growth of between 375 to 400 stores over the next several years.

Our stores

As of January 30, 2016, we operated 203 stores averaging approximately 33,000 square feet across 17 contiguous states in the Eastern half of the United States. Our highly flexible real estate approach has proven successful across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our business model has resulted in positive financial performance during strong and weak economic cycles. Since 1998, 100% of our stores have generated positive four-wall EBITDA on a trailing 12-month basis, and prior to that, we believe all of our stores were profitable in each fiscal year since opening our first store in 1982. We have successfully opened stores in nine new states since fiscal year 2010, highlighting the portability of our new store model. The following map shows the number of stores in each of the states in which we operated as of January 30, 2016:

Store design and layout

All of our warehouse format stores incorporate the same philosophy: no-frills, bright, “semi-lovely” stores and a fun, treasure hunt shopping experience. We present our stores as “semi-lovely” to differentiate our stores from other traditional retailers, and to minimize operating and build-out costs. Our stores also welcome our customers with vibrant and colorful caricatures together with witty signage. We attempt to make our customers laugh as we poke fun at ourselves and current events. We believe that by disarming our customers by getting them to giggle a bit, they are able to look at and trust our products for what they are—extremely great bargains.

We believe the store layout and merchandising strategy helps to instill a “shop now” sense of urgency and increase frequency of customer visits as customers never know what they might come across in our stores. We make it easy for our customers to browse our stores by displaying our frequently changing assortment of products on rolling tables, pallets and other display fixtures. Our store team leaders are responsible for maintaining our treasure hunt shopping experience, keeping the stores clean and well-lit and ensuring our customers are engaged. We believe our humorous brand image, compelling values and welcoming stores resonate with our customers and define Ollie’s as a unique and comfortable destination shopping location.

Expansion opportunities and site selection

We believe we can profitably expand our store count on a national scale to more than 950 locations based on internal estimates and third party research conducted by Jeff Green Partners. We plan to continue to expand into attractive markets in the Southeastern United States, including Florida and Mississippi. Our disciplined real estate strategy focuses on infilling existing geographies as well as expanding into contiguous markets in order to leverage our distribution infrastructure, field management team, store management, marketing investments and brand awareness.

We maintain a pipeline of real estate sites that have been approved by our real estate committee, and as of October 31, 2015, we opened 25 new stores, closed one store and had 27 leases commence during the thirty-nine weeks ended October 31, 2015. Our recent store growth is summarized in the following table:

	Thirty-nine weeks ended October 31, 2015	Fiscal year
		2014	2013
Stores open at beginning of period	176	154	131
Stores opened	25	22	23
Stores closed	1	—	—

Stores open at end of period	200	176	154

We utilize a rigorous site selection and real estate approval process in order to leverage our infrastructure, marketing investments and brand awareness. Members of our real estate team spend considerable time evaluating prospective sites before bringing a new lease proposal to our real estate committee, which is composed of senior management and executive officers. Our flexible store layout allows us to quickly take over a variety of low-cost, second generation sites including former big box retail and grocery stores. We believe there is an ample supply of suitable low-cost, second generation real estate allowing us to infill within our existing markets as well as to expand into new, contiguous geographies. By focusing on key characteristics such as proximity to the nearest Ollie’s store, ability to leverage distribution infrastructure, visibility, traffic counts, population densities of at least 50,000 people within ten miles and low rent per square foot, we have developed a new store real estate model that has consistently delivered attractive returns on invested capital.

Our strong unit growth is supported by our predictable and compelling new store model. We target a store size between 25,000 to 35,000 square feet and an average initial cash investment of approximately $1.0 million, which includes store fixtures and equipment, store-level and distribution center inventory (net of payables) and pre-opening expenses. With our relatively low investment costs and strong new store opening performance, we target new store sales of $3.7 million and a cash-on-cash return of 55% in the first 12 months of operation. New stores opened from fiscal year 2010 to fiscal year 2013 produced average cash-on-cash returns of 61% in their first 12 months of operations. Since 2010, our new stores have generated an average of $3.9 million in net sales in their first full year of operations and produced an average payback period of approximately two years. We believe that our consistent store performance, corporate infrastructure, including our recently opened second distribution center, and disciplined approach to site selection support the portability and predictability of our new unit growth strategy.

Store-level management and training

Our Senior Vice President of Store Operations oversees all store activities. Our stores are grouped into two regions, divided generally along geographic lines. We employ two regional directors, who have responsibility for the day to day operations of the stores in their region. Reporting to the regional directors are 20 district team leaders who each manage a group of stores in their markets. At the store level, the leadership team consists of a store team leader (manager), co-team leader (first level assistant manager) and assistant team leader (second level assistant manager). Supervisors oversee specific areas within each store.

Each store team leader is responsible for the daily operations of the store, including the processing of merchandise to the sales floor and the presentation of goods throughout the store. Store team leaders are trained to maintain a clean and appealing store environment for our customers. Store team leaders and co-team leaders are also responsible for the hiring, training and development of associates. While each store’s sales volume is reviewed to determine the optimal store-level staffing requirements, our typical store employs 16 to 30 associates. Part-time associates generally comprise 65% of the associates in a typical store, with the remaining 35% being full-time associates.

We work tirelessly to hire talented people, to improve our ability to assess talent during the interview process and to regularly train those individuals at Ollie’s who are responsible for interviewing candidates. We also devote substantial resources to training our new managers through our Team Leader Training Program. This program operates at designated training stores located across our footprint. It provides an in-depth review of our operations, including merchandising, policies and procedures, asset protection and safety, human resources. Part-time associates receive structured training as part of their onboarding throughout their first five scheduled shifts.

Our Ollie’s Leadership Institute (“OLI”) is a program that is used to equip associates with the ability to advance their career. Each OLI participant receives an individual development plan, designed to prepare him or her for his or her next level position. Our strong growth provides opportunities for advancement and OLI is focused on preparing eligible candidates for these positions. OLI is our preferred source for new supervisors and team leaders as “home grown” talent has proven to be successful. Since the program was implemented, our internal promotion rate has increased from 18% in 2009 to 50% in 2014. We believe our training and development programs help create a positive work environment and result in stores that operate at a high level.

Marketing and advertising

Our marketing and advertising campaigns feature colorful caricatures and witty sayings in order to make our customers laugh. We believe that by disarming our customers by getting them to giggle a bit, they are able to look at and trust our products for what they are—extremely great bargains. Our distinctive and often self-deprecating humor and highly recognizable caricatures are used in all of our stores, flyers and advertising campaigns.

We tailor our marketing mix and strategy for each market, deal or promotion. We primarily use the following forms of marketing and advertising:

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Print and direct mail: During fiscal year 2014, we distributed approximately 350 million highly recognizable flyers. Our flyers serve as the foundation of our marketing strategy and highlight current deals to create shopping urgency and drive traffic and increase frequency of store visits.

•

Radio and television: We selectively utilize creative radio and television advertising campaigns in targeted markets at certain times of the year, particularly during the holiday sales season to create brand awareness and support new store openings.

•

Sports marketing, charity and community events: We sponsor amateur and professional athletics including NASCAR, the Baltimore Orioles and the University of Maryland Terrapins as well as various local athletic programs. Additionally, we are dedicated to maintaining a visible presence in the communities in which our stores are located through the sponsorship of charitable organizations such as the Children’s Miracle Network, Cal Ripken, Sr. Foundation and the Kevin Harvick Foundation. We believe these sponsorships promote our brand, underscore our values and build a sense of community.

•

Digital marketing and social media: We maintain an active web presence and promote our brand through our website and social media outlets. We also utilize targeted email marketing to highlight our latest brand name offerings and drive traffic to our stores.

Ollie’s Army

Our customer loyalty program, Ollie’s Army, stands at 5.7 million members as of October 31, 2015 and has grown at a 36.4% CAGR from fiscal year 2006 to October 2015. In fiscal year 2014, Ollie’s Army members accounted for over 55% of net sales and spent approximately 37% more per shopping trip, on average, than non-members. Ollie’s appeals to a broad demographic, spanning a wide range of household incomes with more than 60% of Ollie’s Army members having a household income in excess of $50,000. Consistent with our marketing strategy, we engage new and existing Ollie’s Army members through the use of witty phrases and signage; examples include “Enlist in Ollie’s Army today,” “become one of the few, the cheap, the proud” and “Ollie’s Army Boot Camp…all enlistees will receive 15% off their next purchase.” Ollie’s Army members appreciate our compelling value proposition and are willing to drive upwards of 25 minutes to shop at our stores. Historically, Ollie’s Army members have demonstrated double digit redemption rates for promotional activities exclusive to Ollie’s Army members, such as our Valentine’s, Boot Camp and Buzzard 15% off mailers, as well as Ollie’s Army Night, a special annual one-day after-hours sale in December for Ollie’s Army members. We expect to continue leveraging the data gathered from our proprietary database of Ollie’s Army members to better segment and target our marketing initiatives and increase shopping frequency.

Competition

We compete with a diverse group of retailers including discount, closeout, mass merchant, department, grocery, drug, convenience, hardware, variety, online and other specialty stores.

The principal basis on which we compete against other retailers is by offering an ever changing selection of brand name products at compelling price points in an exciting shopping environment. Accordingly, we compete against a fragmented group of retailers, wholesalers and jobbers to acquire merchandise for sale in our stores.

Our established relationships with our suppliers coupled with our scale, associated buying power, financial credibility and responsiveness often makes Ollie’s the first call for available deals. Our direct relationships with suppliers have increased as we have grown, and we continuously strive to broaden our supplier network.

Trademarks and other intellectual property

We own several state and federally owned registered trademarks related to our brand, including “Ollie’s,” “Ollie’s Bargain Outlet,” “Good Stuff Cheap,” “Ollie’s Army” and “Real Brands! Real Bargains!” In addition, we maintain a trademark for the image of Ollie, the face of our company. We also own registered trademarks for many of our private labels such as “American Way,” “Steelton Tools,” “Sarasota Breeze” and “Commonwealth Classics” among others. We are also in the process of prosecuting several other trademarks, both for private label goods and to further identify our services. We enter into trademark license agreements where necessary, which may include our private label offerings, such as the Magnavox products and Marcus Samuelsson Cookware available in our stores. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration. We also own several domain names, including www.ollies.us, www.olliesbargainoutlet.com, www.olliesarmy.com, www.ollies.cheap, www.sarasotabreeze.com and www.olliesmail.com and unregistered copyrights in our website content. We attempt to obtain registration of our trademarks as practical and pursue infringement of those marks when appropriate.

Technology

Our management information systems provide a full range of business process assistance and timely information to support our merchandising team and strategy, management of multiple distribution centers, stores and operations, and financial reporting. We believe our current systems provide us with operational efficiencies, scalability, management control and timely reporting that allow us to identify and respond to merchandising and operating trends in our business. We use a combination of internal and external resources to support store point-of-sale, merchandise acquisition and distribution, inventory management, financial reporting, real estate and administrative functions. We continuously assess ways to maximize productivity and efficiency, as well as evaluate opportunities to further enhance our existing systems. Our existing systems are up-to-date and scalable to support future growth.

Government regulation

We are subject to labor and employment laws, including minimum wage requirements, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern product standards, the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

We source a portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our vendor compliance agreements mandate compliance with applicable law, including these laws and regulations.

Insurance

We maintain third-party insurance for a number of risk management activities, including workers’ compensation, general liability, commercial property, ocean marine, cyber, director and officer and employee benefit related insurance policies. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Employees

As of January 30, 2016, we employed more than 5,000 associates, approximately 2,200 of whom were full-time and approximately 2,800 of whom were part-time. Of our total associate base, approximately 125 were based at our store support center in Harrisburg, PA. Our distribution centers employ approximately 350 associates, 210 of whom were in York, PA and 140 of whom were in Commerce, GA. The remaining were store and field associates. The number of associates in a fiscal year fluctuates depending on the business needs at different times of the year. In fiscal year 2015, we employed approximately 1,400 additional seasonal associates during our peak holiday sales season. We have a long history of maintaining a culture that embraces our associates. We take pride in providing a great work environment and strong growth opportunities for our associates. None of our associates belong to a union or are party to any collective bargaining or similar agreement.

Properties

We do not own any real property and enter into leases for our retail stores, often in second generation sites ranging in size from 25,000 to 50,000 square feet. Our corporate headquarters, located in Harrisburg, PA, is approximately 28,128 square feet and is leased under an agreement that expires in October 2023, with options to renew for three successive five-year periods. Our 603,000 square foot distribution center located in York, PA is leased under an agreement that expires in March 2028 with options to renew for two successive five-year periods. During fiscal year 2014, we opened a second distribution center in Commerce, GA. This distribution center is approximately 554,040 square feet and is leased under an agreement that expires in April 2024 with options to renew for three successive five-year periods. Over the course of the next two and a half years, our lease provides that we will lease and pay for additional space in our Commerce, GA distribution center until we occupy a total of 962,280 square feet by November 2017. As of January 30, 2016, there were 203 Ollie’s Bargain Outlet locations across 17 contiguous states in the Eastern half of the United States.

We maintain a focused and disciplined approach to entering into lease arrangements. All leases are approved by our real estate committee, which is composed of senior management and executive officers. Our leases generally have an initial term of five to seven years with options to renew for three successive five-year periods and generally require us to pay a proportionate share of real estate taxes, insurance and common area or other charges.

Legal proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of our business. We cannot predict the outcome of any litigation or suit that we are a party to. However, we do not believe that an unfavorable decision of any of the current claims or legal actions against us, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

Management

Directors and executive officers

The following table sets forth the names and ages, as of the date on the cover of this prospectus, of the individuals who will serve as our executive officers and directors at the time of the offering.

Name	Age	Position

Mark Butler	57	President, Chief Executive Officer and Chairman of the Board

John Swygert	47	Executive Vice President and Chief Financial Officer

Omar Segura	53	Senior Vice President, Store Operations

Jay Stasz	48	Senior Vice President of Finance and Chief Accounting Officer

Kevin McLain	50	Senior Vice President, Merchandising

Robert Bertram	47	Vice President and General Counsel

Howard Freedman	64	Vice President, Merchandising

Douglas Cahill	56	Director

Stanley Fleishman	64	Director

Thomas Hendrickson	61	Director

Joseph Scharfenberger	43	Director

Richard Zannino	57	Director

Robert Fisch	66	Director

The following is a biographical summary of the experience of our executive officers and directors:

Executive officers

Mark Butler is one of the founding fathers of Ollie’s, having been with Ollie’s since its inception in 1982. He has been our President and Chief Executive Officer since 2003 and has been Chairman of our Board since February 2005. Prior to holding this role, Mr. Butler was our Treasurer and Secretary. Mr. Butler also serves as Chairman of the Board of Directors of the Cal Ripken, Sr. Foundation, a national nonprofit organization focused on providing opportunities for at-risk youth. Mr. Butler brings to the Board more than three decades of institutional knowledge of our company, as well as extensive knowledge of the retail industry, all of which we believe qualify him to serve as one of our directors.

John Swygert has been our Chief Financial Officer since March 2004 and has been an Executive Vice President since March 2011. Mr. Swygert has worked in discount retail as a finance professional for over 22 years. Prior to joining Ollie’s, Mr. Swygert was the Executive Vice President and Chief Financial Officer for Factory 2-U Stores, Inc., a West Coast discount retailer with operations in 13 states, from 1998 to 2004. Mr. Swygert also served as the Manager of Business Development and Financial Analysis for Petco Animal Supplies, Inc., the second largest pet supply chain in the U.S.

Omar Segura has been our Senior Vice President, Store Operations since January 2014. From April 2010 to January 2014, Mr. Segura was a Regional Vice President with Sears Holdings Corporation, where he oversaw store operations in the South Central region. Prior to his position with Sears, Mr. Segura held various positions with Kohl’s Department Stores during the period from June 2000 to April 2010, where his responsibilities included managing and leading store operations.

Jay Stasz has been our Senior Vice President of Finance and Chief Accounting Officer since November 2015. Mr. Stasz most recently served as Senior Vice President, Finance & Accounting for Sports Authority, a sporting goods retailer, a position he held since October 2013. Mr. Stasz has held numerous leadership roles at Sports Authority, including: Senior Vice President and Chief Information Officer, Senior Vice President and Controller, and Vice President Controller. Prior to joining Sports Authority in 1998, Mr. Stasz worked as an Accounting Supervisor for Total Petroleum North America Ltd. and as a Senior Accountant in the audit department with Deloitte.

Kevin McLain has been our Senior Vice President, Merchandising since May 2014. From May 2011 to May 2014, Mr. McLain was a Senior Vice President with Variety Wholesalers, where he was responsible for merchandising matters. From January 1997 to May 2011, Mr. McLain held the position of Vice President, Merchandise Manager with Anna’s Linens, a textile and home goods retailer based in Costa Mesa, California. Prior to his position with Anna’s Linens, Mr. McLain served in various managerial roles for the Target Corporation.

Robert Bertram has been our Vice President and General Counsel since April 2014. Prior to joining Ollie’s, Mr. Bertram was a practicing attorney at McNees Wallace & Nurick LLC from June 2010 to April 2014, where he began serving as our Assistant Secretary in September 2012. From March 2001 to June 2010, he was a practicing corporate attorney at Stevens & Lee. He is a Member of the Advisory Board of Open Minds, a nationally recognized management consulting firm, and was formerly on the Board of Directors of the Alumni Society of the college of Liberal Arts of Pennsylvania State University.

Howard Freedman has been our Vice President, Merchandising since October 2004. He joined Ollie’s in 2000 and has served in numerous leadership roles during this time. Mr. Freedman was previously the owner and President of Denver China & Glass and, prior to joining our Company, was President of the Retail Division at the Pfaltzgraff Company from 1987 to 1998.

Non-employee directors

Douglas Cahill has served as a director since March 2013. Mr. Cahill is a Managing Director of CCMP and a member of the firm’s Investment Committee. Prior to becoming a Managing Director of CCMP in July 2014, Mr. Cahill was an Executive Advisor to CCMP, serving in an advisory role from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and at Vanderbilt University’s Owen Graduate School of Management. Mr. Cahill is the Chairman of the Board of Directors of Jamieson Laboratories, is Chairman of the Board of Directors of The Hillman Companies, Inc. and is a member of the Board of Directors of Shoes for Crews. We believe that Mr. Cahill’s financial, investment and management expertise and his experience serving on public and private boards brings to our Board important skills and qualify him to serve as one of our directors.

Stanley Fleishman has served as a director since March 2013. Mr. Fleishman has been the Chief Executive Officer of Jetro/Restaurant Depot Group, a nationwide wholesale cash and carry food distributor, since October 1992, prior to which he held the position of Chief Financial Officer. Prior to joining Jetro/Restaurant Depot group, Mr. Fleishman was the Chief Executive Officer of Dion Foods, a South African retail chain, from 1982-1985. He holds an MBA from the Wharton School of the University of Pennsylvania. We believe that Mr. Fleishman’s broad management expertise and his knowledge of the wholesale retail industry qualify him to serve as one of our directors.

Thomas Hendrickson has served as a director since March 2015. Mr. Hendrickson was most recently the Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer for Sports Authority, a sporting goods retailer, from August 2003 until his retirement in February 2014. Prior to joining Sports Authority, Mr. Hendrickson was the Executive Vice President, Chief Financial Officer and Chief Administrative Officer for Gart Sports from January 1998 until the time of its merger with Sports Authority in August 2003. Mr. Hendrickson is currently a member of the audit committee of the Board of Directors of O’Reilly Automotive, Inc. We believe that Mr. Hendrickson’s financial, accounting, acquisition and business experience qualify him to serve as one of our directors.

Joseph Scharfenberger has served as a director since February 2015. Mr. Scharfenberger is a Managing Director of CCMP and a member of the firm’s Investment Committee. Prior to joining CCMP in December 2008, Mr. Scharfenberger worked at Bear Stearns Merchant Banking from 2003 to 2008. Prior to joining Bear Stearns Merchant Banking in July 2003, Mr. Scharfenberger worked in the private equity department at Toronto Dominion Securities from March 2000 until April 2003. He holds a B.A. from The University of Vermont. Mr. Scharfenberger currently serves on the Boards of Directors of Jamieson Laboratories, Jetro/Restaurant Depot Group, The Hillman Companies, Inc. and Shoes for Crews. We believe that Mr. Scharfenberger’s familiarity and expertise in the banking and private equity fields allow him to provide valuable insights and advice to our Board.

Richard Zannino has served as a director since September 2012. Mr. Zannino is a Managing Director of CCMP and a member of the firm’s Investment Committee. Prior to joining CCMP in 2009, Mr. Zannino was Chief Executive Officer and a member of the Board of Directors of Dow Jones & Company. Mr. Zannino joined Dow Jones as Executive Vice President and Chief Financial Officer in February 2001 and was promoted to Chief Operating Officer in July 2002 and to Chief Executive Officer and Director in February 2006. Prior to joining Dow Jones, Mr. Zannino was Executive Vice President in charge of strategy, finance, M&A, technology, and a number of operating units at Liz Claiborne. He originally joined Liz Claiborne in 1998 as Chief Financial Officer. Mr. Zannino is currently a member of the Board of Directors of Infogroup Inc., Pure Gym, Jamieson Laboratories, The Hillman Companies, Inc., Shoes for Crews, Estee Lauder and IAC/InterActiveCorp. and is a trustee of Pace University. Mr. Zannino was selected to serve on our Board due to his past leadership experience, strong finance and management background in the retail industry and his wide-ranging experience investing in and serving as a director for a diverse group of private and public companies.

Robert Fisch has served as a director since September 2015. Mr. Fisch has been the President, Chief Executive Officer and Chairman of the board of rue21, Inc. since June 2001. From February 1987 to December 1999, Mr. Fisch served as the President of Casual Corner Group, Inc. Mr. Fisch served as a member of the board of directors of The Children’s Place Retail Stores, Inc., from June 2004 until March 2013. Mr. Fisch was selected to serve on our Board due to his experience as a seasoned executive and corporate director of publicly-traded retail companies.

Board of directors

Our business and affairs are managed under the direction of our Board. Our second amended and restated certificate of incorporation provides that our Board will consist of such number of directors as may be fixed from time to time by a resolution of at least a majority of the Board then in office. Our Board is currently composed of seven directors.

Our second amended and restated certificate of incorporation provides that our Board is divided into three classes, as nearly equal in number as possible, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. The Class I directors, whose terms will expire at the first annual meeting of our stockholders, are Messrs.

Scharfenberger and Cahill. The Class II directors, whose terms will expire at the second annual meeting of our stockholders, are Messrs. Zannino, Fleishman and Fisch. The Class III directors, whose terms will expire at the third annual meeting of our stockholders, are Messrs. Butler and Hendrickson. See “Description of capital stock—Common stock—Anti-takeover provisions.”

Our executive officers and key employees serve at the discretion of our Board.

Director independence and controlled company exemption

After the consummation of this offering, CCMP will no longer continue to beneficially own common stock representing more than 50% of the voting power of our common stock eligible to vote in the election of directors. Prior to this offering, we availed ourselves of the “controlled company” exemption under the corporate governance rules of NASDAQ. Under the “controlled company” exemption, we were not required to have a majority of “independent directors” on our Board, we were not required to have a compensation committee composed entirely of “independent directors” nor were our director nominees required to be selected or recommended by the Board by a majority of the “independent directors” as defined under the rules of NASDAQ. Further, compensation for our executives was not required to be determined by a majority of “independent directors” as defined under the rules of NASDAQ. The “controlled company” exemption does not modify the independence requirements for the audit committee. NASDAQ, requires that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing. We currently are in compliance with these “phase in” provisions.

Because we will cease to be a “controlled company” under the rules of NASDAQ after this offering, our Board will take all action necessary to comply with the NASDAQ corporate governance rules, including appointing a majority of independent directors to the Board, establishing a compensation committee composed entirely of independent directors and implementing independent director oversight of director nominations, subject to a permitted “phase-in” period.

Our Board has affirmatively determined that Messrs. Cahill, Fisch, Fleishman, Hendrickson, Scharfenberger and Zannino are independent directors under the applicable rules of NASDAQ and Messrs. Fisch, Fleishman and Hendrickson are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board committees

Our Board has established an audit committee and a compensation committee. Each committee operates under a charter approved by our Board in connection with the IPO. Each committee has the composition and primary responsibilities described below. Members serve on these committees until their death, resignations or until otherwise determined by our Board. The charter of each committee will be available on our website.

Audit committee

The primary purposes of our audit committee are to assist the Board’s oversight of:

•	the integrity of our corporate accounting and financial reporting processes and financial information;

•	our systems of internal control over financial reporting and disclosure controls and procedures;

•	our processes related to risk management;

•	procedures for receipt, retention and treatment of complaints and the confidential anonymous submission by our employees regarding accounting or auditing matters;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

•	our independent registered public accounting firm’s annual audit of our financial statements and any engagement to provide other services;

•	our legal and regulatory compliance;

•	our related person transaction policy; and

•	the application of our code of ethical business conduct as established by management and the Board.

The audit committee is currently composed of Messrs. Hendrickson, Fleishman and Scharfenberger. Mr. Hendrickson will serve as chair of the audit committee. Mr. Hendrickson qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K. Our Board has affirmatively determined that Messrs. Hendrickson and Fleishman meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee is governed by a charter that complies with the rules of NASDAQ.

Compensation committee

The primary purposes of our compensation committee are to assist the Board in overseeing our management compensation policies and practices, including:

•	determining and recommending to the Board for approval the compensation of our Chief Executive Officer and our other executive officers;

•	assessing our performance management process and updates to our succession plan for our Chief Executive Officer and other key executive positions;

•	reviewing and approving incentive compensation policies and programs, and exercising discretion in the administration of those policies and programs;

•

reviewing and approving all equity and non-equity compensation, welfare, benefit and pension programs, other plans and policies related to compensation for our employees, directors and consultants and exercising discretion in the administration of those programs; and

•	preparing the annual report of the compensation committee required by the rules of the SEC to be included in our annual report and recommending to the Board the frequency of the say-on-pay vote.

Our compensation committee is currently composed of Messrs. Zannino, Cahill and Scharfenberger, each of whom our Board has affirmatively determined meets the definition of an “independent director” for the purposes of serving on the compensation committee under the applicable NASDAQ rules. Mr. Zannino will serve as chair of the compensation committee. The compensation committee is governed by a charter that complies with the rules of NASDAQ.

Compensation committee interlocks and insider participation

Prior to the consummation of the IPO, our compensation committee was composed of Messrs. Zannino, Butler and Cahill. The compensation committee is currently composed of Messrs. Zannino, Cahill and Scharfenberger. Mr. Butler serves as our President and Chief Executive Officer. No other member of the compensation committee was a former or current officer or employee of Ollie’s or any of its subsidiaries in fiscal year 2014. In addition, during fiscal year 2014, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

Code of ethical business conduct

In connection with the IPO, we updated our written code of ethical business conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. A copy of the code is posted on our corporate website, which is located at www.ollies.us. Any amendments to or waivers from our code of ethical business conduct will be disclosed on our Internet website promptly following the date of such amendment or waiver. Our Internet website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Corporate governance guidelines

Our Board has adopted corporate governance guidelines in accordance with the corporate governance rules of NASDAQ that serve as a flexible framework within which our Board and its committees operate. These guidelines cover a number of areas including the roles of our Board, size and composition of our Board, Board membership criteria and director qualifications, director responsibilities, Board agenda, Board leadership structure, meetings of independent directors, Board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of our Chief Executive Officer and management development and succession planning. A copy of our corporate governance guidelines is posted on our website. Our Internet website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Executive and director compensation

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See “Cautionary note regarding forward-looking statements.” Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

For fiscal year 2015, our named executive officers (“NEOs”) were:

•	Mark Butler, President and Chief Executive Officer;
•	John Swygert, Executive Vice President and Chief Financial Officer; and
•	Omar Segura, Senior Vice President of Store Operations.

In fiscal years 2015 and 2014, we compensated our NEOs through a combination of base salary and annual cash bonuses as well as grants of stock options under the terms of our existing 2012 Plan and 2015 Plan. Our executive officers are also eligible to receive certain benefits, which include a 401(k) plan with matching contributions, life insurance, automobile allowances, group term life insurance and group health insurance, including medical, dental and vision insurance.

The presentation of equity awards herein reflects the Stock Split.

Summary compensation table

The following table sets forth certain information for the fiscal year 2015 and fiscal year 2014 concerning the total compensation awarded to, earned by or paid to our NEOs.

Name and principal position	Year	Salary (1)	Non-equity incentive plan compensation (2)		Option awards (3)	All other compensation (4)	Total
Mark Butler	2015	$570,952	$	—(5)	$896,938	$85,588	$1,553,478
President and Chief Executive Officer	2014	$521,266		$440,261	—	$101,905	$1,063,432

John Swygert	2015	$387,741	$	—(5)	$1,379,898	$18,555	$1,786,194
Executive Vice President and Chief Financial Officer	2014	$353,067		$223,609	$396,350	$19,839	$992,865

Omar Segura	2015	$283,462	$	—(5)	$403,240	$3,807	$690,209
Senior Vice President of Store Operations	2014	$275,000		$159,500	$792,700	$112,688	$1,339,888

(1)	Represents annual salary paid pursuant to the terms of each of Mr. Butler’s, Mr. Swygert’s and Mr. Segura’s employment agreement. See “—Employment agreements.”

(2)	Represents amounts paid pursuant to the achievement of certain performance-based measures in accordance with terms of each of Mr. Butler’s, Mr. Swygert’s and Mr. Segura’s employment agreements. See “—Employment agreements.”

(3)	Represents the aggregate grant date fair value of the option awards, computed in accordance with FASB ASC Topic 718. These values have been determined based on the assumptions set forth in note 8 to our consolidated financial statements included elsewhere in this prospectus. The actual value, if any, that may be realized will depend on the excess of the stock price over the exercise price on the date any such options are exercised.

(4)	All other compensation consists of automobile allowances, group term life insurance, 401(k) matching and contributions, relocation and related travel expenses, and medical, vision and dental insurance (in each case consistent with the terms of each NEOs employment agreement described in “—Employment agreements”) as set forth in the table below:

(5)	Bonus amounts earned in fiscal year 2015 to be paid in fiscal year 2016 are not calculable as of the date of this filing as such amounts are expected to be determined in March 2016.

Name	Year	Automobile allowance	Group term life insurance	Life insurance gross-Up	401(k) matching and contributions	Relocation and related travel expenses	Medical, dental and vision insurance	Total
Mark Butler	2015	$16,404	$1,806	$63,449	$3,928	—	—	$85,588
	2014	$14,708	$1,806	$77,673	$3,675	—	$4,044	$101,905

John Swygert	2015	$12,000	$630	—	$5,925	—	—	$18,555
	2014	$12,000	$629	—	$4,368	—	$2,842	$19,839

Omar Segura	2015	$704	$966	—	$2,137	—	—	$3,807
	2014	$308	$966	—	—	$111,414	—	$112,688

Outstanding equity awards at fiscal year end

The following table sets forth certain information about outstanding equity awards held by our NEOs as of January 30, 2016.

	Option awards
Name	Option grant date		Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price (3)	Option expiration date
Mark Butler	9/28/2012	(1)	1,520,070	1,013,380	$6.48	9/28/2022
President and Chief Executive Officer	7/15/2015	(2)	—	158,750	$16.00	7/15/2025

John Swygert	9/28/2012	(1)	107,000	138,000	$6.48	9/28/2022
Executive Vice President and Chief Financial Officer	3/11/2014	(1)	23,000	92,000	$6.48	3/11/2024
	3/10/2015	(1)	—	230,000	$11.54	3/10/2025
	7/15/2015	(2)	—	58,750	$16.00	7/15/2025

Omar Segura	3/11/2014	(1)	—	184,000	$6.48	3/11/2024
Senior Vice President, Store Operations	3/10/2015	(1)	—	57,500	$11.54	3/10/2025
	7/15/2015	(2)	—	25,000	$16.00	7/15/2025

(1)	Represents options to purchase shares of common stock awarded under the 2012 plan which vest ratably over five (5) years from the grant date and which immediately vest in full upon the occurrence of a change of control of our company, provided that on the applicable vesting date the executive is still then employed by us or one of our subsidiaries.
(2)	Represents options to purchase shares of common stock awarded under the 2015 Plan which vest ratably over four (4) years from the grant date, provided that on the applicable vesting date the executive is still then employed by us or one of our subsidiaries. Any unvested options will fully vest and become exercisable upon a termination of employment without cause or a resignation for good reason upon or within twelve months following the occurrence of a change of control of our company.

(3)	Represents the per share exercise price underlying the option grant, as reduced from the original grant date exercise price of $8.70 per share in connection with our payment of a cash dividend to our shareholders in April 2014 and in May 2015.

Employment agreements

We are currently party to employment agreements with each of our NEOs. The material provisions of each such agreement are described below. For the purposes of the employment agreements, “Company EBITDA” refers to Adjusted EBITDA without any adjustments for pre-opening expenses.

Mark Butler

In September 2012, we entered into an employment agreement with Mark Butler in his capacity as our Chief Executive Officer, which we amended in July 2015 (the “2015 Butler Amendment”) as described below. The summary that follows reflects the terms of the employment agreement as amended except where otherwise noted.

The agreement has an initial term of three years and automatically renews for successive two-year terms unless earlier terminated in accordance with the termination provisions described below. Under the terms of the agreement, Mr. Butler is entitled to receive an annual base salary of $500,000, which is reevaluated annually by our compensation committee, but shall not be reduced to any amount under $500,000. In fiscal year 2015, Mr. Butler was entitled to an annual base salary of $600,000. Mr. Butler served on the compensation committee prior to the IPO, but did not participate in determinations related to his own compensation.

Mr. Butler is eligible to receive an annual cash performance bonus based on our ability to achieve certain Company EBITDA targets. If our Company EBITDA is equal to or greater than a maximum threshold for any given year, the bonus shall be 133.33% of his base salary (increasing to 200% of his base salary pursuant to the

2015 Butler Amendment); if our Company EBITDA is equal to the target Company EBITDA for a given year, the bonus shall be 66.7% of his base salary (increasing to 100% of his base salary pursuant to the 2015 Butler Amendment); and if our Company EBITDA is equal to or less than a minimum threshold for any given year, Mr. Butler will not be entitled to a bonus for that year. Our compensation committee may change the manner in which any bonus is determined or calculated with Mr. Butler’s consent pursuant to the agreement. Since Mr. Butler’s bonus is expressed as a percentage of his base salary, any increase in Mr. Butler’s base salary would result in a corresponding increase in the amount of any bonus Mr. Butler may be eligible to earn. Mr. Butler is also eligible for six weeks of paid time off per year and may participate in our benefit and welfare plans that are available to senior management. In addition, Mr. Butler is entitled to use a company car, for which we pay the fuel, cost of insurance, and maintenance and repair. Under the terms of the agreement, we will procure life insurance policies for Mr. Butler with an aggregate death benefit of $25 million, for which the annual aggregate premiums shall not exceed $100,000. In addition, pursuant to his employment agreement, Mr. Butler was granted options to purchase 2,533,484.50 shares of non-voting Class B common stock under the terms of the 2012 Plan and the form of nonqualified stock option award agreement.

The employment agreement further provides that during the term of his employment, Mr. Butler will continue to have certain rights set forth under the Stockholders Agreement as described in “Certain relationships and related party transactions—Stockholders agreement” and that Mr. Butler shall be nominated for election to our Board without additional compensation for as long as he serves as our Chief Executive Officer.

Either we or Mr. Butler may terminate the agreement at any time upon written notice as specified in the agreements and outlined below. We may terminate Mr. Butler’s employment immediately by written notice for “cause”, death or “disability”, with 90 days prior written notice of the non-renewal of his employment, or with 30 days’ prior written notice without “cause”. Mr. Butler may resign by written notice for “good reason” and with 30 days’ prior written notice without “good reason”. Under the agreement, “disability” means a physical or psychological condition that renders Mr. Butler unable to perform substantially all of the duties of his job, despite reasonable accommodation, for a continuous period of 90 days or for 180 days in any period of 365 consecutive days.

Under Mr. Butler’s employment agreement and the 2015 Butler Amendment, “good reason” means the occurrence, without Mr. Butler’s consent, of any of the following: (i) a material violation of our obligations under the agreements by us, (ii) a material reduction in his authority, excluding reductions in certain of his rights under the Stockholder’s Agreement, compensation, perquisites, position or responsibilities, other than a reduction in compensation or perquisites affecting all of our senior executives on an equal basis or (iii) a relocation of our primary business location by more than 25 miles; provided that any such event will only constitute good reason if Mr. Butler provides us with written notice of the existence of the good reason event within 90 days of the date on which he had actual knowledge of the existence of such good reason event and provided we have not cured such good reason event within 30 days of such written notice.

Under the agreement, “cause” means (i) a conviction of fraud, a serious felony, or a crime involving embezzlement, conversion of property or moral turpitude, (ii) a final non-appealable finding of a breach of any fiduciary duty owed to us or to any of our stockholders, (iii) Mr. Butler’s willful and continual neglect or failure to discharge his duties, responsibilities or obligations under any agreement between Mr. Butler and us, (iv) any habitual drunkenness or substance abuse which materially interferes with his ability to discharge his duties, responsibilities and obligations to us or (v) a material breach by Mr. Butler of any agreement between him and us; provided that, for each of clauses (ii) to (v) above, that Mr. Butler was given notice and failed to cure such breach within 30 days thereafter. We may not terminate the agreement for cause unless we provide written notice within 90 days of the date on which we had actual knowledge of the existence of such cause.

If we terminate Mr. Butler’s employment for cause or due to his disability or death, if he resigns without good reason or if he does not renew his employment, we must pay to him, in lieu of any other payments or benefits hereunder, any base salary earned but not paid through the termination date. If we terminate Mr. Butler’s employment without cause, if we do not renew his employment, or if he resigns for good reason, we must (i) pay him his base salary for the Severance Period (defined below), (ii) pay him a pro-rata portion of the bonus for the fiscal year in which such termination occurred, payable in a lump sum during the following calendar year, (iii) continue to provide him with reimbursement of term life insurance policy premiums during the Severance Period and (iv) continue to provide health, life and disability insurance benefits to the extent permitted under such plans until the earlier of (A) the expiration of the Severance Period and (B) the date that Mr. Butler commences new employment; conditioned upon Mr. Butler’s signing of a release of claims within 21 days following the termination date and not revoking such release within seven days thereafter, and further conditioned on his compliance with provisions relating to confidentiality, proprietary rights and restricted activities. Under Mr. Butler’s employment agreement, “Severance Period” is defined as the longer of (X) 24 months following the termination date and (Y) the end of his current term of employment.

Mr. Butler’s employment agreement includes confidentiality provisions as well as provisions relating to proprietary rights, non-solicitation and non-competition that apply during Mr. Butler’s employment and that extend for two years thereafter (six months thereafter with respect to proprietary rights), except if Mr. Butler is terminated without cause (other than due to death, disability or non-renewal of the employment agreement), in which case such period shall end on the termination date.

John Swygert

In September 2012, we entered into an employment agreement with John Swygert, our Chief Financial Officer, which we amended in July 2015 (the “2015 Swygert Amendment”). The summary that follows reflects the terms of the employment agreement as amended except where otherwise noted.

The agreement has an initial term of three years and automatically renews for successive two-year terms thereafter unless either we or Mr. Swygert give 90 days’ notice of non-renewal prior to the end of any term. Under the terms of the agreement, Mr. Swygert is entitled to receive an annual base salary of $325,000, which is re-evaluated annually by our compensation committee with the input of the Chief Executive Officer, but shall not be reduced to any amount under $325,000. In fiscal year 2015, Mr. Swygert was entitled to an annual base salary of $400,000.

Mr. Swygert is eligible to receive an annual cash performance bonus based on our ability to achieve certain Company EBITDA targets. If our Company EBITDA is equal to or greater than a maximum threshold for any given year, the bonus shall be 100% of his base salary (increasing to 150% of his base salary pursuant to the 2015 Swygert Amendment); if our Company EBITDA is equal to the target Company EBITDA for a given year, the bonus shall be 50% of his base salary (increasing to 75% of his base salary pursuant to the 2015 Swygert Amendment); and if our Company EBITDA is equal to or less than a minimum threshold for any given year, Mr. Swygert will not be entitled to a bonus for that year. Our compensation committee may change the manner in which any bonus is determined or calculated with Mr. Swygert’s consent pursuant to the agreement. Since Mr. Swygert’s bonus is expressed as a percentage of his base salary, any increase in Mr. Swygert’s base salary would result in a corresponding increase in the amount of any bonus Mr. Swygert may be eligible to earn. Mr. Swygert is also eligible for four weeks of paid time off per year and may participate in our benefit and welfare plans that are available to senior management. In addition, Mr. Swygert is entitled to an annual $12,000 automobile allowance. The agreement also provides for a grant of options to purchase shares of non-voting Class B common stock under the terms of the 2012 Plan and the form of nonqualified stock option award agreement.

Under Mr. Swygert’s employment agreement and the 2015 Swygert Amendment, “good reason” means the occurrence, without Mr. Swygert’s consent, of any of the following: (i) a material violation of our obligations under the agreements by us, (ii) a material reduction in his authority, compensation, perquisites, position or responsibilities, other than a reduction in compensation or perquisites affecting all of our senior executives on an equal basis or (iii) a relocation of our primary business location by more than 25 miles; provided that any such event will only constitute good reason if Mr. Swygert provides us with written notice of the existence of the good reason event within 90 days of the date on which he had actual knowledge of the existence of such good reason event and provided we have not cured such good reason event within 30 days of such written notice.

Under Mr. Swygert’s employment agreement, “cause” means (i) a conviction of fraud, a serious felony, or a crime involving embezzlement, conversion of property or moral turpitude, (ii) a final non-appealable finding of a breach of any fiduciary duty owned to us or to any of our stockholders, (iii) Mr. Swygert’s willful and continual neglect or failure to discharge his duties responsibilities or obligations under any agreement between the Executive and us, (iv) any habitual drunkenness or substance abuse which materially interferes with his ability to discharge his duties, responsibilities and obligations to us or (v) a material breach by Mr. Swygert of any agreement between him and us; provided, for each of clauses (ii) to (v) above, that Mr. Swygert was given notice and failed to cure such breach within 30 days thereafter. We may not terminate the agreement for cause unless we provide written notice within 90 days of the date on which we had actual knowledge of the existence of such cause.

If we terminate Mr. Swygert’s employment for cause or due to his disability or death, if he resigns without good reason or if he does not renew his employment, we must pay to him, in lieu of any other payments or benefits hereunder, any base salary earned but not paid through the termination date.

If we terminate Mr. Swygert’s employment without cause, if we do not renew his employment, or if he resigns for good reason, we must (i) pay him his base salary for the Severance Period (defined below), (ii) pay him a pro-rata portion of the bonus for the fiscal year in which such termination occurred, payable in a lump sum during the following calendar year, and (iii) continue to provide health, life and disability insurance benefits to the extent permitted under such plans until the earlier of (A) the expiration of the Severance Period and (B) the date that Mr. Swygert commences new employment; conditioned upon the Executive’s signing of a release of claims within 21 days following the termination date and not revoking such release within seven days thereafter, and further conditioned on Mr. Swygert’s compliance with provisions relating to confidentiality, proprietary rights and restricted activities. Under Mr. Swygert’s employment agreement, “Severance Period” is defined as the longer of (X) 24 months following the termination date and (Y) the end of his then-current term of employment.

Mr. Swygert’s employment agreement includes confidentiality provisions as well as provisions relating to proprietary rights, non-solicitation and non-competition that apply during Mr. Swygert’s employment and that extend for two years thereafter (six months thereafter with respect to proprietary rights), except if Mr. Swygert is terminated without cause (other than due to death, disability or non-renewal of the employment agreement), in which case such period shall end on the termination date.

Omar Segura

In January 2014, we entered into an employment agreement with Omar Segura, our Senior Vice President of Store Operations. The agreement shall remain in effect unless terminated by us or Mr. Segura as further described below. Under the terms of the agreement, Mr. Segura is entitled to receive an annual base salary of $275,000, which is re-evaluated annually by our compensation committee with the input of the Chief Executive Officer, but shall not be reduced to any amount under $275,000. In fiscal year 2015, Mr. Segura was entitled to an annual base salary of $285,000.

Mr. Segura is eligible to receive an annual cash performance bonus based on our ability to achieve certain Company EBITDA targets. If our Company EBITDA is equal to or greater than a maximum threshold for any given year, the bonus shall be 80% of his base salary; if our Company EBITDA is equal to the target Company EBITDA for a given year, the bonus shall be 50% of his base salary; and if our Company EBITDA is equal to or less than a minimum threshold for any given year, Mr. Segura will not be entitled to a bonus for that year. Our compensation committee may change the manner in which any bonus is determined or calculated with Mr. Segura’s consent pursuant to the agreement. Since Mr. Segura’s bonus is expressed as a percentage of his base salary, any increase in Mr. Segura’s base salary would result in a corresponding increase in the amount of any bonus Mr. Segura may be eligible to earn. Mr. Segura is also eligible for three weeks of paid time off per year and may participate in our benefit and welfare plans that are available to senior management. In addition, Mr. Segura is entitled to use a company car, for which we pay for the fuel, cost of insurance, and maintenance and repair.

In addition to an annual performance bonus, Mr. Segura was also entitled to reimbursement of his reasonable moving expenses up to $75,000 as well as reimbursement of up to $10,000 of reasonable personal travel expenses from January 6, 2014 until June 30, 2014. In addition, pursuant to his employment agreement, Mr. Segura was granted options to purchase 230,000 shares of non-voting Class B common stock under the terms of the 2012 Plan and the form of nonqualified stock option award agreement.

Either we or Mr. Segura may terminate the agreement at any time upon written notice as specified in the agreement and outlined below. We may terminate Mr. Segura’s employment immediately by written notice for “cause”, death or “disability” and with 30 days’ prior written notice without “cause”. Mr. Segura may resign by written notice for “good reason” and with 30 days’ prior written notice without “good reason”. Under the agreement, “disability” means a physical or psychological condition that renders him unable to perform substantially all of the duties of his job, despite reasonable accommodation, for a continuous period of 90 days or for 180 days in any period of 365 consecutive days.

Under Mr. Segura’s employment agreement, “good reason” means the occurrence, without Mr. Segura’s consent, of any of the following: (i) a material violation of our obligations under this agreement by us, (ii) a material reduction in Mr. Segura’s authority, compensation, perquisites, position or responsibilities, other than a reduction in compensation or perquisites affecting all of our senior executives on an equal basis or (iii) a relocation of our primary business location by more than 25 miles; provided that any such event will only constitute good reason if Mr. Segura provides us with written notice of the existence of the good reason within 30 days following the initial existence of such condition and subject to a 30 day cure period.

Under Mr. Segura’s employment agreement, “cause” means (i) a material breach by Mr. Segura of any agreement between him and us or any of our written lawful policies or his failure or refusal to substantially perform his required duties, (ii) misappropriation or theft of our funds or property, (iii) a conviction of, or plea of guilty or nolo contendere to, any fraud, misappropriation, embezzlement or similar act, felony or crime involving dishonesty or moral turpitude, (iv) any act by Mr. Segura involving willful misconduct or gross negligence or his failure to act involving material nonfeasance, (v) any act by Mr. Segura of dishonesty, violence or threat of violence (including any violation of federal securities laws) which is or could be reasonably expected to be injurious to our financial condition or business reputation, (vi) a finding by our Board that Mr. Segura breached any of his fiduciary duties to us or to any of our stockholders or (vii) any habitual drunkenness or substance abuse which materially interferes with his ability to discharge his duties, responsibilities and obligations to us.

If we terminate Mr. Segura’s employment for cause or due to his disability or death or if Mr. Segura resigns without good reason, we must pay to him, in lieu of any other payments or benefits hereunder, any base salary earned but not paid through the termination date.

If we terminate Mr. Segura’s employment without cause or if Mr. Segura resigns for good reason, we must pay him his base salary for 12 months following the termination date until the earlier of the end of the such 12 month period or the date Mr. Segura has commenced new employment; conditioned upon Mr. Segura’s signing of a release of claims within 21 days following the termination date and not revoking such release within seven days thereafter, and further conditioned on Mr. Segura’s compliance with provisions relating to confidentiality, proprietary rights and restricted activities.

Mr. Segura’s employment agreement includes confidentiality provisions as well as provisions relating to proprietary rights, non-solicitation and non-competition that apply during Mr. Segura’s employment and extend for two years thereafter (six months thereafter with respect to proprietary rights), except if Mr. Segura is terminated without cause (other than due to death, disability or non-renewal of the employment agreement), in which case such period shall end on the termination date.

Potential payments upon termination of employment or change of control

None of our NEOs is entitled to receive payments or other benefits upon termination of employment or a change of control except for the acceleration of options to purchase common stock upon a change of control (as defined in the 2012 Plan) and the severance payments and as provided in “—Employment agreements”.

Director compensation

Our directors who are employed by us or who are full-time investment professionals of CCMP did not receive any compensation for their services as members of our Board in fiscal year 2015 and will not receive any such compensation for their services, except for limited expense reimbursement as described below.

We pay our non-employee directors who are not full-time investment professionals of CCMP annual retention fees of $50,000 and $75,000 in stock options. The chair of the audit committee and the chair of the compensation committee will each receive an annual fee of $10,000 (in each case to the extent such individual is not one of our employees or a full-time investment professional of CCMP), each of which fees will be paid in quarterly installments. In addition, certain non-employee members of our Board may also participate in our 2015 Plan.

The following table sets forth the information concerning all compensation paid by the Company during fiscal year 2015 to our non-employee directors.

Name	Fees Earned(1)		Option Awards(4)	Total Compensation
Douglas Cahill	—		—	—
Stanley Fleishman	$50,000		$35,313	$85,313
Thomas Hendrickson	$55,000	(2)	$192,507	$247,507
Joseph Scharfenberger	—		—	—
Richard Zannino	—		—	—
Robert Fisch	$25,000	(3)	$36,938	$61,938

(1)	Reflects the annual cash stipend received for service on our Board during fiscal year 2015. Board members also receive limited expense reimbursement incurred in connection with their board service. Such reimbursements are not included in this table. There are no other fees earned for service on our Board.

(2)	Includes $5,000 in fees prorated for fiscal year 2015 that were earned by Mr. Hendrickson as chairman of the audit committee, which were earned in fiscal year 2015 but not paid until February 2016.

(3)	The fees earned by Mr. Fisch in fiscal year 2015 were prorated.

(4)	The amounts reported in this column represent the aggregate grant date fair value of the awards as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our financial statements included elsewhere in this prospectus.

Equity incentive plans

Our Board adopted, and our stockholders approved, the Bargain Holdings, Inc. 2012 Equity Incentive Plan (the “2012 Plan”) in September 2012. In connection with the IPO our Board adopted, and our stockholders approved, the 2015 Equity Incentive Plan (the “2015 Plan”) for equity grants. In connection with the entry into the 2015 Plan, no further equity grants were or will be made under the 2012 Plan. As of January 30, 2016, an aggregate of 6,360,825 shares of our common stock were reserved for issuance underlying outstanding stock option awards granted under the 2012 Plan. The following is a summary of certain features of the 2015 Plan. For additional information regarding the 2012 Plan and the 2015 Plan, we refer you to complete copies of the 2012 Plan and 2015 Plan which have been filed as exhibits to the registration statement of which this prospectus forms a part.

2015 Equity Incentive Plan

In connection with the IPO, we adopted a new equity incentive plan. The 2015 Plan authorizes us to grant options or other awards to our employees, directors and consultants. The 2015 Plan allows for the issuance of up to 5,250,000 shares. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the Board or the compensation committee.

Administration.    The 2015 Plan is administered by the compensation committee, or to the extent no such committee exists, another committee of the Board, comprised of no fewer than two members of the Board who are appointed by the Board to administer the plan, or the full Board. Subject to the limitations set forth in the 2015 Plan, the committee has the authority to determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, accelerate the vesting or exercisability of awards at any time, interpret the 2015 Plan and adopt sub-plans and rules for the administration, interpretation and application of the 2015 Plan.

Reservation of shares.    Subject to adjustments as described below, up to 5,250,000 shares of common stock are reserved for issuance pursuant to awards granted under the 2015 Plan. In addition, up to 2,000,000 additional shares of common stock may be issued under the 2015 Plan as a result of the forfeiture, cancellation or termination for no consideration of an award under the 2012 Plan, as described below. Any shares of common stock issued under the 2015 Plan will consist of authorized and unissued shares or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other distribution with respect to common stock, or any merger, reorganization, consolidation, combination, spin-off, stock purchase, or other similar corporate change or any other change affecting common stock (other than regular cash dividends to our shareholders), the committee or the Board shall, in the manner and to the extent it considers appropriate and equitable to the participants in the 2015 Plan and consistent with the terms of the 2015 Plan, cause adjustments to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2015 Plan, the number and kind of shares of common stock and/or other terms of the awards that are affected by the event.

Share counting.    To the extent that an award granted under the 2015 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award, settled in cash or otherwise terminated without delivery of the shares, the shares of common stock retained by or returned to us will (i) not be deemed to have been delivered under the 2015 Plan, (ii) be available for future awards under the 2015 Plan, and (iii) increase the share reserve by one share for each share that is retained by or returned to us. Shares that are (x) withheld from an award in payment of the exercise or purchase price or taxes relating to such an award or (y) not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will (i) not be deemed to have been delivered, (ii) be available for future awards under the 2015 Plan, (iii) increase the share reserve by one share for each share that is retained by or returned to us and (iv) continue to be counted as outstanding for purposes of determining whether award limits have been attained. If an award is settled in cash, the number of shares of common stock on which the award is based shall not count toward any individual share limit, but shall count against the annual cash performance award limit. Awards assumed or substituted for in a merger, consolidation, acquisition of property or stock or reorganization will not reduce the share reserve, will not be subject to or counted against the award limits under the 2015 Plan, and will not replenish the share reserve upon the occurrence of any of the events described at the beginning of this paragraph.

Eligibility.    Awards under the 2015 Plan may be granted to any of our employees, directors, consultants or other personal service providers or any of the same of our subsidiaries.

Stock options.    Stock options granted under the 2015 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option. The committee or the Board will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the committee or the Board. The maximum term of an option will be 10 years from the date of grant.

To exercise an option, the participant must pay the exercise price, subject to specified conditions, (i) in cash, or, (ii) to the extent permitted by the committee or the Board, and set forth in an award agreement or otherwise (including by a policy or resolution of the committee or the Board), (A) in shares of common stock, (B) through an open-market broker-assisted transaction, (C) by reducing the number of shares of common stock otherwise deliverable upon the exercise of the stock option, (D) by combination of any of the above methods or (E) by such other method approved by the committee or the Board, and must pay any required tax withholding amounts. Dividends shall not be paid with respect to the shares of common stock subject to stock options. Dividend equivalent rights shall be granted with respect to shares of common stock subject to stock options to the extent permitted by the committee or set forth in an award agreement. All options generally are nontransferable.

Stock appreciation rights.    A stock appreciation right may be granted either in tandem with an option (in which case, it may be granted at any time during the term of the related option) or without a related option. A stock appreciation right entitles the participant, upon settlement or exercise, to receive a payment based on the excess of the fair market value of a share of common stock on the date of settlement or exercise over the base price of the right, multiplied by the number of shares of common stock as to which the right is being settled or exercised. Stock appreciation rights may be granted on a basis that allows for the exercise of the right by the participant or that provides for the automatic payment of the right upon a specified date or event. The base price of a stock appreciation right shall not be less than 100% of the fair market value of a share of common stock on the date of grant. The committee or the Board will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of termination of service of a participant or a change in control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the committee or the Board. The maximum term of a stock appreciation right will be ten years from the date of grant. Stock appreciation rights may be payable in cash or in shares of common stock or in a combination of both. Dividends shall not be paid with respect to the shares of common stock subject to stock appreciation rights. Dividend equivalent rights shall be granted with respect to shares of common stock subject to stock appreciation rights to the extent permitted by the committee or set forth in an award agreement. All stock appreciation rights generally are nontransferable.

Restricted stock awards.    A restricted stock award represents shares of common stock that are issued subject to restrictions on transfer and vesting requirements. The vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified performance goals established by the committee. Unless otherwise set forth in an award agreement or determined by the committee at the time an award is granted, restricted stock award holders will have all of the rights of a shareholder of us during the restricted period (including the rights to vote and receive all dividends and other distributions paid or made with respect thereto). The committee may provide in an award agreement for the payment of dividends and distributions at such times as payment is made to shareholders of us generally, at the times of vesting or other payment of the restricted stock award or otherwise. All restricted stock awards are generally nontransferable.

Restricted stock units.    An award of restricted stock units, or RSUs, provides the participant the right to receive a payment based on the value of a share of common stock. RSUs may be subject to vesting requirements, restrictions and conditions to payment. RSUs may vest based solely on the continued service of the participant for a specified time period. In addition, RSUs may be denominated as performance stock units, or PSUs and may vest in whole or in part based on the attainment of specified performance goals established by the committee or the Board. RSU and PSU awards will become payable to a participant at the time or times determined by the committee or the Board and set forth in the applicable award agreement, which may be upon or following the vesting of the award. RSU and PSU awards are payable in cash or in shares of common stock or in a combination of both. A holder of an RSU will not have any of the rights of a shareholder of us until such time as the shares subject to the RSU are delivered to the holder pursuant to the terms of the applicable award agreement. RSUs and PSUs may or may not be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights will be paid at such time as determined by the committee or the Board in its discretion (including, without limitation, at the times paid to shareholders generally or at the times of vesting or payment of the RSU or PSU). Dividend equivalent rights may be subject to forfeiture under the same conditions as apply to the underlying RSUs or PSUs. All RSUs and PSUs are generally nontransferable.

Cash performance awards.    A cash performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals. The requirements for vesting may be also based upon the continued service of the participant during the performance period, and vesting may be accelerated in certain circumstances, as determined by the committee or the Board. All cash performance awards are generally nontransferable. The maximum amount of cash compensation that may be paid to a participant during any one calendar year under all cash performance awards is $15,000,000.

Performance criteria.    For purposes of cash performance awards, as well as for any other awards under the 2015 Plan intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the performance criteria will be one or any combination of the following, for us or any identified subsidiary or business unit, as determined by the committee: (a) net earnings; (b) earnings per share; (c) net debt; (d) revenue or sales growth; (e) net or operating income; (f) net operating profit; (g) return measures (including, but not limited to, return on assets, capital, equity or sales); (h) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (i) earnings before or after taxes, interest, depreciation, amortization and/or rent; (j) share price (including, but not limited to growth measures and total shareholder return); (k) expense control or loss management; (l) customer satisfaction; (m) market share; (n) economic value added; (o) working capital; (p) the formation of joint ventures or the completion of other corporate transactions; (q) gross or net profit margins; (r) revenue mix; (s) operating efficiency; (t) product diversification; (u) market penetration; (v) measurable achievement in quality, operation or compliance initiatives; (w) quarterly dividends or distributions; (x) employee retention or turnover; or (y) any combination of or a specified increase in any of the foregoing. Each of the performance criteria will be applied and interpreted in accordance with an objective formula or standard established by the committee at the time of grant of the award, including, without limitation, GAAP.

For purposes of cash performance awards and other awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the “performance goals” shall be the levels of achievement relating to the performance criteria selected by the committee for the award. The performance goals shall be written and shall be expressed as one objective formula or standard that precludes discretion to increase the amount of compensation payable that would otherwise be due upon attainment of the goal. The performance goals may be applied on an absolute basis or relative to an identified index, peer group or one or more competitors or other companies (including particular business segments or divisions of such companies), as specified by the committee.

At the time that an award is granted, the committee may provide for the performance goals or the manner in which performance will be measured against the performance goals to be adjusted in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, extraordinary and other unusual or non-recurring items and the cumulative effects of accounting or tax law changes. In addition, with respect to a participant hired or promoted following the beginning of a performance period, the committee may determine to prorate the performance goals and/or the amount of any payment in respect of such participant’s cash performance awards for the partial performance period.

Further, the committee shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that otherwise would be payable under an award. The committee shall not have discretion to increase the amount that otherwise would be payable to any participant. Following the conclusion of the performance period, for any award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the committee shall certify in writing whether the applicable performance goals have been achieved, or certify the degree of achievement, if applicable. Upon certification of the performance goals, the committee shall determine the level of vesting or amount of payment to the participant pursuant to the award, if any.

Stock awards.    A stock award represents shares of common stock. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the committee. The committee will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a shareholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Award limitations.    For purposes of complying with the requirements of Section 162(m) of the Code, the maximum number of shares of common stock that may be subject to each award type that is granted to a participant other than a non-employee director during any calendar year shall be limited as follows: (i) 2,000,000 shares of common stock subject to stock options, (ii) 2,000,000 shares of common stock subject to stock appreciation rights, (iii) 1,000,000 shares of common stock subject to restricted stock awards that vest in full or in part based on the attainment of performance goals, (iv) 750,000 shares of common stock subject to restricted stock awards that vest in full or in part based on continued employment over a stated period of time, (v) 1,000,000 shares of common stock subject to restricted stock units that vest in full or in part based on the attainment of performance goals and (vi) 750,000 shares of common stock subject to restricted stock units that vest in full or in part based on continued employment over a stated period of time.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to 750,000 shares of common stock for all such award types in the aggregate.

Effect of change in control.    Upon the occurrence of a change in control, unless otherwise specifically prohibited under applicable law, or unless otherwise provided in the applicable award agreement, the committee is authorized, but not obligated, to make adjustments in the terms and conditions of outstanding awards, including, without limitation, the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by us (if we are the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (with appropriate adjustments to the type of consideration payable upon settlement of the awards); (iii) accelerated exercisability, vesting and/or payment; and (iv) if all or substantially all of our outstanding shares of common stock transferred in exchange for cash consideration in connection with such change in control: (a) upon written notice, provide that any outstanding stock options and stock appreciation rights are exercisable during a reasonable period of time immediately prior to the scheduled consummation of the event or such other reasonable period as determined by the committee (contingent upon the consummation of the event), and at the end of such period, such stock options and stock appreciation rights will terminate to the extent not so exercised within the relevant period; and (b) cancellation of all or any portion of outstanding awards for fair value, as determined in the sole discretion of the committee.

Forfeiture.    The committee may specify in an award agreement that an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, which may include termination of service for “cause” (as defined in the 2015 Plan), violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the participant, or other similar conduct by the participant that is detrimental to our business or reputation. Unless otherwise provided by the committee and set forth in an award agreement, if (i) a participant’s service is terminated for “cause” or (ii) within one year following termination of service for any other reason, the committee determines in its discretion that, after such termination, the participant breached any of the material terms of any noncompetition, confidentiality or similar restrictive covenant agreement, such participant’s rights, payments and benefits with respect to an award shall be subject to cancellation, forfeiture and/or recoupment.

Right of recapture.    If a participant receives compensation pursuant to an award based on financial statements that are subsequently required to be restated in a way that would decrease the value of such compensation, the participant will, to the extent not otherwise prohibited by law, forfeit and repay to us the difference between what the participant received and what the participant should have received based on the accounting restatement, (i) in accordance with our compensation recovery, “clawback” or similar policy as may be in effect from time to time, or (ii) any compensation recovery, “clawback” or similar policy made applicable by law including the Dodd-Frank Act.

Tax withholding.    We have the power and the right to deduct or withhold automatically from any amount deliverable under an award or otherwise, or require a participant to remit to us, the minimum statutory amount to satisfy federal, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the 2015 Plan. With respect to required withholding, participants may elect (subject to our automatic withholding right set out above) to satisfy the withholding requirement with respect to any taxable event arising as a result of the 2015 Plan, in whole or in part, generally by the methods described in the 2015 Plan applicable to the payment of the exercise price in connection with stock option exercises or similar methods in the case of awards other than stock options.

Deferrals of payment.    The committee may in its discretion permit participants in the 2015 Plan to defer the receipt of payment of cash or delivery of shares of common stock that would otherwise be due by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an award other than a stock option or stock appreciation right.

Trading policy considerations.    Stock option exercises and other awards under the 2015 Plan shall be subject to our insider-trading-policy-related restrictions, terms and conditions to the extent established by the committee, or in accordance with policies set by the committee, from time to time.

Term, amendment and termination.    The 2015 Plan shall be effective as of the date it is adopted by the Board. The 2015 Plan shall terminate no later than the tenth anniversary of its effective date. The Board may amend, modify, suspend or terminate the 2015 Plan at any time. However, no termination or amendment of the 2015 Plan will adversely affect any award theretofore granted without the consent of the participant or the permitted transferee of the award except as otherwise provided in the 2015 Plan or determined by the committee or the Board to be necessary to comply with applicable laws. The Board may seek the approval of any amendment by our shareholders to the extent it deems necessary or advisable for purposes of compliance with Section 162(m) or Section 422 of the Code, the listing requirements of NASDAQ or any other exchange on which our common stock is listed on such date, or for any other purpose.

Stockholder approval.    The 2015 Plan will be submitted for approval by our stockholders within 12 months following the date it becomes effective. Any awards granted under the 2015 Plan prior to the date it is approved by our stockholders shall be effective as of the date of grant, but such awards may not be exercised or settled and no restrictions relating to such awards may lapse prior to the date stockholder approval is obtained. If our stockholders fail to approve the 2015 Plan, the 2015 Plan and any awards issued pursuant to the 2015 Plan shall be terminated and cancelled without consideration.

Re-Approval of Performance Criteria.    At the discretion of the Board, we may seek approval by our stockholders of the performance criteria set forth in the 2015 Plan or of any other designated performance goals and of any other provisions that the Board determines no later than the Annual General Meeting of Stockholders in the third year following the year in which the initial public offering of our common stock occurs.

Principal and selling stockholders

The following table shows the ownership of our common stock (1) immediately prior to and (2) as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our named executive officers;

•	all members of our Board and our executive officers as a group; and

•	any additional selling stockholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 58,798,290 shares of common stock outstanding as of January 30, 2016. We have based our calculation of the percentage of beneficial ownership after this offering on 59,950,790 shares of our common stock outstanding immediately after the completion of this offering, which gives effect to the Concurrent Option Exercise (see “Summary—The Offering”), but assumes no exercise of the underwriters’ option to purchase additional shares, or 1,180,959 shares of common stock from CCMP, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is 6295 Allentown Boulevard, Suite 1, Harrisburg, Pennsylvania 17112.

						Shares beneficially owned after this offering
	Shares beneficially owned before this offering					Assuming no exercise of the option to purchase additional shares		Assuming full exercise of the option to purchase additional shares
Name and address of beneficial owner	Number of shares		Percentage	Shares offered	Subject to underwriters’ option	Number of shares	Percentage	Number of shares	Percentage
5% stockholders:
CCMP	34,603,040	(1)	58.9%	5,720,563	1,180,959	28,882,477	48.2%	27,701,518	46.2%

Named executive officers and directors:
Mark Butler	14,745,070	(2)	24.5%	2,000,000	—	12,745,070	21.1%	12,745,070	21.1%
John Swygert	245,000	(3)	*	75,000	—	170,000	*	170,000	*
Omar Segura	57,500	(4)	*	—	—	57,500	*	57,500	*
Douglas Cahill	20,700	(5)	*	—	—	20,700	*	20,700	*
Thomas Hendrickson	16,016	(6)	*	—	—	16,016	*	16,016	*
Stanley Fleishman	20,700	(7)	*	—	—	20,700	*	20,700	*
Joseph Scharfenberger	—		*	—	—	—	*	—	*
Richard Zannino	—		*	—	—	—	*	—	*
Robert Fisch	5,000		*	—	—	5,000	*	5,000	*
All Board members and executive officers as a group (13 persons)	15,365,236	(8)	25.3%	—	—	13,245,236	21.8%	13,245,236	21.8%

Additional selling stockholders
Howard Freedman	184,000	(9)	*	35,000	—	149,000	*	149,000	*
Robert Bertram	19,500	(10)	*	10,000	—	9,500	*	9,500	*
Scott Feinstein	179,750	(11)	*	7,500	—	172,250	*	172,250	*
Jeff Anderson	172,500	(12)	*	25,000	—	147,500	*	147,500	*

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes 30,533,305 shares of common stock owned by CCMP Capital Investors II, L.P. (“CCMP Capital Investors”) and 4,069,735 shares of common stock owned by CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman,” and together with CCMP Capital Investors, the “CCMP Capital Funds”). The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P (“CCMP Capital Associates”). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly-owned by CCMP Capital, LLC. CCMP Capital, LLC ultimately exercises voting and dispositive power over the shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital, LLC with respect to such shares are made by a committee, the members of which are Greg Brenneman, Christopher Behrens, Douglas Cahill, Joseph Scharfenberger and Richard Zannino. Douglas Cahill, Joseph Scharfenberger and Richard Zannino are Managing Directors of CCMP. The address of each of Messrs. Cahill, Scharfenberger and Zannino and each of the entities described above is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167, except the address of CCMP Cayman is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. Each of Messrs. Cahill, Scharfenberger and Zannino disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds.

(2)	Includes 6,222,305 shares held directly by Mark Butler, 7,002,695 shares held by the Mark L. Butler 2012 DE Dynasty Trust and 1,520,070 shares underlying vested options.

(3)	Includes 199,000 shares underlying vested options or options vesting within 60 days.

(4)	Represents 57,500 shares underlying vested options or options vesting within 60 days.

(5)	Represents 20,700 shares underlying vested options or options vesting within 60 days.

(6)	Includes 6,900 shares underlying vested options or options vesting within 60 days.

(7)	Represents 20,700 shares underlying vested options or options vesting within 60 days.

(8)	Represents 2,045,620 shares underlying vested options or options vesting within 60 days.

(9)	Includes 149,500 shares underlying vested options or options vesting within 60 days.

(10)	Includes 19,500 shares underlying vested options or options vesting within 60 days.

(11)	Includes 132,250 shares underlying vested options or options vesting within 60 days.

(12)	Includes 132,250 shares underlying vested options or options vesting within 60 days.

Certain relationships and related party transactions

Set forth below is a description of certain relationships and related party transactions between us or our subsidiaries, and our directors, executive officers and holders of more than 5% of our voting securities.

Relationship with CCMP

On September 28, 2012, CCMP, together with certain members of management, acquired Ollie’s Holdings, Inc. and its sole operating subsidiary, Ollie’s Bargain Outlet, Inc. through a newly formed entity, Ollie’s Bargain Outlet Holdings, Inc. (f/k/a Bargain Holdings, Inc.).

Three of our directors, Douglas Cahill, Joseph Scharfenberger and Richard Zannino, are Managing Directors of CCMP. See “Management.”

Stock split

On June 17, 2015, we effectuated a 115-for-1 stock split of our common stock pursuant to an amendment to our Amended and Restated Certificate of Incorporation. All common stock share and common stock per share amounts for all periods presented have been adjusted retroactively to reflect the Stock Split.

Amended and restated stockholders agreement

On July 15, 2015, in connection with the IPO, we amended and restated our existing stockholders agreement, dated September 28, 2012 (as previously amended, the “Existing Agreement”) and entered into an amended and restated stockholders agreement with CCMP, Mark Butler and our management stockholders (excluding Mr. Butler, the “Management Stockholders”) (the “Amended and Restated Stockholders Agreement”), pursuant to which a number of provisions contained in the Existing Agreement (including, without limitation, provisions relating to the election of directors and certain transfer restrictions) automatically terminated. The Amended and Restated Stockholders Agreement only contains the provisions that did not terminate automatically in connection with the IPO or which the parties otherwise agreed would apply following the IPO, including the registration rights provisions described in “—Registration rights.”

Registration rights

The Amended and Restated Stockholders Agreement contains certain registration rights provisions that provide that each of CCMP, Mr. Butler, any stockholder party to the agreement holding more than 15% of our outstanding common stock or any Management Stockholder holding between 5% and 15% of our outstanding common stock are entitled to demand registrations, subject to certain exceptions. Stockholders party to the Stockholders Agreement will also have piggyback rights for public offerings. No holder may request more than two demand registrations in any 180-day period, and we will not be required to effect more than four demand registrations in any 12 month period. We also are not required to effect any registration if the anticipated gross offering price of the shares of registered securities would be less than $10 million in any offering.

Share repurchase and dividends

In May 2015, we declared a special cash dividend to holders of our common stock for an aggregate payment of $48.8 million in connection with the Recapitalization See “Summary—Our recapitalization and refinancing” and “Dividend policy.”

In April 2014, we declared a special cash dividend to holders of our common stock for an aggregate payment of $58.0 million. See “Dividend policy.”

In February 2013, we repurchased 4,999,625 shares of common stock from CCMP at an aggregate purchase price of $46.2 million.

Board compensation

Our directors who are our employees or full-time investment professionals of CCMP will receive no compensation for their service as members of our Board, except as limited to expense reimbursement. Other directors will receive compensation for their service as members of our Board as described in “Executive and director compensation—Director compensation.”

Employment agreements

We have entered into an employment agreement with each of our NEOs as well as other executive officers. See “Executive and director compensation—Employment agreements.”

Indemnification agreements

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Lease arrangements

As of October 31, 2015, we lease four of our stores and our corporate headquarters from entities in which Mark Butler, our co-founder, Chairman, President and Chief Executive Officer, or Mr. Butler’s family has a direct or indirect material interest. We lease two of our stores from Brooke Investments Co., LLC, a Pennsylvania limited liability company owned directly by Mr. Butler and his family and managed by Mr. Butler for which Brooke Investments Co., LLC receives aggregate annual lease payments of approximately $360,000. We lease one of our stores from BSA Enterprises, a Pennsylvania partnership, which is majority owned by Brooke Investments Co., LLC and which receives aggregate annual lease payments of approximately $200,000. We lease one of our stores and our corporate headquarters from MBBF L.P., a Pennsylvania limited partnership, which is managed by Mr. Butler and in which Mr. Butler has a 49.5% economic interest. MBBF L.P. receives aggregate annual lease payments from us of approximately $659,000. The leases for three stores expire in August 2018, the lease for the fourth store expires in January 2022 and the lease for our corporate headquarters expires in October 2023.

Other transactions

We previously engaged Infogroup Inc. (“Infogroup”), a CCMP portfolio company, for services including, but not limited to, data processing, data storage and marketing campaign management. In fiscal year 2014, we paid Infogroup approximately $167,750 for its services.

During the thirty-nine weeks ended October 31, 2015 we paid $0.1 million for the use of an airplane owned by Mark Butler, our Chief Executive Officer and President.

From time to time, we have and may enter into transactions for goods and services with other companies controlled by CCMP.

Policy for approval of related person transactions

Contemporaneously with the IPO, our Board adopted a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify related person transactions that exceed $120,000 individually or in the aggregate between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i) and (ii) above. The audit committee will review all such related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such related person transaction being given effect.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related person transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the related person transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

Any member of the audit committee who is a related person with respect to a related person transaction under review or is otherwise not disinterested will not be permitted to participate in the discussions or approval or ratification of the related person transaction. Our policy also includes certain exemptions for related person transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain related person transactions.

Description of certain indebtedness

New credit facilities

Our wholly-owned subsidiaries, Ollie’s Holdings, Inc. and Ollie’s Bargain Outlet, Inc., entered into a $300.0 million senior secured credit facility on January 29, 2016, comprised of a $100.0 million senior secured asset-based revolving credit facility (the “New Revolving Credit Facility”), which included a $25.0 million letter of credit and a $25.0 million swingline loan facility, and a $200.0 million senior secured term loan facility (the “New Term Loan Facility,” and collectively with the Revolving Credit Facility, the “New Credit Facilities”), with Manufacturers and Traders Trust Company as administrative agent, sole lead arranger and bookrunner, Citizens Bank of Pennsylvania as Documentation Agent and KeyBank National Association as Syndication Agent.

General

The credit agreement governing the New Credit Facilities provides that Ollie’s Holdings and Ollie’s Bargain Outlet may request increased commitments under the New Revolving Credit Facility and additional term loans or additional term facilities under the New Term Loan Facility, in each case, subject to certain conditions and in an aggregate principal amount not to exceed (x) $100.0 million, plus (y) in the case of any incremental term loans that serve to effectively extend the maturity of the Term Loan Facility, an amount equal to the reductions in the New Term Loan Facility to be replaced thereby plus (z) an additional amount, subject to compliance on a pro forma basis with a total leverage ratio (total debt to Adjusted EBITDA) of no greater than (i) prior to January 28, 2017, 3.50: 1.00 or (ii) on and after January 28, 2017, 3.25: 1.00. The effective yield for any such incremental facility under the New Term Loan Facility will be subject to a “most favored nation” pricing protection provision with a cushion of 0.50%. The incurrence of any incremental facility under the New Term Loan Facility is subject to customary conditions precedent.

Availability under the New Revolving Credit Facility is limited to a line cap, which is calculated as the lesser of (a) the aggregate amount of revolving commitments and (b) the then applicable borrowing base (the “Line Cap”). The borrowing base shall equal the sum of the following:

•	90% of eligible accounts, plus

•	90% of the net orderly liquidation value of eligible inventory, plus

•	90% of eligible credit card receivables, plus

•	the lesser of (x) 85% of the cost of the eligible letter of credit inventory and (y) $25.0 million, plus

•	the lesser of (x) 85% of the cost of the eligible in-transit inventory and (y) $10.0 million, plus

•	100% of qualified cash; minus

•	any reserves established by the administrative agent for the Revolving Credit Facility in its permitted discretion.

Interest rate and fees

The variable methods of determining interest rates for the term loans or revolving loans provided under the New Credit Facilities, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50% or the Eurodollar Rate plus 1.00%, plus the Applicable Margin. The New Credit Facilities also allow for Eurodollar Loans, plus the Applicable Margin. Under the New Credit Facilities, the Applicable Margin will vary from 0.75% to 1.25% for a Base Rate Loan and 1.75% to 2.25% for a Eurodollar Loan based on reference to the total leverage ratio. As of January 29, 2016, the interest rate on outstanding borrowings under the New Term Loan Facility was 2.25% plus the Eurodollar Rate which was not subject to a floor. As of January 30, 2016, approximately $2.5 million of letters of credit and $0.3 million of rent reserves were issued and outstanding under the New Revolving Credit Facility and $97.2 million of undrawn commitments remained available for borrowing thereunder.

Under the terms of the New Revolving Credit Facility, we can borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined, up to $100.0 million. The New Revolving Credit Facility includes a $25.0 million sub-facility for letters of credit and a $25.0 million swingline loan facility. A variable unused line fee will be charged on the average daily unused portion of the New Revolving Credit Facility of 0.375% per annum if the total leverage ratio is greater than 3.25: 1.00 or 0.250% if the total leverage ratio is less than 3.25: 1.00. A letter of credit fee will accrue on the aggregate face amount of outstanding letters of credit under the New Revolving Credit Facility equal to the interest rate margin for Eurodollar Loans under the New Revolving Credit Facility. In addition, a fronting fee will be paid to the letter of credit issuer on the aggregate face amount of outstanding standby letters of credit not to exceed 0.125% per annum, which fee shall be calculated based upon the actual number of days elapsed over a 360 day year and payable in arrears, on the first day of each quarter.

Mandatory prepayments

The New Term Loan Facility requires Ollie’s Holdings and Ollie’s Bargain Outlet to prepay, subject to certain exceptions, outstanding term loans with:

•	100% of net cash proceeds of any incurrence, issuance or sale of indebtedness, other than the net cash proceeds of indebtedness permitted under the Term Loan Facility; and

•	100% of net cash proceeds of asset sales, subject to reinvestment rights and certain other exceptions.

The New Revolving Credit Facility requires Ollie’s Holdings and Ollie’s Bargain Outlet to first prepay outstanding loans and then cash collateralize outstanding letters of credit if at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and outstanding letters of credit under the New Revolving Credit Facility exceeds the Line Cap, in an aggregate amount equal to such excess.

Optional prepayments

Ollie’s Holdings and Ollie’s Bargain Outlet may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the New Credit Facilities at any time without premium or penalty other than customary “breakage” costs with respect to Eurodollar borrowings.

Amortization and final maturity

There is no scheduled amortization under the New Revolving Credit Facility. The New Revolving Credit Facility has a maturity date of January 29, 2021. The term loans under the New Term Loan Facility mature on January 29, 2021. Ollie’s Holdings and Ollie’s Bargain Outlet are required to repay installments on the term loans in quarterly principal amounts of (i) for each payment date that occurs on or prior to January 29, 2018, $1.25 million or (ii) for each payment date that occurs after January 29, 2018, $2.50 million, with the remaining amount payable on the maturity date.

Guarantees and security

All obligations under the New Credit Facilities are unconditionally guaranteed by Bargain Parent, Inc. and certain of Ollie’s Holdings’ existing and future direct and indirect wholly-owned domestic subsidiaries. All obligations under the New Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of Ollie’s Holdings’ assets and the assets of the guarantors, including:

•

A first-priority pledge of all of Ollie’s Bargain Outlet’s capital stock directly held by Ollie’s Holdings, a first-priority pledge of all of Ollie’s Holdings’ capital stock directly held by Bargain Parent, Inc. and a first-priority pledge of all of the capital stock directly held by Ollie’s Holdings and its subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary or any “disregarded” domestic subsidiary, will be limited to 65% of the stock of such subsidiary); and

•	A first-priority security interest in substantially all of Ollie’s Holdings’ and the guarantors’ tangible and intangible assets, including certain deposit accounts.

Certain covenants and events of default

The New Credit Facilities contain a number of restrictive covenants that, among other things and subject to certain exceptions, restrict Ollie’s Bargain Outlet’s and Ollie’s Holdings’ ability and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock;

•	make investments, acquisitions, loans and advances;

•	create negative pledge or restrictions on the payment of dividends or payment of other amounts owed to us from our subsidiaries;

•	engage in transactions with our affiliates;

•	sell, transfer or otherwise dispose of our assets, including capital stock of our subsidiaries;

•	materially alter the business we conduct;

•	modify material debt documents and certain other material documents;

•	change our fiscal year;

•	merge or consolidate;

•	enter into any sale and lease-back transactions;

•	incur liens; and

•	make payments on material subordinated or other debt.

In addition, we will be subject to a consolidated fixed charge coverage ratio test of at least 1.1 to 1.0, tested quarterly. We will also be subject to a total leverage ratio test of (i) for the period ending January 30, 2016 to October 29, 2016, 4.00: 1.00 and (i) for the period ending January 28, 2017 and thereafter, 3.50: 1.00.

The New Credit Facilities also contain certain customary representations and warranties, affirmative covenants and reporting obligations. In addition, the lenders under the New Credit Facilities will be permitted to accelerate the loans and terminate commitments thereunder or exercise other specified remedies available to secured creditors upon the occurrence of certain events of default, subject to certain grace periods and exceptions, which will include, among others, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain material indebtedness, certain events of bankruptcy and insolvency, certain pension plan related events, material judgments and any change of control.

Description of capital stock

The following is a description of (i) the material terms of our second amended and restated certificate of incorporation and amended and restated bylaws and (ii) certain applicable provisions of Delaware law. We refer you to our second amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized capitalization

Our authorized capital stock consists of 500,000,000 shares of authorized common stock, par value $0.001 per share and 50,000,000 shares of authorized preferred stock, par value $0.001 per share. As of January 30, 2016, 58,798,290 shares of common stock will be outstanding and no shares of preferred stock will be issued and outstanding.

Common stock

Holders of our common stock are entitled to the rights set forth below.

Voting rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise required by law, and subject to the terms of any one or more series or classes of preferred stock, from and after the time that CCMP and Mark Butler, together with their respective affiliates, collectively, beneficially own less than 50.1% of the then outstanding shares of our common stock, then any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting by such stockholders, unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Dividend rights

Holders of our common stock are entitled to receive dividends or other distributions when and if, declared by our Board out of assets or funds legally available therefor, and will share equally in any dividend, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions or prior rights on the payment of dividends imposed by the terms of any outstanding preferred stock or any other classes or series of stock at the time outstanding having prior rights as to dividends or other distributions.

Liquidation rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably and proportionally in our remaining assets that are legally available for distribution to stockholders after payment of liabilities, subject to the prior rights of our creditors and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of our affairs. In any such case, we must pay the applicable distribution to the creditors and/or holders of our preferred stock before we may pay distributions to the holders of our common stock.

Registration rights

Our existing stockholders have certain registration rights with respect to our common stock pursuant to an amended and restated stockholders agreement. See “Certain relationships and related party transactions—Registration rights.”

Other rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up, subject to the prior rights of our creditors and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of our affairs. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the designation and number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Classified board

Our second amended and restated certificate of incorporation provides that our Board will consist of such number of directors as may be fixed from time to time by a resolution of at least a majority of the Board then in office and that our Board will be divided into three classes, as nearly equal in number as possible, with one class being elected at each annual meeting of stockholders. Our Board is currently composed of seven directors. Each director will serve a three-year term, with termination staggered according to class. The Class I directors, whose terms will expire at the first annual meeting of our stockholders, are Joseph Scharfenberger and Douglas Cahill. The Class II directors, whose terms will expire at the second annual meeting of our stockholders, are Richard Zannino, Stanley Fleishman and Robert Fisch. The Class III directors, whose terms will expire at the third annual meeting of our stockholders, are Mark Butler and Thomas Hendrickson.

Our second amended and restated certificate provides that, subject to the terms of any one or more series or classes of preferred stock, directors may only be removed for cause by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors.

The classification of our Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Anti-takeover provisions

Our second amended and restated certificate of incorporation and second amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management, including:

•	authorize our Board to issue, without further action by the stockholders, any number of undesignated preferred stock;

•	subject to certain exceptions, require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•

specify that special meetings of our stockholders can be called only by a majority of our Board, upon the request of our Chief Executive Officer or the Chairperson of the Board, and by CCMP for as long as, and only if, CCMP and Mr. Butler and their affiliates collectively, beneficially own at least 50.1% of the voting power of the then outstanding shares of our common stock;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

•	establish that our Board is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting of stockholders in the election of directors; and

•	provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director.

We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Requirements for advance notification of stockholder meetings, nominations and proposals

Our second amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or upon the request of our Chief Executive Officer or the Chairperson of the Board, and by CCMP for as long as, and only if, CCMP and Mr. Butler and their affiliates collectively, beneficially own at least 50.1% of the voting power of the then outstanding shares of our common stock. Our second amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our second amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter, including the nomination of a director, to be “properly brought” before a meeting, a stockholder will have to comply with the advance notice requirements. Our amended and restated bylaws allow the Chairperson of the Board or, in his or her absence, the company secretary at a meeting of the stockholders to have the power and duty to determine whether a nomination or any business proposed was in compliance with the advance notice procedures and to preclude the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No stockholder action by written consent

Subject to the terms of any one or more series or classes of preferred stock, from and after the time that CCMP and Mark Butler, together with their respective affiliates, collectively beneficially own less than 50.1% of the then outstanding shares of our common stock, then any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by any written consent in lieu of a meeting by such stockholders, unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Section 203 of the DGCL

Our second amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us, until the moment in time, if ever, immediately following the time at which both of the following conditions exist: (i) Section 203 by its terms would, but for the terms of our second amended and restated certificate of incorporation, apply to us and (ii) there occurs a transaction following the consummation of which CCMP and its affiliates collectively no longer owns at least 5% of our then outstanding common stock entitled to vote. Our second amended and restated certificate of incorporation provides that, at such time, we will automatically become subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to bylaws and certificate of incorporation

Our second amended and restated certificate of incorporation may be amended in any manner prescribed by Delaware law. However, any amendments (i) related to provisions in the amended and restated certificate of incorporation regarding the classification of the Board, the removal of directors, director vacancies, stockholder action by written consent, special meetings of the stockholders, amendments to the second amended and restated bylaws, forum selection for certain lawsuits and the amendment provisions, must be approved by at least 66 2/3% of the outstanding shares entitled to vote on such amendment and (ii) related to corporate opportunities and opting out of Section 203 of the DGCL, must be approved in advance by CCMP, for so long as CCMP and its affiliates collectively beneficially own shares of our stock representing at least 10% of our then outstanding shares entitled to vote generally in the election of directors. Our amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the second amended and restated bylaws, without further stockholder action or (y) by the affirmative vote of at least 66 2/3% of the outstanding shares of our common stock entitled to vote generally on the election of directors voting as a single class, without further action by our Board.

Limitations on liability and indemnification of officers and directors

Our second amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive forum

Our second amended and restated certificate of incorporation provides that unless we consent in writing to the selection of another forum, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate opportunities

Our second amended and restated certificate of incorporation provides that none of our directors or officers have any obligation to offer us an opportunity to participate in business opportunities presented to CCMP even if the opportunity is one that we might reasonably have pursued and that, to the extent permitted by law, CCMP will not be liable to us or our subsidiaries for breach of any duty by reason of any such activities.

Listing

Our common stock is listed on NASDAQ under the symbol “OLLI.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC .

Shares eligible for future sale

Sale of restricted securities

As of January 30, 2016, we have 58,798,290 shares of our common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 of the Securities Act) may generally only be sold in compliance with Rule 144, which is described below. As of January 30, 2016, 48,188,656 shares of our common stock (excluding shares underlying stock options) held by our existing stockholders were “restricted securities” under the Securities Act without giving effect to this offering.

Lock-up arrangements and registration rights

In connection with this offering, we, each of our directors, executive officers and the selling stockholders have entered into lock-up agreements described under “Underwriting” that restrict the sale of our securities for up to 90 days after the date of this prospectus, subject to certain exceptions, including for certain directors and executive officers who are not selling stockholders to sell up to an aggregate of 100,000 shares in all cases subject to our insider trading policy.

Following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See “Certain relationships and related party transactions—Registration rights.” If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Following this offering, 42,447,463 shares of our common stock (including shares underlying vested stock options during the lock-up period) held by existing stockholders are subject to the lock-up arrangements and exceptions described above.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock then outstanding which will equal approximately 57,124 shares of common stock immediately after completion of this offering; or

•	the average weekly reported trading volume of our common stock on NASDAQ for the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are proposed to be sold and are restricted securities (including the holding period of any prior owner other than an affiliate), will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities (including the holding period of any prior owner other than an affiliate), will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of affecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Equity Compensation Plan

On July 15, 2015, we filed a registration statement on Form S-8 under the Securities Act to register 5,250,000 shares of our common stock to be issued or reserved for issuance under the 2015 Equity Incentive Plan and 6,747,625 shares of our common stock to be issued or reserved for issuance under the 2012 Equity Incentive Plan, each referred to under “Executive and Director Compensation.” Shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Material U.S. federal income and estate tax considerations for non-U.S. holders

The following is a discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock issued pursuant to this offering that may be relevant to you if you are a non-U.S. Holder (as defined below), and is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to apply a mark-to-market method of tax accounting, entities that are treated as partnerships for U.S. federal income tax purposes (and investors in such entities), “controlled foreign corporations,” “passive foreign investment companies,” “qualified foreign pension funds,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction or other integrated investment or common stock received as compensation. In addition, this discussion does not address the Medicare tax on certain investment income, any state, local or foreign tax laws or any U.S. federal tax law other than U.S. federal income and estate tax law (such as gift tax laws). We have not sought and will not seek any rulings from the Internal Revenue Service regarding the matters discussed below.

There can be no assurance that the Internal Revenue Service will not take positions concerning the purchase, ownership and disposition of our common stock that are different from that discussed below.

As used in this discussion, the term “non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Department regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If you are an individual, you may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (1) for at least 183 days during the calendar year, or (2) for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of (2), all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. You are also a resident alien if you are a lawful permanent resident of the United States (i.e., a “green card” holder). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

EACH PROSPECTIVE PURCHASER OF OUR COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION, IN LIGHT OF THE PROSPECTIVE PURCHASER’S PARTICULAR CIRCUMSTANCES.

U.S. trade or business income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the non-U.S. Holder’s conduct of a U.S. trade or business, and

•

in the case a treaty applies, attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the United States within the meaning of such treaty.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Distributions on common stock

We do not anticipate making any distributions on our common stock. See “Dividend policy.” If distributions (other than certain stock distributions) are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, such excess will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s tax basis in our common stock. Any remainder will constitute gain from the sale or exchange of our common stock (as described in “—Disposition of common stock” below). If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate as may be specified by an applicable income tax treaty (unless the dividends are considered U.S. trade or business income, as discussed below). To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, W-8BEN-E or other applicable form, claiming an exemption from or reduction in withholding tax under the applicable tax treaty. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If dividends are considered U.S. trade or business income, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates and potential branch profits tax (as described in “—U.S. trade or business income” above) but will not be subject to withholding tax, provided a properly executed Internal Revenue Service Form W-8ECI, or other applicable form, is filed with the payor. Such form must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced withholding rate under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8BEN, W-8BEN-E or other applicable form to claim income tax treaty benefits, or Internal Revenue Service Form W-8ECI or other applicable form, both as discussed above, you also may be required to provide your U.S. taxpayer identification number.

If you are eligible for a reduced rate of U.S. withholding tax with respect to a distribution on our common stock, you may obtain a refund from the Internal Revenue Service of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of common stock

Subject to the discussion below under “—Information reporting and backup withholding tax” and “—Other withholding requirements,” as a non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale or other disposition of common stock unless:

•	the gain is U.S. trade or business income;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

•

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. Holder’s holding period for our common stock.

If you are a non-U.S. Holder with gain described in the first bullet above, you generally will be subject to tax as described in “—U.S. trade or business income.” If you are a non-U.S. Holder described in the second bullet above, you generally will be subject to a flat tax at a 30% rate (or lower applicable treaty rate) on the gain, which may be offset by certain U.S. source capital losses.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide property interests and (b) its other assets used or held for use in a trade or business. We believe that we are not currently, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we will not become a USRPHC.

The tax relating to stock in a USRPHC does not apply to a non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market for U.S. federal income tax purposes.

No assurance can be given that we will not be a USRPHC or that our common stock will be considered regularly traded on an established securities market when a non-U.S. Holder disposes of shares of our common stock. Non-U.S. Holders are urged to consult with their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal estate tax

Individuals who are not citizens or residents of the United States (as defined for U.S. federal estate tax purposes), or an entity the property of which is includable in an individual’s gross estate for U.S. federal estate tax purposes, should note that common stock held at the time of such individual’s death will be included in such individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock unless you certify to the payor your non-U.S. status. Dividends subject to withholding of U.S. federal income tax as described above in “—Distributions on common stock” would not be subject to backup withholding.

The payment of proceeds of a sale of common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person or has certain enumerated relationships with the United States, backup withholding will not apply (unless the broker has actual knowledge that you are a U.S. person) but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

Other withholding requirements

Under an information reporting regime commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, a 30% U.S. federal withholding tax generally will be imposed on dividends paid by U.S. issuers, and on the gross proceeds from the disposition of stock of U.S. issuers, paid to or through a “foreign financial institution” (as specially defined under these rules), unless such institution (i) enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or (ii) is deemed compliant with, or otherwise exempt from, FATCA. In certain circumstances, the information may be provided to local tax authorities pursuant to intergovernmental agreements between the United States and a foreign country. FATCA also generally imposes a U.S. federal withholding tax of 30% on the same types of payments to or through a non-financial foreign entity unless such entity (i) provides the withholding agent with a certification that it does not have any substantial U.S. owners (as defined under these rules) or a certification identifying the direct and indirect substantial U.S. owners of the entity or (ii) is deemed compliant with, or otherwise excepted from, FATCA. FATCA would apply to any dividends paid on our common stock, and to the gross proceeds from the sale or other disposition of our common stock after December 31, 2018. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes. Intergovernmental agreements and laws adopted thereunder may modify or supplement the rules under FATCA. You should consult your tax advisor regarding the possible implications of FATCA on your investment in our common stock.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, the “Representatives”) are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Name	Number of shares
J.P. Morgan Securities LLC	2,165,092
Jefferies LLC	2,165,092
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,338,421
Credit Suisse Securities (USA) LLC	787,306
Piper Jaffray & Co.	787,306
RBC Capital Markets, LLC	393,654
KeyBanc Capital Markets Inc.	236,192

Total	7,873,063

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.5629 per share. After this offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to purchase additional shares

The underwriters have an option to buy up to 1,180,959 additional shares of common stock from CCMP. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option from CCMP, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting discounts and expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $0.9381 per share. The following table shows the per share and total underwriting discounts and commissions to be paid by the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from CCMP.

	Without option exercise	With full option exercise
Per share	$0.9381	$0.9381
Total	$7,385,720.40	$8,493,578.04

Pursuant to the Amended and Restated Stockholders Agreement, we will pay certain expenses (other than underwriting discounts and commissions of the selling stockholders) in connection with this offering. We estimate the total expenses of this offering, including registration, filing and printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.6 million. We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $25,000 in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such reimbursement is deemed to be underwriting compensation by FINRA.

Lock-up

We have agreed that, subject to certain exceptions, we will not:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the Representatives, for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our equity incentive plans.

Our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of the Representatives.

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition; or

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of any shares of our common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The foregoing shall not apply to (A) the shares of common stock to be sold by the selling stockholders in this offering, (B) transactions relating to shares of common stock or other securities that may be purchased in open market transactions after the completion of this offering, (C) the exercise of stock options, including through a “net” or “cashless” exercise, granted pursuant to any of our equity incentive plans in effect at the time of this offering, provided that the foregoing paragraph shall apply to any securities issued upon such exercise, (D) forfeitures of shares of common stock to us during the 90-day period referred to above to satisfy tax withholding requirements upon the vesting of equity-based awards granted under an equity incentive plan in effect at the time of this offering, (E) transfers of shares of common stock as a bona fide gift or gifts, (F) distributions or transfers of shares of common stock to subsidiaries, limited or general partners, members, stockholders or affiliates of the selling stockholders, (G) transfers of shares of common stock to any immediate family member, trusts for the direct or indirect benefit of the selling stockholders or the immediate family members of the selling stockholders or any of their successors upon death, or any partnerships or limited liability company, the partners or members of which consist of such selling stockholder and/or immediate family members or other dependent of the selling stockholder, and in each case such transfer does not involve a disposition for value, or (H) transfers of shares of common stock by operation of law pursuant to a qualified domestic order or upon death by will or intestacy; provided that in the case of any transfer or distribution pursuant to clauses (E) through (H) above, each donee, distributee or transferee shall execute and deliver to the Representatives a lock-up agreement; provided, further, that in the case of any transfer or distribution pursuant to clauses (B) and (E) through (H) above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above) or other public announcement reporting a reduction in beneficial ownership of common stock shall be required or shall be made voluntarily in connection with such transfer or distribution; and provided, further, that in the case of any transfer pursuant to clauses (C) or (D) above, if such selling stockholder is required to make a filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the 90-day period referred to above, the selling stockholder shall include a statement in such report to the effect that the purpose of such transfer was to cover tax obligations of the selling stockholder in connection with such exercise. In addition, the foregoing paragraph shall not apply to the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day period referred to above and no filing under the Exchange Act (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above) or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such plan until after the expiration of the 90-day restricted period. The foregoing shall also not apply to the sale of up to an aggregate of 100,000 shares held by certain directors and executive officers who are not selling stockholders, in all cases subject to our insider trading policy.

Listing

Our common stock is listed on NASDAQ under the trading symbol “OLLI.”

Price stabilization and short positions

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of increasing or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

Neither we nor the underwriters can assure investors that the shares will trade in the public market at or above the public offering price listed on the cover of this prospectus.

In addition, in connection with this offering certain of the underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of securities under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

“WARNING

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.”

Notice to prospective investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Other relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of Jefferies LLC acted as the administrative agent and lender under our Term Loan Facility and affiliates of Jefferies LLC and KeyBanc Capital Markets Inc. acted as lead arrangers and bookrunners for our Senior Secured Credit Facilities. Further, an affiliate of KeyBanc Capital Markets Inc. acted as a lender under our Revolving Credit Facility. The credit agreements governing these Senior Secured Credit Facilities were terminated in connection with the Refinancing. In addition, an affiliate of KeyBanc Capital Markets Inc. acts as syndication agent under our New Credit Facilities.

Legal matters

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. The validity of the shares of common stock offered hereby will be passed upon behalf of the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements of Ollie’s Bargain Outlet Holdings, Inc. as of January 31, 2015 and February 1, 2014, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

We are subject to the information and periodic reporting requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Ollie’s Bargain Outlet Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries as of January 31, 2015 and February 1, 2014, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the fiscal years in the two-year period ended January 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries as of January 31, 2015 and February 1, 2014, and the results of their operations and their cash flows for each of the fiscal years in the two-year period ended January 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 10, 2015, except as to Note 1(z)

and Schedule I, which is as of June 17, 2015

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Consolidated balance sheets

(in thousands, except share and per share amounts)	January 31, 2015	February 1, 2014

Assets

Current assets:
Cash	$21,952	$12,166
Inventories	169,872	146,218
Accounts receivable	318	339
Deferred income taxes	4,166	1,925
Prepaid expenses and other assets	1,969	4,484

Total current assets	198,277	165,132

Property and equipment, net	33,926	27,935
Goodwill	444,850	444,850
Tradename and other intangible assets, net	233,625	234,359
Other assets	6,453	7,002

Total assets	$917,131	$879,278

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$7,794	$7,012
Accounts payable	50,498	37,364
Income taxes payable	4,702	7,032
Accrued expenses	27,640	25,477

Total current liabilities	90,634	76,885

Long-term debt	313,493	261,467
Deferred income taxes	93,256	94,434
Other long-term liabilities	2,913	2,353

Total liabilities	500,296	435,139

Stockholders’ equity:
Common stock:
Class A–85,000,000 shares authorized at $0.001 par value; 48,203,515 shares issued at January 31, 2015 and February 1, 2014, respectively	48	48
Class B–8,750,000 shares authorized at $0.001 par value; no shares issued	—	—
Additional paid-in capital	393,078	423,668
Retained earnings	23,738	20,423
Treasury–class A common stock, at cost; 2,875 and 0 shares at January 31, 2015 and February 1, 2014, respectively	(29)	—

Total stockholders’ equity	416,835	444,139

Total liabilities and stockholders’ equity	$917,131	$879,278

See accompanying notes to the consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Consolidated statements of income

	Fiscal year ended
(in thousands, except share and per share amounts)	January 31, 2015	February 1, 2014
Net sales	$637,975	$540,718
Cost of sales	384,465	323,908

Gross profit	253,510	216,810
Selling, general and administrative expenses	178,832	153,807
Depreciation and amortization expenses	6,987	8,011
Pre-opening expenses	4,910	4,833

Operating income	62,781	50,159
Interest expense, net	19,103	19,341

Income before income taxes	43,678	30,818
Income tax expense	16,763	11,277

Net income	$26,915	$19,541

Earnings per common share:
Basic	$0.56	$0.40
Diluted	$0.55	$0.40

Weighted average common shares outstanding:
Basic	48,202,480	48,519,420
Diluted	48,609,350	48,519,420

Unaudited pro forma net income per common share (see note 1aa):
Basic	$0.51
Diluted	$0.50

Unaudited pro forma weighted average common shares outstanding (see note 1aa):
Basic	53,223,830
Diluted	53,630,700

See accompanying notes to the consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Consolidated statements of stockholders’ equity

	Common stock–class A		Treasury stock–class A		Additional paid-in capital	Retained earnings	Total stockholders’ equity
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount
Balance as of February 2, 2013	53,203,140	$53	—	—	$463,698	$3,605	$467,356
Repurchase of common stock	(4,999,625)	(5)	—	—	(43,470)	(2,723)	(46,198)
Stock-based compensation expense	—	—	—	—	3,440	—	3,440
Net income	—	—	—	—	—	19,541	19,541

Balance as of February 1, 2014	48,203,515	48	—	—	423,668	20,423	444,139
Purchase of treasury stock	—	—	(2,875)	(29)	—	—	(29)
Stock-based compensation expense	—	—	—	—	3,761	—	3,761
Dividend paid ($1.20 per share)	—	—	—	—	(34,351)	(23,600)	(57,951)
Net income	—	—	—	—	—	26,915	26,915

Balance as of January 31, 2015	48,203,515	$48	(2,875)	$(29)	$393,078	$23,738	$416,835

See accompanying notes to the consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Consolidated statements of cash flows

	Fiscal year ended
(in thousands)	January 31, 2015	February 1, 2014

Cash flows from operating activities:
Net income	$26,915	$19,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	8,051	8,104
Amortization and write-off of debt issuance costs	1,893	2,483
Amortization and write-off of original issue discount	828	1,411
Amortization of intangibles	734	1,387
Gain on disposal of assets	(14)	(28)
Deferred income tax benefit	(3,419)	(3,213)
Deferred rent expense	1,144	1,268
Stock-based compensation expense	3,761	3,440
Changes in operating assets and liabilities:
Inventories	(23,654)	(20,598)
Accounts receivable	21	(62)
Prepaid expenses and other assets	3,220	(446)
Accounts payable	13,113	321
Income taxes payable	(2,330)	3,425
Accrued expenses and other liabilities	1,579	2,680

Net cash provided by operating activities	31,842	19,713

Cash flows from investing activities:
Purchases of property and equipment	(14,110)	(9,597)
Proceeds from sale of property and equipment	103	43

Net cash used in investing activities	(14,007)	(9,554)

Cash flows from financing activities:
Borrowings on revolving credit facility	674,457	471,891
Repayments on revolving credit facility	(674,457)	(471,891)
Borrowings on term loan	59,592	47,756
Repayments on term loan	(7,612)	(2,750)
Payment of debt issuance costs	(2,049)	(1,401)
Payment of dividend	(57,951)	—
Purchase of treasury stock	(29)	—
Repurchase of common stock	—	(46,198)

Net cash used in financing activities	(8,049)	(2,593)

Net increase in cash	9,786	7,566
Cash at the beginning of the period	12,166	4,600

Cash at the end of the period	$21,952	$12,166

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$19,867	$13,355
Income taxes	$22,703	$11,096

See accompanying notes to the consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

(1) Organization and summary of significant accounting policies

(a) Description of business

On September 28, 2012, Ollie’s Bargain Outlet Holdings, Inc. (formerly known as Bargain Holdings, Inc.) acquired Bargain Parent, Inc and its subsidiary Ollie’s Holdings, Inc. and its sole operating subsidiary, Ollie’s Bargain Outlet, Inc. for $700.0 million in cash. The acquisition was financed through approximately $462.6 million in equity investment and approximately $250.0 million in various debt financing and Bargain Holdings, Inc. was formed to complete the acquisition by its majority shareholder, CCMP Capital Advisors, LLC and affiliates.

On March 23, 2015, Bargain Holdings, Inc. changed its name to Ollie’s Bargain Outlet Holdings, Inc. All references within the financial statements and notes have been updated to refer to Ollie’s Bargain Outlet Holdings, Inc. for all periods presented. Ollie’s Bargain Outlet Holdings, Inc., operates through its sole operating subsidiary, Ollie’s Bargain Outlet, Inc., a chain of retail stores that offer brand name products at deeply discounted and closeout prices across a broad selection of product categories.

Ollie’s Bargain Outlet Holdings, Inc. and Subsidiaries are collectively referenced to as the Company or Ollie’s.

Since the first store opened in 1982, the Company has grown to 176 Ollie’s Bargain Outlet retail locations as of January 31, 2015 from 154 locations as of February 1, 2014. Ollie’s Bargain Outlet retail locations are currently located in 16 states (Alabama, Delaware, Georgia, Indiana, Kentucky, Maryland, Michigan, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia).

Ollie’s principally buys overproduced, overstocked, and closeout merchandise from manufacturers, wholesalers, and other retailers. In addition, the Company augments our brand name closeout deals with directly sourced private label products featuring names exclusive to Ollie’s, in order to provide consistently value-priced goods in select key merchandise categories.

For purposes of the disclosure requirements for segments of a business enterprise, it has been determined that the Company is comprised of one operating segment.

(b) Fiscal year

Ollie’s follows a 52/53-week fiscal year, which ends on the Saturday nearest to January 31st. References to the fiscal year ended January 31, 2015 refer to the period from February 2, 2014 to January 31, 2015. References to the fiscal year ended February 1, 2014 refer to the period from February 3, 2013 to February 1, 2014.

(c) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

(d) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

(e) Fair value disclosures

Fair value is defined as the price which the Company would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, U.S. GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

•	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

•

Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 inputs are less observable and reflect the Company’s assumptions.

Ollie’s financial instruments consist of cash, accounts receivable, accounts payable and our term loan. The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of their short maturities. The carrying amount of our term loan facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

(f) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g) Concentration of credit risk

Financial instruments which potentially subject the Company to a concentration of credit risk are cash. Ollie’s currently maintains its day-to-day operating cash balances with major financial institutions. The Company’s operating cash balances are in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. From time to time, Ollie’s invests temporary excess cash in overnight investments with expected minimal volatility, such as money market funds. Although the Company maintains balances which exceed the FDIC insured limit, it has not experienced any losses related to this balance, and Ollie’s believes the credit risk to be minimal.

(h) Inventories

Inventories are stated at the lower of cost or market determined using the retail inventory method on a first-in, first-out basis. The cost of inventories includes the merchandise cost, transportation costs, and certain distribution and storage costs. Such costs are thereafter expensed as cost of sales upon the sale of the merchandise. The retail inventory method uses estimates for shrink and markdowns to calculate ending inventory. These estimates made by management could significantly impact the ending inventory valuation at cost and the resulting gross margin.

(i) Property and equipment

Property and equipment are stated at original cost less accumulated depreciation and amortization. Depreciation and amortization are calculated over the estimated useful lives of the related assets, or in the case of leasehold improvements, the lesser of the useful lives or the remaining term of the lease. Expenditures for additions, renewals, and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed on the straight-line method for financial reporting purposes.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

The useful lives for the purpose of computing depreciation and amortization are as follows:

Software	3 years

Automobiles	5 years

Computer equipment	5 years

Furniture, fixtures, and equipment	7-10 years

Leasehold improvements	Lesser of lease term or useful life

(j) Goodwill/intangible assets

The Company amortizes intangible assets over their useful lives unless it determines such lives to be indefinite. Goodwill and intangible assets having indefinite useful lives are not amortized to earnings, but instead are subject to annual impairment testing or more frequently if events or circumstances indicate that the value of goodwill or intangible assets having indefinite useful lives might be impaired.

Entities have an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. The goodwill quantitative impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after the allocation is the implied fair value of the reporting unit goodwill. Fair value of the sole reporting unit is determined utilizing a combination of valuation methods including both the income approach (including a discounted cash flow analysis) and market approaches (including prior transaction method and comparable public company multiples). The fair value estimates utilized in the impairment testing reflect the use of Level 3 inputs. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company has selected the fiscal month ending date of October as the annual impairment testing date. For the fiscal year ended February 1, 2014, the Company completed a quantitative impairment test. For the fiscal year ended January 31, 2015, the Company completed a qualitative impairment test. Based upon the procedures described above, no impairment of goodwill existed as of January 31, 2015 or February 1, 2014.

The Company is also required to perform impairment tests annually or more frequently if events or circumstances indicate that the value of its nonamortizing intangible assets might be impaired. The Company’s nonamortizing intangible assets as of January 31, 2015 and February 1, 2014 consisted of a tradename. Entities have an option to perform a qualitative assessment to determine whether further impairment testing of nonamortizing intangible assets is necessary. Specifically, an entity has the option to first assess qualitative

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

factors to determine whether it is necessary to perform a quantitative test. The Company performs the quantitative impairment test using the discounted cash flow method based on management’s projections to determine the fair value of the asset. The carrying amount of the asset is then compared to the fair value. If the carrying amount is greater than fair value, an impairment loss is recorded for the amount that fair value is less than the carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. For the fiscal year ended February 1, 2014, the Company completed a quantitative impairment test. For the fiscal year ended January 31, 2015, the Company completed a qualitative impairment test. Based upon the procedures described above, no impairment of tradename existed as of January 31, 2015 or February 1, 2014.

Intangible assets with determinable useful lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

(k) Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(l) Stock-based compensation

The Company measures the cost of employee services received in exchange for share-based compensation based on the grant date fair value of the employee stock award. Ollie’s recognizes stock-based compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model which is recorded on a straight-line basis over the vesting period for the entire reward. Excess tax benefits of awards related to stock option exercises are reflected as financing cash inflows.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

(m) Revenue recognition

Ollie’s recognizes retail sales in its stores at the time a customer pays and takes possession of merchandise. Net sales are presented net of returns and sales tax. The Company provides an allowance for estimated sales returns based on prior experience. The total allowance for returns was $0.2 million as of January 31, 2015 and February 1, 2014. The following table provides a reconciliation of the activity related to the Company’s sales returns allowance (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014
Beginning balance	$207	$207
Provisions	27,292	24,236
Sales returns	(27,252)	(24,236)

Ending balance	$247	$207

(n) Cost of sales

Cost of sales includes merchandise cost, transportation costs, inventory markdowns, shrink, and certain distribution, warehousing and storage costs, including depreciation.

(o) Selling, general and administrative expenses

Selling, general and administrative expenses are comprised of payroll and benefits for stores, field support, distribution facility and support center employees. Selling, general and administrative expense also includes marketing and advertising expense, occupancy costs, insurance, corporate infrastructure and other selling, general and administrative expenses.

(p) Advertising costs

Advertising costs primarily consist of newspaper circulars, email campaigns, media broadcasts and prominent advertising at professional and collegiate sporting events and are charged to expense the first time the advertising occurs. Advertising expense for the fiscal years ended January 31, 2015 and February 1, 2014 was $23.1 million and $19.7 million, respectively.

(q) Operating leases

The Company leases all of its store locations, distribution centers and office facilities. Many of the lease agreements contain rent holidays, rent escalation clauses and contingent rent provisions – or some combination of these items. For leases of store locations and office facilities, the Company recognizes rent expense in selling, general and administrative expenses. For leases of distribution centers, the Company recognizes rent expense within cost of sales. All rent expense is recorded on a straight-line basis over the accounting lease term, which includes lease renewals determined to be reasonably assured. Additionally, the commencement date of the accounting lease term reflects the earlier of the date the Company becomes legally

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

obligated for the lease payments or the date the Company takes possession of the building for initial construction and setup. The excess rent expense over the actual cash paid for rent is accounted for as deferred rent. Leasehold improvement allowances received from landlords and other lease incentives are recorded as deferred rent liabilities and are recognized in selling, general and administrative expenses on a straight-line basis over the accounting lease term.

(r) Pre-opening costs

Pre-opening costs (costs of opening new stores and distribution facilities, including grand opening promotions, payroll, travel, training, and store setup costs) are expensed as incurred.

(s) Debt issuance costs and original issue discount

Debt issuance costs and original issue discount are amortized to interest expense using the effective interest method, over the life of the related debt. As of January 31, 2015 and February 1, 2014, debt issuance costs, net of accumulated amortization, were $6.1 million and $6.8 million, respectively. For the fiscal years ended January 31, 2015 and February 1, 2014, amortization of debt issuance costs was $1.3 million and $1.4 million, respectively, and the write-off of debt issuance costs was $0.6 million and $1.1 million, respectively. For the fiscal years ended January 31, 2015 and February 1, 2014, amortization of original issue discount was $0.8 million and $1.4 million, respectively.

(t) Self-insurance liabilities

Under a number of the Company’s insurance programs, which include the Company’s employee health insurance program, its workers’ compensation and general liability insurance programs, the Company is liable for a portion of its losses. Ollie’s is self-insured for certain losses related to the company sponsored employee health insurance program. The Company estimates the accrued liabilities for our self-insurance programs using historical claims experience and loss reserves including claims for incidents incurred but not reported as of the balance sheet date. To limit the Company’s exposure to losses, a stop-loss coverage is maintained through third-party insurers.

(u) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

Ollie’s files consolidated federal and state income tax returns. For years before 2010, the Company is no longer subject to U.S. federal income tax examinations. State income tax returns are filed in various state tax jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination for varying periods up to three to four years depending on the state.

(v) Supplemental cash flow information

As of January 31, 2015 and February 1, 2014, capital expenditures of $0.4 million and $0.5 million, respectively, had been incurred but not yet paid in cash and, accordingly, were accrued in accounts payable and accrued expenses.

(w) Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding, after giving effect to the potential dilution, if applicable, from the assumed exercise of stock options into shares of common stock as if those stock options were exercised.

The following table summarizes those effects for the diluted net income per common share calculation (in thousands, except share and per share amounts):

	Fiscal year ended
	January 31, 2015	February 1, 2014
Net income	$26,915	$19,541

Weighted average number of common shares outstanding–Basic	48,202,480	48,519,420
Incremental shares from the assumed exercise of outstanding stock options	406,870	—

Weighted average number of common shares outstanding–Diluted	48,609,350	48,519,420

Earnings per common share–Basic	$0.56	$0.40

Earnings per common share–Diluted	$0.55	$0.40

Weighted average stock option shares totaling 2,971,140 and 5,230,200 as of January 31, 2015 and February 1, 2014, respectively, were excluded from the calculation of diluted weighted average common shares outstanding because the effect would have been antidilutive.

(x) Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

standard is effective for Ollie’s on January 29, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has not yet determined the effect of the standard on its consolidated financial statements and related disclosures.

(y) Reclassification

Certain prior-year amounts have been reclassified to conform to current-year presentation.

(z) Stock split

On June 17, 2015, the Company effected a stock split of the Company’s common stock at a ratio of 115 shares for every share previously held. All common stock share and common stock per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the stock split. In addition, the Company increased the number of authorized Class A and Class B common shares to 85,000,000 and 8,750,000, respectively.

(aa) Unaudited pro forma net income per common share

In accordance with SEC Staff Accounting Bulletin (SAB) 1.B.3, unaudited pro forma net income per common share information is included on the consolidated statement of operations for the fiscal year ended January 31, 2015. The provisions of SAB 1.B.3 are applicable for the Company due to the dividends declared in the year ended January 31, 2015 totaling $58.0 million which exceeded the net income for the year ended January 31, 2015 of $26.9 million and the dividends paid in May 2015 totaling $48.8 million which exceeded the net income for the thirteen weeks ended May 2, 2015 of $6.7 million. There are no pro forma adjustments associated with net income utilized for the unaudited pro forma net income per common share calculation.

The following table provides a reconciliation of historical weighted average common shares outstanding to unaudited pro forma weighted average common shares outstanding:

Fiscal year ended January 31, 2015
Weighted average common shares outstanding–basic	48,202,480
Incremental shares from assumed IPO related to dividends in excess of earnings	5,021,350

Pro forma weighted average common shares outstanding–basic	53,223,830
Incremental shares from the assumed exercise of outstanding stock options	406,870

Unaudited pro forma weighted average common shares outstanding–diluted	53,630,700

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

(2) Property and equipment

Property and equipment consists of the following (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014
Furniture, fixtures, and equipment	$45,770	$33,100
Leasehold improvements	6,336	5,285
Automobiles	1,223	997

	53,329	39,382
Less accumulated depreciation	(19,403)	(11,447)

	$33,926	$27,935

Depreciation and amortization expense of property and equipment was $8.1 million for the fiscal years ended January 31, 2015 and February 1, 2014, of which $6.7 million and $7.0 million, respectively, is included in depreciation and amortization on the consolidated statements of income. The remainder, as it relates to the Company’s distribution centers, is included within cost of sales on the consolidated statements of income.

(3) Goodwill and other intangible assets

Goodwill and other intangible assets consist of the following (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014

Non-amortizing intangible assets:
Goodwill	$444,850	$444,850
Tradename	230,402	230,402

Amortizing intangible assets:
Favorable leases	4,085	4,111
Noncompetition agreements	—	806
Customer database	198	198

Accumulated amortization:
Favorable leases	(906)	(532)
Noncompetition agreements	—	(537)
Customer database	(154)	(89)

	$678,475	$679,209

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

Amortization expense of intangible assets was $0.7 million and $1.4 million, respectively, for the fiscal years ended January 31, 2015 and February 1, 2014, including $0.4 million, respectively, charged to rent expense for favorable leases. Estimated amortization expense of intangible assets during the next five fiscal years and thereafter is shown below (in thousands):

Fiscal year ending:
January 30, 2016	$429
January 28, 2017	376
February 3, 2018	338
February 2, 2019	335
February 1, 2020	309
Thereafter	1,436

Total remaining amortization	$3,223

Favorable lease intangible assets are being amortized on a straight-line basis over their respective lease terms plus assumed option renewal periods (weighted average remaining life of approximately 10.1 and 10.9 years as of January 31, 2015 and February 1, 2014, respectively) and the customer database intangible asset is being amortized over its estimated useful life (0.7 and 1.7 years as of January 31, 2015 and February 1, 2014, respectively).

(4) Accrued expenses

Accrued expenses consists of the following (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014
Accrued compensation and benefits	$8,307	$5,948
Sales and use taxes	1,273	1,245
Accrued real estate related	1,631	1,170
Accrued insurance	2,134	1,992
Accrued advertising	3,421	3,342
Accrued interest	178	3,663
Accrued freight	2,766	1,623
Other	7,930	6,494

	$27,640	$25,477

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

(5) Debt obligations and financing arrangements

Long-term debt consists of the following (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014
Term loan	$321,287	$268,479
Less: current portion	(7,794)	(7,012)

Long-term debt	$313,493	$261,467

As of January 31, 2015, the scheduled principal payments of debt are as follows (in thousands):

Fiscal year ending:
January 30, 2016	$7,794
January 28, 2017	3,350
February 3, 2018	3,350
February 2, 2019	3,350
February 1, 2020	306,231
Thereafter	—

Total cash principal payments	324,075
Less: Unamortized original issue discount	(2,788)

Total cash principal payments, net	$321,287

On September 28, 2012, the Company entered into two credit agreements with a total value of $300.0 million. The $300.0 million was comprised of a $75.0 million revolving credit facility (Credit Facility) and a $225.0 million term loan (Term Loan). The Credit Facility has Manufacturers and Traders Trust Company (M&T Bank) as administrative agent, and certain financial institutions as lenders. The Term Loan has Jefferies Finance LLC (Jefferies) as administrative agent, and certain financial institutions as lenders. As part of the Term Loan, the Company was required to pay a $2.5 million original issue discount.

On February 26, 2013, the Company entered into a First Amendment to the Term Loan (First Amendment) which allowed the Company to borrow an additional principal amount of $50.0 million. The proceeds received were net of a soft call premium of $2.2 million, of which $1.8 million was recorded as additional original issue discount and $0.4 million was recognized as interest expense on the date of the amendment. The primary purpose of this additional term loan borrowing was a $46.2 million repurchase of 4,999,625 shares of Class A Common Stock from our majority shareholder as consented by the original Term Loan lenders. In addition, various arrangement fees and legal fees totaling $1.6 million were incurred in connection with this amendment, of which $1.1 million were recorded as deferred financing fees and $0.5 million were recognized in selling, general and administrative expense on the date of the amendment. In connection with this amendment, $1.1 million of debt issuance cost and $0.4 million of original issue discount were accelerated on the date of the amendment and included within interest expense.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

On April 11, 2014, the Company entered into a Second Amendment to the Term Loan (Amended Term Loan) which allowed the Company to borrow an additional principal amount of $60.0 million. The primary purpose of the additional term loan borrowing was to distribute $58.0 million as a cash dividend to common shareholders as consented by the original Term Loan lenders. The total dividend amount was recorded as a reduction of retained earnings of $23.6 million to reduce the retained earnings balance as of the dividend date to zero and the additional $34.4 million was recorded as a reduction of additional paid-in capital. The proceeds received were net of $2.0 million, of which $1.3 million was recognized as deferred financing fees, $0.4 million was recorded as additional original issue discount, and $0.3 million was recognized as selling, general and administrative expenses. In connection with this amendment, $0.4 million of debt issuance cost and $0.2 million of original issue discount were accelerated on the date of the amendment and included within interest expense.

The Amended Term Loan is payable in 27 consecutive quarterly payments of $0.8 million to be made on the last business day of each fiscal quarter beginning with February 1, 2013, with the remaining unpaid principal balance of the Amended Term Loan along with all accrued and unpaid interest to be paid by September 28, 2019. The Amended Term Loan provides for an “Excess Cash Flow” payment, as defined, to be made on or before 125 days from the end of the Company’s fiscal year of each year beginning with the fiscal year ended February 1, 2014. The Excess Cash Flow payment expected to be made for the fiscal year ended January 31, 2015 is $4.4 million and is included in current portion of long-term debt as of January 31, 2015. The Excess Cash Flow payment for the fiscal year ended February 1, 2014 was $4.3 million and was included in current portion of long-term debt as of February 1, 2014.

The credit agreement includes variable methods of determining interest rates for the Amended Term Loan, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, the Eurodollar Rate plus 1.00%, or 2.00%; plus the Applicable Margin. The Amended Term Loan also allows for Eurodollar Loans with a floor of 1.00%, plus the Applicable Margin. As part of the Second Amendment to the Term Loan, the Applicable Margin on the interest rate was reduced by 0.25% (from 3.00% to 2.75% for a Base Rate Loan and from 4.00% to 3.75% for a Eurodollar Loan), the floor was reduced from 1.25% to 1.00%. As of January 31, 2015 and February 1, 2014, the interest rate on outstanding borrowings under the Amended Term Loan was 4.75% and 5.25%, respectively.

Under the terms of the Credit Facility, as of January 31, 2015 the Company could borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined, up to $75.0 million. The Credit Facility includes a $25.0 million sub-facility for letters of credit and a $20.0 million swingline loan facility. The Credit Facility includes variable methods of determining interest rates, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, or the Eurodollar Rate plus 1.00%; plus Applicable Margin (which could range from 0.75% to 1.25%). Under the terms of the Credit Facility, the Applicable Margin may fluctuate subject to periodic measurements of average availability, as defined. The Credit Facility also allows for Eurodollar Loans comprised of the Eurodollar Base Rate plus Applicable Margin (which could range from 1.75% to 2.25%). The agreement also allows the Company to increase the amount of the revolving credit facility by $25.0 million, subject to certain requirements and restrictions.

As of January 31, 2015, Ollie’s had no outstanding borrowings under the Credit Facility, with $73.5 million of borrowing availability, letter of credit commitments of $1.3 million and $0.2 million of rent reserves. The

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

interest rate applicable if borrowings were outstanding as of January 31, 2015 would have been in a range of 2.19% and 4.25%. The Credit Facility also contains a variable unused line fee ranging from 0.250% to 0.375% per annum and the Company incurred unused line fees of $0.2 million for fiscal years 2014 and 2013.

The Amended Credit Facility and Amended Term Loan are collateralized by the Company’s assets and equity and contain financial covenants, as well as certain business covenants, including restrictions on dividend payments, that the Company must comply with during the term of the agreement. The Company was in compliance with all terms and agreements during and as of the years ended January 31, 2015 and February 1, 2014.

The provisions of the Amended Term Loan and the Credit Facility restrict all of the net assets of the Company’s consolidated subsidiaries, which constitutes all of the net assets on the Company’s consolidated balance sheet as of January 31, 2015, from being used to pay any dividends or make other restricted payments to the Company without prior written consent from the financial institutions party to the Company’s Amended Term Loan and Credit Facility, subject to certain exceptions.

(6) Income taxes

The components of income tax provision (benefit) are as follows (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014

Current:
Federal	$16,760	$11,501
State	3,422	2,989

	20,182	14,490

Deferred:
Federal	(2,114)	(2,122)
State	(1,305)	(1,091)

	(3,419)	(3,213)

	$16,763	$11,277

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

Deferred income taxes reflect the effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the carrying amounts used for income tax reporting purposes. Significant components of deferred tax assets and liabilities are as follows (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014

Deferred tax assets:
Inventory reserves	$858	$794
Deferred rent	1,091	646
Stock-based compensation	3,254	1,790
Other	3,163	1,066

Total deferred tax assets	8,366	4,296

Deferred tax liabilities:
Tradename	(90,138)	(90,540)
Depreciation	(6,250)	(5,054)
Leases	(1,051)	(1,062)
Noncompetition agreements	(17)	(149)

Total deferred tax liabilities	(97,456)	(96,805)

Net deferred tax liabilities	$(89,090)	$(92,509)

A reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Fiscal year ended
	January 31, 2015	February 1, 2014
Statutory federal rate	35.0%	35.0%
State taxes, net of federal benefit	3.2	4.0
Other	0.2	(2.4)

	38.4%	36.6%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income and the scheduled reversal of deferred liabilities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences as of January 31, 2015 and February 1, 2014.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

Ollie’s has no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company’s consolidated balance sheets as of January 31, 2015 or February 1, 2014, and has not recognized any material uncertain tax positions or interest or penalties related to income taxes in the consolidated statements of income for the fiscal years ended January 31, 2015 or February 1, 2014.

(7) Commitments and contingencies

Ollie’s leases all of its store, office, and distribution facilities under operating leases that expire at various dates through 2031. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals based on a percentage of annual sales. A majority of the Company’s leases also require a payment for all or a portion of insurance, real estate taxes, water and sewer costs, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which Ollie’s may extend the lease terms for five years. Minimum rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the lease term.

Rent expense on all operating leases consisted of the following (in thousands):

	Fiscal year ended
	January 31, 2015	February 1, 2014
Minimum annual rentals	$28,707	$25,133
Contingent rentals	78	140

	$28,785	$25,273

The following is a schedule by year of future minimum rental payments required under non-cancelable operating leases, including option renewal periods that are reasonably assured, that have initial or remaining lease terms in excess of one year as of January 31, 2015 (in thousands):

Fiscal year ending:
January 30, 2016	$34,334
January 28, 2017	33,297
February 3, 2018	31,622
February 2, 2019	29,177
February 1, 2020	24,264
Thereafter	69,666

Total minimum lease payments	$222,360

Ollie’s is subject to litigation in the normal course of business. The Company does not believe such actions, either individually or collectively, will have a significant impact on Ollie’s financial position or results of operations.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

(8) Equity incentive plan

During 2012, Ollie’s established an equity incentive plan (the 2012 Plan), under which stock options are granted to executive officers and key employees as deemed appropriate under the provisions of the 2012 Plan, with an exercise price at the fair value of the underlying stock on the date of grant. The vesting period for options is five years (20% ratably per year). Options granted under the 2012 Plan are subject to employment for vesting, expire 10 years from the date of grant, and are not transferable other than upon death. The Company uses authorized and unissued shares to satisfy share award exercise. As of January 31, 2015 and February 1, 2014 there were 1,596,890 shares and 2,321,390 shares, respectfully, of the Company’s common stock available for grant under the 2012 plan.

A summary of the Company’s stock option activity and related information follows for the fiscal years ended January 31, 2015 and February 1, 2014 (in thousands, except share and per share amounts):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at January 2, 2013	5,152,575	$8.70
Granted	379,500	8.70
Forfeited	(253,000)	8.70

Outstanding at February 1, 2014	5,279,075	8.70
Granted	920,000	9.17
Forfeited	(188,600)	7.88

Outstanding at January 31, 2015	6,010,475	7.68	7.9	$23,691

Exercisable at January 31, 2015	2,010,890	7.50	7.7	$8,291

The compensation cost which has been recorded within selling, general & administrative expense for the Company’s equity incentive plan was $3.8 million and $3.4 million for fiscal years 2014 and 2013, respectively. The Company recognized $1.4 million and $1.3 million in income tax benefit in the fiscal years 2014 and 2013, respectively consolidated statements of income for share-based award compensation.

As of January 31, 2015 and February 1, 2014, there was $11.8 million and $12.8 million, respectively, of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the 2012 Plan. That cost is expected to be recognized over a weighted average period of 3.9 years and 4.2 years as of January 31, 2015 and February 1, 2014, respectively. Awards with graded vesting are recognized using the straight-line method.

In April 2014 the Company entered into an additional term loan borrowing of $60.0 million. The proceeds were used for a one-time cash dividend to the stockholders of the Company (see Note 5). In lieu of a pro-rata share of the one-time cash dividend, the option exercise price was reduced to $7.49 from $8.70 for all options issued prior to the dividend declaration date. The 2012 Plan includes provisions that require equitable adjustment to the outstanding option awards in the event of certain equity transactions including stock splits,

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

recapitalizations, or dividends, among others, therefore the revision to the exercise price had no accounting impact.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock and for stock options, the expected life of the option and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgement. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. Since the Company’s shares are not publicly traded, for stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The weighted average grant date fair value per option for options granted during the fiscal years ended January 31, 2015 and February 1, 2014 was $3.57 and $3.38, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table:

	Fiscal year ended
	January 31, 2015	February 1, 2014
Risk-free interest rate	2.22%	1.54%
Expected dividend yield	—	—
Expected term (years)	6.5 years	6.5 years
Expected volatility	34.80%	36.35%

(9) Employee benefit plans

Ollie’s sponsors a defined contribution plan, qualified under Internal Revenue Code (IRC) Section 401(k), for the benefit of employees. An employee becomes eligible to participate in the Plan upon attaining at least 21 years of age and completing three months of full-time employment. An employee may elect to contribute annual compensation up to the maximum allowable under the IRC. The Company assumes all administrative costs of the Plan and matches the employee’s contribution up to 25% of the first 6% of their annual compensation. The portion that the Company matches is vested ratably over six years. The employer matching contributions to the Plan were $0.2 million for the fiscal years ended January 31, 2015 and February 1, 2014.

In addition to the regular matching contribution, the Company may elect to make a discretionary matching contribution. Discretionary contributions shall be allocated as a percentage of compensation of eligible

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

January 31, 2015 and February 1, 2014

participants for the Plan year. Discretionary contributions were $0.3 million and $0.2 million for the fiscal years ended January 31, 2015 and February 1, 2014, respectively.

(10) Common stock

The Company and its shareholders have entered into a Stockholders Agreement, which provide for, among others, certain covenants and conditions, information, first refusal, take along, come along and rights of participation. Under the terms of Ollie’s Stockholder Agreement dated September 28, 2012, Ollie’s has an option to purchase all of the share of common stock upon termination of employment. Class A stockholders are entitled to one vote for each share of common stock held by such holder. Holders of Class B Common Stock are not entitled to any voting rights.

During the fiscal year ended January 31, 2015, the company repurchased 2,875 Class A common stock shares from a shareholder for $9.99 per share. The Company records the value of its common stock held in treasury at cost.

(11) Transactions with related parties

The Company has entered into five non-cancelable operating leases with related parties for office and store locations. The annual lease payments approximate $1.2 million and such payments are payable through 2023.

(12) Segment reporting

For purposes of the disclosure requirements for segments of a business enterprise, it has been determined that the Company is comprised of one operating segment.

The following table summarizes the percentage of net sales by merchandise category for each year presented:

	Fiscal year ended
	January 31, 2015	February 1, 2014
Housewares	14.7%	14.8%
Food	12.5	9.0
Books and stationery	10.9	12.0
Bed and bath	10.1	9.9
Floor coverings	9.6	10.7
Toys	5.1	6.2
Hardware	5.1	5.5
Other	32.0	31.9

	100.0%	100.0%

Schedule I—Condensed Financial Information of Registrant

Ollie’s Bargain Outlet Holdings, Inc. (parent company only)

Condensed Balance Sheets

(In thousands)

	January 31, 2015	February 1, 2014

Assets

Total current assets	$—	$—
Long-term assets:
Investment in subsidiaries	416,835	444,139

Total assets	$416,835	$444,139

Liabilities and stockholders’ equity
Total current liabilities	$—	$—
Total long-term liabilities	—	—

Total liabilities	—	—

Stockholders’ equity:
Common stock	48	48
Additional paid-in capital	393,078	423,668
Retained earnings	23,738	20,423
Treasury stock, at cost	(29)	—

Total stockholders’ equity	416,835	444,139

Total liabilities and stockholders’ equity	$416,835	$444,139

See accompanying notes.

Schedule I—Condensed Financial Information of Registrant

Ollie’s Bargain Outlet Holdings, Inc. (parent company only)

Condensed Statements of Income

(In thousands)

Fiscal year ended
	January 31, 2015	February 1, 2014
Net sales	$—	$—
Cost of sales	—	—

Gross profit	—	—
Selling, general and administrative expenses	—	—
Depreciation and amortization expenses	—	—
Pre-opening expenses	—	—

Operating income	—	—
Interest expense, net	—	—

Income before income taxes and equity in net income of subsidiaries	—	—
Income tax expense	—	—

Income before equity in net income of subsidiaries	—	—
Net income of subsidiaries	26,915	19,541

Net income	$26,915	$19,541

See accompanying notes.

Schedule I—Condensed Financial Information of Registrant

Ollie’s Bargain Outlet Holdings, Inc. (parent company only)

Notes to Condensed Financial Statements

1. Basis of presentation

In the parent-company-only financial statements, Ollie’s Bargain Outlet Holdings, Inc.’s (the Company) investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements. A condensed statement of cash flows was not presented because Ollie’s Bargain Outlet Holdings, Inc. had no cash flow activities during fiscal 2014 or fiscal 2013.

2. Guarantees and restrictions

Ollie’s Bargain Outlet, Inc., a subsidiary of the Company, had $324.1 million outstanding under Amended Term Loan, as of January 31, 2015. Under the terms of the Amended Term Loan Agreement, Bargain Parent, Inc. has guaranteed the payment of all principal and interest. In the event of a default under the Senior Secured Credit Facilities, Bargain Parent, Inc. will be directly liable to the debt holders. The Amended Term Loan Agreement matures on September 28, 2019.

As of January 31, 2015, Ollie’s Bargain Outlet, Inc. also has $73.5 million available for borrowing under the Revolving Credit Facility. Bargain Parent, Inc. has guaranteed all obligations under the Revolving Credit Facility. In the event of default under the Revolving Credit Facility, Bargain Parent, Inc. will be directly liable to the debt holders. The Revolving Credit Facility matures on September 28, 2019.

The Amended Credit Facility and Amended Term Loan Agreements are collateralized by the Company’s assets and equity and contain financial covenants, as well as certain business covenants, including restrictions on dividend payments, that the Company must comply with during the term of such agreements. The Company was in compliance with all terms of such agreements during and as of the years ended January 31, 2015 and February 1, 2014.

The provisions of the Amended Term Loan Agreement and the Credit Facility restrict all of the net assets of the Company’s consolidated subsidiaries, which constitutes all of the net assets on the Company’s consolidated balance sheet as of January 31, 2015, from being used to pay any dividends or make other restricted payments to the Company without prior written consent from the financial institutions party to the Company’s Amended Term Loan and Credit Facility Agreements, subject to certain exceptions.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Condensed consolidated balance sheets

(In thousands, except share and per share amounts)

(Unaudited)

	October 31, 2015	November 1, 2014	January 31, 2015

Assets

Current assets:
Cash	$3,960	$3,341	$21,952
Inventories	212,581	185,843	169,872
Accounts receivable	418	343	318
Deferred income taxes	4,559	3,166	4,166
Prepaid expenses and other assets	6,771	6,198	1,969

Total current assets	228,289	198,891	198,277
Property and equipment, net of accumulated depreciation of $25,924, $17,331 and $19,403, respectively	38,726	34,379	33,926
Goodwill	444,850	444,850	444,850
Trade name and other intangible assets, net of accumulated amortization of $1,196, $969 and $1,060, respectively	233,291	233,742	233,625
Other assets	5,185	6,841	6,453

Total assets	$950,341	$918,703	$917,131

Liabilities and Stockholders’ Equity

Current liabilities:
Current portion of long-term debt	$3,367	$3,350	$7,794
Accounts payable	50,995	44,600	50,498
Income taxes payable	—	—	4,702
Accrued expenses	31,321	28,895	27,640

Total current liabilities	85,683	76,845	90,634
Revolving credit facility	18,054	22,667	—
Long-term debt	209,080	318,619	313,493
Deferred income taxes	91,673	93,782	93,256
Other long-term liabilities	4,099	2,872	2,913

Total liabilities	408,589	514,785	500,296

Stockholders’ equity:
Preferred stock—50,000,000, 0 and 0 shares authorized, respectively, at $0.001 par value; no shares issued	—	—	—
Common stock:
Class A—0, 85,000,000 and 85,000,000 shares authorized, respectively, at $0.001 par value; 0, 48,203,515 and 48,203,515 shares issued, respectively	—	48	48
Class B—0, 8,750,000 and 8,750,000 shares authorized, respectively, at $0.001 par value; no shares issued	—	—	—
Common stock - 500,000,000, 0 and 0 shares authorized, respectively, at $0.001 par value; 58,521,565, 0 and 0 shares issued, respectively	59	—	—
Additional paid-in capital	532,182	392,169	393,078
Retained earnings	9,597	11,730	23,738
Treasury—common stock, at cost; 8,625, 2,875 and 2,875 shares, respectively	(86)	(29)	(29)

Total stockholders’ equity	541,752	403,918	416,835

Total liabilities and stockholders’ equity	$950,341	$918,703	$917,131

See accompanying notes to the condensed consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

condensed consolidated statements of income

(In thousands, except share and per share amounts)

(Unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	October 31, 2015	November 1, 2014	October 31, 2015	November 1, 2014
Net sales	$174,565	$150,005	$518,968	$437,310
Cost of sales	104,641	90,410	314,943	263,108

Gross profit	69,924	59,595	204,025	174,202
Selling, general and administrative expenses	51,796	44,063	147,242	126,066
Depreciation and amortization expenses	1,810	1,773	5,265	5,291
Pre-opening expenses	2,380	1,132	5,252	4,186

Operating income	13,938	12,627	46,266	38,659
Interest expense, net	3,289	4,754	12,286	13,796
Loss on extinguishment of debt	—	—	2,351	671

Income before income taxes	10,649	7,873	31,629	24,192
Income tax expense	3,887	3,022	11,854	9,285

Net income	$6,762	$4,851	$19,775	$14,907

Earnings per common share:
Basic	$0.12	$0.10	$0.38	$0.31
Diluted	$0.11	$0.10	$0.37	$0.31

Weighted—average common shares outstanding:
Basic	58,478,249	48,202,093	52,258,973	48,203,041
Diluted	60,703,586	48,839,990	54,101,964	48,415,673

See accompanying notes to the condensed consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Condensed consolidated statements of stockholders’ equity

(In thousands, except share and per share amounts)

(Unaudited)

	Common stock—class A		Common stock		Treasury stock		Additional paid-in capital	Retained earnings	Total stockholders’ equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of February 1, 2014	48,203,515	$48	—	$—	—	$—	$423,668	$20,423	$444,139
Dividend paid ($1.20 per share)	—	—	—	—	—	—	(34,351)	(23,600)	(57,951)
Stock-based compensation expense	—	—	—	—	—	—	2,852	—	2,852
Purchase of treasury stock	—	—	—	—	(2,875)	(29)	—	—	(29)
Net income	—	—	—	—	—	—	—	14,907	14,907

Balance as of November 1, 2014	48,203,515	$48	—	$—	(2,875)	$(29)	$392,169	$11,730	$403,918

Balance as of January 31, 2015	48,203,515	$48	—	$—	(2,875)	$(29)	$393,078	$23,738	$416,835
Purchase of treasury stock	—	—	—	—	(5,750)	(57)	—	—	(57)
Proceeds from stock options exercised	4,600	—	49,700	1	—	—	356		357
Excess tax benefit related to exercises of stock options	—	—	—	—	—	—	217		217
Conversion of Class A and Class B common stock to a single class of common stock	(48,208,115)	(48)	48,208,115	48			—	—	—
Proceeds from issuance of common stock, net of expenses	—	—	10,263,750	10	—	—	149,796		149,806
Dividend paid ($1.01 per share)	—	—	—	—	—	—	(14,932)	(33,916)	(48,848)
Stock-based compensation expense	—	—	—	—	—	—	3,667	—	3,667
Net income	—	—	—	—	—	—	—	19,775	19,775

Balance as of October 31, 2015	—	$—	58,521,565	$59	(8,625)	$(86)	$532,182	$9,597	$541,752

See accompanying notes to the condensed consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Condensed consolidated statements of cash flows

(In thousands)

(Unaudited)

	Thirty-nine weeks ended
	October 31, 2015	November 1, 2014

Cash flows from operating activities:
Net income	$19,775	$14,907
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of property and equipment	6,567	5,926
Amortization of debt issuance costs	1,041	1,093
Amortization of original issue discount	365	425
Loss on extinguishment of debt	2,351	671
Amortization of intangibles	334	617
Gain on disposal of assets	—	(28)
Deferred income tax benefit	(1,976)	(1,893)
Deferred rent expense	1,540	920
Stock-based compensation expense	3,667	2,852
Changes in operating assets and liabilities:
Inventories	(42,709)	(39,625)
Accounts receivable	(100)	(4)
Prepaid expenses and other assets	(4,401)	(452)
Accounts payable	93	6,975
Income taxes payable	(5,257)	(7,599)
Accrued expenses and other liabilities	3,327	3,017

Net cash used in operating activities	(15,383)	(12,198)

Cash flows from investing activities:
Purchases of property and equipment	(10,917)	(12,124)
Proceeds from sale of property and equipment	23	43

Net cash used in investing activities	(10,894)	(12,081)

Cash flows from financing activities:
Borrowings on revolving credit facility	444,791	482,464
Repayments on revolving credit facility	(426,737)	(459,797)
Borrowings on term loan	—	59,592
Repayments on term loan	(110,092)	(6,776)
Proceeds from issuance of common stock, net of expenses	149,806	—
Proceeds from stock option exercise	357	—
Excess tax benefit related to exercises of stock options	217	—
Payment of debt issuance costs	(1,152)	(2,049)
Payment of dividend	(48,848)	(57,951)
Purchase of treasury stock	(57)	(29)

Net cash provided by financing activities	8,285	15,454

Net decrease in cash	(17,992)	(8,825)
Cash at the beginning of the period	21,952	12,166

Cash at the end of the period	$3,960	$3,341

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$10,800	$11,978
Income taxes	$18,882	$18,755

See accompanying notes to the condensed consolidated financial statements.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

(1) Organization and summary of significant accounting policies

(a) Description of business

Ollie’s Bargain Outlet Holdings, Inc., operates through its sole operating subsidiary, Ollie’s Bargain Outlet, Inc., a chain of retail stores which offer brand name products at deeply discounted and closeout prices across a broad selection of product categories. Ollie’s Bargain Outlet Holdings, Inc. together with its subsidiaries will be referenced herein as the Company or Ollie’s. Ollie’s principally buys overproduced, overstocked, and closeout merchandise from manufacturers, wholesalers, and other retailers. In addition, the Company augments brand name closeout deals with directly sourced private label products featuring names exclusive to Ollie’s in order to provide consistent assortment of value-priced goods in select key merchandise categories.

Since the first store opened in 1982, the Company has grown to 200 retail locations as of October 31, 2015 compared to 173 locations as of November 1, 2014. Ollie’s Bargain Outlet retail locations are located in 17 states (Alabama, Connecticut, Delaware, Georgia, Indiana, Kentucky, Maryland, Michigan, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia).

(b) Fiscal year

Ollie’s follows a 52/53-week fiscal year, which ends on the Saturday nearest to January 31st. References to the fiscal year ended January 31, 2015 refer to the period from February 2, 2014 to January 31, 2015. The fiscal quarters ended October 31, 2015 and November 1, 2014 refer to the thirteen weeks from August 2, 2015 to October 31, 2015 and from August 3, 2014 to November 1, 2014, respectively. The year-to-date periods ended October 31, 2015 and November 1, 2014 refer to the thirty-nine weeks from February 1, 2015 to October 31, 2015 and from February 2, 2014 to November 1, 2014, respectively.

(c) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and applicable rules and regulations of the SEC regarding interim financial reporting. The condensed consolidated financial statements reflect all normal recurring adjustments which management believes are necessary to present fairly the Company’s financial condition, results of operations, and cash flows for all periods presented. The condensed consolidated balance sheets as of October 31, 2015 and November 1, 2014, the condensed consolidated statements of income for the thirteen weeks and thirty-nine weeks ended October 31, 2015 and November 1, 2014, and the condensed consolidated statements of stockholders’ equity and cash flows for the thirty-nine weeks ended October 31, 2015 and November 1, 2014 have been prepared by the Company and are unaudited. The Company’s business is seasonal in nature and results of operations for the interim periods presented are not necessarily indicative of operating results for the year ending January 30, 2016 or any other period. All intercompany accounts, transactions, and balances have been eliminated in consolidation.

The Company’s balance sheet as of January 31, 2015, presented herein, has been derived from the audited balance sheet included in the Company’s prospectus, dated July 15, 2015 related to the Company’s initial public offering (“IPO”) and filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, and referred to herein as the “Prospectus,” but does not include all disclosures

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

required by GAAP. These financial statements should be read in conjunction with the financial statements for the fiscal year ended January 31, 2015 and footnotes thereto included in the Prospectus.

For purposes of the disclosure requirements for segments of a business enterprise, it has been determined that the Company is comprised of one operating segment.

(d) Use of estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Fair value disclosures

Fair value is defined as the price which the Company would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

•	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

•

Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs which are observable or can be corroborated by observable market data.

•	Level 3 inputs are less observable and reflect the Company’s assumptions.

Ollie’s financial instruments consist of cash, accounts receivable, accounts payable, revolving credit facility and our term loan. The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of their short maturities. The carrying amount of the revolving credit facility and term loan facility approximates its fair value because the interest rates are adjusted regularly based on current market conditions.

(f) Supplemental cash flow information

As of October 31, 2015 and November 1, 2014, capital expenditures of $0.8 million and $0.5 million, respectively, had been incurred but not yet paid in cash and, accordingly, were accrued in accounts payable and accrued expenses.

(g) Stock split

On June 17, 2015, the Company effected a stock split of the Company’s common stock at a ratio of 115 shares for every share previously held. All common stock share and common stock per share amounts for all periods presented in these financial statements have been adjusted retroactively to reflect the stock split.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

(h) Initial public offering

On July 15, 2015, the Company priced its initial public offering of 8,925,000 shares of its common stock. In addition, on July 17, 2015, the underwriters of the IPO exercised their option to purchase an additional 1,338,750 shares of common stock from the Company. As a result, 10,263,750 shares of common stock were issued and sold by the Company at a price of $16.00 per share.

As a result of the IPO, the Company received net proceeds of $153.1 million, after deducting the underwriting fees of $11.1 million. The Company used the net proceeds from the IPO to pay off outstanding borrowings under the Revolving Credit Facility and a portion of the outstanding principal balance of the Term Loan. See Note 4, “Debt Obligations and Financing Arrangements.”

Immediately prior to the IPO, the Company amended and restated its certificate of incorporation to reflect the conversion of all Class B common stock to Class A common stock. In addition, all shares of Class A common stock were recapitalized into a single class of common stock. As part of the IPO, the Company increased its authorized common stock shares to 500,000,000 at $0.001 par value per share and authorized 50,000,000 shares of preferred stock at $0.001 par value per share.

(i) Goodwill/intangible assets

The Company amortizes intangible assets over their useful lives unless it determines such lives to be indefinite. Goodwill and intangible assets having indefinite useful lives are not amortized to earnings, but instead are subject to annual impairment testing or more frequently if events or circumstances indicate that the value of goodwill or intangible assets having indefinite useful lives might be impaired.

Entities have an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. The goodwill quantitative impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company has selected the fiscal month ending date of October as the annual impairment testing date. As of October 31, 2015 and November 1, 2014, the Company completed a qualitative impairment test. Based upon the results of the qualitative tests, no impairment of goodwill existed.

The Company is also required to perform impairment tests annually or more frequently if events or circumstances indicate that the value of its non-amortizing intangible assets might be impaired. The Company’s non-amortizing intangible assets as of October 31, 2015 and November 1, 2014 consisted of a tradename. Entities have an option to perform a qualitative assessment to determine whether further impairment testing of non-amortizing intangible assets is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative test. The Company performs the

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

quantitative impairment test using the discounted cash flow method based on management’s projections to determine the fair value of the asset. The carrying amount of the asset is then compared to the fair value. If the carrying amount is greater than fair value, an impairment loss is recorded for the amount that fair value is less than the carrying amount. If an entity believes, as a result of its qualitative assessment, that it is more-likely than-not that the fair value is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. As of October 31, 2015 and November 1, 2014, the Company completed a qualitative impairment test. Based upon the results of the qualitative tests, no impairment of the tradename existed.

(j) Recently issued accounting pronouncements

Contracts with customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date which defers the effective date for ASU 2014-09 by one year to January 1, 2018; however, public business entities would be permitted to adopt the standard as of the original effective date. The Company has not selected a transition method and is currently evaluating the impact this guidance will have on the consolidated balance sheet, results of operations and cash flows.

Deferred taxes

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. This update requires an entity to classify deferred tax liabilities and assets as noncurrent within a classified balance sheet. ASU 2015-17 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2016. This update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Early application is permitted as of the beginning of the interim or annual reporting period. The Company is currently reviewing the revised guidance and assessing the potential impact on its consolidated financial statements.

(2) Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding, after giving effect to the potential dilution, if applicable, from the assumed exercise of stock options into shares of common stock as if those stock options were exercised.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

The following table summarizes those effects for the diluted net income per common share calculation (in thousands, except share and per share amounts):

	Thirteen weeks ended		Thirty-nine weeks ended
	October 31, 2015	November 1, 2014	October 31, 2015	November 1, 2014
Net income	$6,762	$4,851	$19,775	$14,907

Weighted average number of common shares outstanding—Basic	58,478,249	48,202,093	52,258,973	48,203,041
Incremental shares from the assumed exercise of outstanding stock options	2,225,337	637,897	1,842,991	212,632

Weighted average number of common shares outstanding—Diluted	60,703,586	48,839,990	54,101,964	48,415,673

Earnings per common share—Basic	$0.12	$0.10	$0.38	$0.31

Earnings per common share—Diluted	$0.11	$0.10	$0.37	$0.31

Weighted average stock option shares totaling 578,890 and 459,431 for the thirteen weeks ended October 31, 2015 and November 1, 2014, respectively, and 661,314 and 3,920,333 for the thirty-nine weeks ended October 31, 2015 and November 1, 2014, respectively were excluded from the calculation of diluted weighted average common shares outstanding because the effect would have been antidilutive.

(3) Accrued expenses

Accrued expenses consists of the following (in thousands):

	October 31, 2015	November 1, 2014	January 31, 2015
Accrued compensation and benefits	$9,350	$7,450	$8,307
Sales and use taxes	2,538	1,970	1,273
Accrued real estate related	2,271	1,495	1,631
Accrued insurance	3,091	2,156	2,134
Accrued advertising	2,811	2,289	3,421
Accrued interest	259	3,964	178
Accrued freight	3,428	3,551	2,766
Other	7,573	6,020	7,930

	$31,321	$28,895	$27,640

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

(4) Debt obligations and financing arrangements

Long-term debt consists of the following (in thousands):

	October 31, 2015	November 1, 2014	January 31, 2015
Term loan	$212,377	$321,969	$321,287
Capital leases	70	—	—

Total debt	212,447	321,969	321,287
Less: current portion	(3,367)	(3,350)	(7,794)

Long—term debt	$209,080	$318,619	$313,493

The Company has two credit agreements in place including a Term Loan and a Revolving Credit Facility. As of October 31, 2015, November 1, 2014, and January 31, 2015 the amounts outstanding under the Term Loan, are net of unamortized original issue discount of $1.6 million, $2.9 million and $2.8 million, respectively.

The variable methods of determining interest rates for the Term Loan, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, the Eurodollar Rate plus 1.00%, or 2.00%; plus the Applicable Margin. The Term Loan also allows for Eurodollar Loans with a floor of 1.00%, plus the Applicable Margin. The Applicable Margin is 2.75% for a Base Rate Loan and 3.75% for a Eurodollar Loan. As of October 31, 2015 and November 1, 2014, the interest rate on outstanding borrowings under the Term Loan was 4.75%.

On April 11, 2014, the Company entered into a Second Amendment to the Term Loan which allowed the Company to borrow an additional principal amount of $60.0 million. The primary purpose of the additional term loan borrowing was to distribute $58.0 million as a cash dividend to common shareholders as consented by the original Term Loan lenders. The total dividend amount was recorded as a reduction of retained earnings of $23.6 million to reduce the retained earnings balance as of the dividend date to zero and the additional $34.4 million was recorded as a reduction of additional paid-in capital. The proceeds received were net of $2.0 million, of which $1.3 million was recognized as deferred financing fees, $0.4 million was recorded as additional original issue discount, and $0.3 million was recognized as selling, general and administrative expenses. In connection with this amendment, $0.4 million of debt issuance cost and $0.2 million of original issue discount were accelerated on the date of the amendment and included within the loss on the extinguishment of debt.

On May 27, 2015, the Company amended the Term Loan and Revolving Credit Facility to, among other things, increase the size of the Revolving Credit Facility from $75.0 million to $125.0 million and to permit a dividend to holders of the Company’s outstanding common stock. On May 27, 2015, the Company borrowed $50.0 million under the Revolving Credit Facility and the proceeds were used to pay an aggregate cash dividend of $48.8 million to holders of outstanding common stock. The total dividend amount was recorded as a reduction of retained earnings of $33.9 million to reduce the retained earnings balance as of the dividend date to zero and the additional $14.9 million was recorded as a reduction of additional paid-in capital.

In July 2015, the Company repaid $50.0 million on the Revolving Credit Facility and $103.1 million of principal on the Term Loan using proceeds from the IPO. In connection with this repayment, $1.5 million of debt issuance costs and $0.8 million of original issue discount were written off and included in the loss on extinguishment of debt.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

Under the terms of the Revolving Credit Facility, as of October 31, 2015 the Company could borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined, up to $125.0 million. The Revolving Credit Facility includes a $25.0 million sub-facility for letters of credit and a $20.0 million swingline loan facility. The Revolving Credit Facility includes variable methods of determining interest rates, calculated as the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, or the Eurodollar Rate plus 1.00%; plus Applicable Margin (which could range from 0.75% to 1.25%). Under the terms of the Revolving Credit Facility, the Applicable Margin may fluctuate subject to periodic measurements of average availability, as defined. The Revolving Credit Facility also allows for Eurodollar Loans comprised of the Eurodollar Base Rate plus Applicable Margin (which could range from 1.75% to 2.25%).

As of October 31, 2015, Ollie’s had $18.1 million of outstanding borrowings under the Revolving Credit Facility, with $103.4 million of borrowing availability, letter of credit commitments of $3.3 million and $0.2 million of rent reserves. The interest rate applicable to the outstanding borrowings as of October 31, 2015 is 4.00%. The Revolving Credit Facility also contains a variable unused line fee ranging from 0.250% to 0.375% per annum.

The Revolving Credit Facility and Term Loan are collateralized by the Company’s assets and equity and contain financial covenants, as well as certain business covenants, including restrictions on dividend payments, which the Company must comply with during the term of the agreements. The Company was in compliance with all terms of the agreements during and as of the thirty-nine weeks ended October 31, 2015 and November 1, 2014.

(5) Income taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. The effective tax rates for the thirteen weeks and thirty-nine weeks ended October 31, 2015 were 36.5% and 37.5%, respectively. The effective tax rates for the thirteen weeks and thirty-nine weeks ended November 1, 2014 was 38.4%. The effective tax rate for the thirteen weeks and thirty-nine weeks ended October 31, 2015 were lower than the prior year effective tax rates primarily as a result of a discrete tax benefit related to the impact from the finalization of employment-based tax credits associated with fiscal 2014 and the impact from a slight reduction in the projected state effective rate associated with the net deferred income tax liabilities.

(6) Commitments and contingencies

During the thirty-nine weeks ended October 31, 2015, 27 new store leases commenced. The fully executed leases have initial terms typically between five to seven years with options to renew for two or three successive five-year periods. The initial terms of these new store leases have future minimum lease payments totaling approximately $30.6 million.

From time to time we may be involved in claims and legal actions that arise in the ordinary course of our business. We cannot predict the outcome of any litigation or suit that we are party to. However, we do not believe that an unfavorable decision of any of the current claims or legal actions against us, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

(7) Equity incentive Plans

During 2012, Ollie’s established an equity incentive plan (the “2012 Plan”), under which stock options were granted to executive officers and key employees as deemed appropriate under the provisions of the 2012 Plan, with an exercise price at the fair value of the underlying stock on the date of grant. The vesting period for options granted under the 2012 Plan is five years (20% ratably per year). Options granted under the 2012 Plan are subject to employment for vesting, expire 10 years from the date of grant, and are not transferable other than upon death. As of July 15, 2015, the date of the pricing of the IPO, no additional equity grants will be made under the 2012 Plan.

In connection with the IPO, the Company adopted the 2015 equity incentive plan (the “2015 Plan”) pursuant to which the Company’s Board of Directors may grant stock options, restricted shares or other awards to employees, directors and consultants. The 2015 Plan allows for the issuance of up to 5,250,000 shares. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the Board of Directors or the Compensation Committee. The exercise price for stock options is determined at the fair value on the underlying stock on the date of grant. The vesting period for awards granted under the 2015 Plan is generally set at four years (25% ratably per year). Awards are subject to employment for vesting, expire 10 years from the date of grant, and are not transferable other than upon death. The Company uses authorized and unissued shares to satisfy share award exercises. As of October 31, 2015, there were 4,681,800 shares available for grant under the 2015 Plan.

A summary of the Company’s stock option activity and related information for the thirty-nine weeks ended October 31, 2015, is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)
Outstanding at January 31, 2015	6,010,475	$6.66
Granted	1,353,500	13.47
Forfeited	(43,550)	6.81
Exercised	(54,300)	6.57

Outstanding at October 31, 2015	7,266,125	7.93	7.6

Exercisable at October 31, 2015	3,144,525	6.54	7.0

Pursuant to the anti-dilutive clause in the 2012 Plan, the option exercise price for all options issued prior to the May 27, 2015 dividend were reduced. The exercise prices in the above table have been adjusted retroactively to reflect the reductions.

The compensation cost which has been recorded within selling, general and administrative expenses for the Company’s equity incentive plans was $1.4 million and $3.7 million for the thirteen and thirty-nine weeks ended October 31, 2015, respectively and $1.0 million and $2.9 million for the thirteen weeks and thirty-nine weeks ended November 1, 2014, respectively.

Ollie’s Bargain Outlet Holdings, Inc. and subsidiaries

Notes to condensed consolidated financial statements

October 31, 2015 and November 1, 2014

(Unaudited)

As of October 31, 2015, there was $14.9 million of total unrecognized compensation cost related to non-vested stock-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 3.1 years as of October 31, 2015. Awards with graded vesting are recognized using the straight-line method.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock and for stock options, the expected life of the option and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The weighted average grant date fair value per option for options granted during the thirty-nine weeks ended October 31, 2015 and November 1, 2014 was $5.03 and $3.52, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table:

	Thirty-nine weeks ended
	October 31, 2015	November 1, 2014
Risk-free interest rate	1.99%	2.08%
Expected dividend yield	—	—
Expected term (years)	6.4 years	6.5 years
Expected volatility	31.67%	32.50%

(8) Transactions with related parties

The Company has entered into five non-cancelable operating leases with related parties for office and store locations. Ollie’s has made $0.9 million in rent payments to such related parties during the thirty-nine weeks ended October 31, 2015 and during the thirty-nine weeks ended November 1, 2014.

During the thirty-nine weeks ended October 31, 2015 and November 1, 2014, the Company paid $0.1 million for the use of an airplane owned by a related party.

7,873,063 shares

Common stock

Prospectus

J.P. Morgan	Jefferies	BofA Merrill Lynch

Credit Suisse	Piper Jaffray
RBC Capital Markets	KeyBanc Capital Markets

February 18, 2016